Notice of 2009 Annual Meeting and Proxy Statement

2008 Annual Report to Stockholders

- **Management's Discussion and Analysis**
- **Consolidated Financial Statements**

NATIONAL OILWELL VARCO

2009 Proxy Statement and
2008 Annual Report to Stockholders

April 1, 2009

Fellow Stockholders:

On behalf of your Board of Directors and your management, we are pleased to invite you to attend the Annual Meeting of Stockholders of National Oilwell Varco, Inc. It will be held on Wednesday, May 13, 2009 at 10:00 A.M., local time, at the Company's corporate headquarters located at 7909 Parkwood Circle Dr., Houston, Texas 77036.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement, which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every stockholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is National Oilwell Varco's 2008 Annual Report on Form 10K, which we are distributing to the company's stockholders in lieu of a separate annual report.

Thank you for your continued support of and interest in National Oilwell Varco.

Sincerely,

Merrill A. (Pete) Miller, Jr.
Chairman, President and
Chief Executive Officer

TABLE OF CONTENTS

Page

NATIONAL OILWELL VARCO, INC.
7909 Parkwood Circle Drive
Houston, Texas 77036

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 13, 2009

DATE:	Wednesday, May 13, 2009
TIME:	10:00 a.m. (Houston time)
PLACE:	National Oilwell Varco 7909 Parkwood Circle Dr. Houston, Texas 77036

The 2009 annual meeting of stockholders of National Oilwell Varco, Inc. will be held at the Company's corporate headquarters located at 7909 Parkwood Circle Drive, Houston, Texas on Wednesday, May 13, 2009, at 10:00 a.m. local time, for the following purposes:

1. To elect three directors to hold office for a three-year term;
2. To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as independent auditors of the company for 2009;
3. To consider and act upon an amendment which will increase the number of authorized shares under the National Oilwell Varco, Inc. Long-Term Incentive Plan; and
4. To consider and act upon any other matters that may properly come before the annual meeting or any postponement or adjournment thereof.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR, FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR 2009, AND FOR THE PROPOSAL TO APPROVE AN AMENDMENT WHICH WILL INCREASE THE NUMBER OF AUTHORIZED SHARES UNDER THE NATIONAL OILWELL VARCO, INC. LONG-TERM INCENTIVE PLAN.

The Board of Directors has set March 23, 2009 as the record date for the annual meeting of the stockholders ("Annual Meeting"). If you were a stockholder of record at the close of business on March 23, 2009, you are entitled to vote at the Annual Meeting. A complete list of these stockholders will be available for examination at the Annual Meeting and during ordinary business hours at our offices at 7909 Parkwood Circle Drive, Houston, Texas for a period of ten days prior to the Annual Meeting.

You are cordially invited to join us at the Annual Meeting. However, to ensure your representation, we request that you return your signed proxy card at your earliest convenience, whether or not you plan to attend the Annual Meeting. You may revoke your proxy at any time if you wish to attend and vote in person.

By Order of the Board of Directors

/s/ Dwight W. Rettig

Dwight W. Rettig
Senior Vice President, General Counsel and Secretary

Houston, Texas
April 1, 2009

NATIONAL OILWELL VARCO, INC.
7909 Parkwood Circle Drive
Houston, Texas 77036

PROXY STATEMENT

Except as otherwise specifically noted in this Proxy Statement, the "Company," "we," "our," "us," and similar words in this Proxy Statement refer to National Oilwell Varco, Inc.

ANNUAL MEETING:	Date: Wednesday, May 13, 2009 Time: 10:00 a.m. (Houston time) Place: National Oilwell Varco 7909 Parkwood Circle Dr. Houston, Texas 77036
AGENDA:	Proposal 1: For the election of three nominees as directors of the Company for a term of three years.. Proposal 2: For the ratification of the appointment of Ernst & Young LLP as independent auditors of the Company. Proposal 3: For the approval of an amendment which will increase the number of authorized shares under the National Oilwell Varco, Inc. Long-Term Incentive Plan.
RECORD DATE/ WHO CAN VOTE:	All stockholders of record at the close of business on March 23, 2009 are entitled to vote. The only class of securities entitled to vote at the Annual Meeting is National Oilwell Varco common stock. Holders of National Oilwell Varco common stock are entitled to one vote per share at the Annual Meeting.
PROXIES SOLICITED BY:	Your vote and proxy is being solicited by the Board of Directors for use at the Annual Meeting. This Proxy Statement and enclosed proxy card is being sent on behalf of the Board of Directors to all stockholders beginning on or about April 1, 2009. By completing, signing and returning your proxy card, you will authorize the persons named on the proxy card to vote your shares according to your instructions.
PROXIES:	If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote FOR election of the three nominees for director (Proposal 1), FOR the ratification of the appointment of Ernst & Young LLP as independent auditors (Proposal 2), and FOR the approval of the amendment to the National Oilwell Varco, Inc. Long-Term Incentive Plan (Proposal 3).
REVOKING YOUR	You can revoke your proxy at any time prior to the time that the

PROXY:

vote is taken at the meeting by: (i) filing a written notice revoking your proxy; (ii) filing another proxy bearing a later date; or (iii) casting your vote in person at the Annual Meeting. Your last vote will be the vote that is counted.

QUORUM:

As of March 23, 2009, there were 418,128,599 shares of National Oilwell Varco common stock issued and outstanding. The holders of these shares have the right to cast one vote for each share held by them. The presence, in person or by proxy, of stockholders entitled to cast at least 209,064,300 votes constitutes a quorum for adopting the proposals at the Annual Meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining a quorum, as will broker non-votes. A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. If you have properly signed and returned your proxy card by mail, you will be considered part of the quorum, and the persons named on the proxy card will vote your shares as you have instructed them.

MULTIPLE PROXY CARDS:

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts, and are registered in different names. You should vote each of the proxy cards to ensure that all of your shares are voted.

HOUSEHOLDING:

The U.S. Securities and Exchange Commission, or SEC, has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a copy of these materials, other than the Proxy Card, to those stockholders. This process, which is commonly referred to as "householding," can mean extra convenience for stockholders and cost savings for the Company. Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record. Through householding, stockholders of record who have the same address and last name will receive only one copy of our Proxy Statement and Annual Report, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate Proxy Cards. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of Proxy Statements and Annual Reports, or if you hold stock in more than one account and wish to receive only a single copy of the Proxy Statement or Annual Report for your household, please contact Broadridge Householding Department, in writing, at 51 Mercedes Way, Edgewood, New York 11717, or by phone at (800) 542-1061. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your broker if you are a beneficial stockholder.

COST OF PROXY SOLICITATION:

We have retained InvestorCom, Inc. to solicit proxies from our stockholders at an estimated fee of $4,500, plus expenses. This fee does not include the costs of preparing, printing, assembling, delivering and mailing the Proxy Statement. The Company will pay for the cost of soliciting proxies. Some of our directors, officers and employees may also solicit proxies personally, without any additional compensation, by telephone or mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on Wednesday, May 13, 2009.

The Company's 2009 Proxy Statement and the Annual Report to Stockholders for the year ended 2008 are also available at:
http://phx.corporate-ir.net/phoenix.zhtml?c=97690&p=irol-reportsannual.

For directions to the Annual Meeting, please contact investor relations at 713-346-7500.

PLEASE VOTE -- YOUR VOTE IS IMPORTANT

ELECTION OF DIRECTORS
PROPOSAL NO. 1 ON THE PROXY CARD

The Board of Directors of National Oilwell Varco (the "Board") is divided into three classes, each class serving a term of three years. Directors whose terms expire this year include: Merrill A. Miller, Jr., Greg L. Armstrong and David D. Harrison.

Merrill A, Miller, Jr., Greg L. Armstrong and David D. Harrison are nominees for directors for a three-year term expiring at the Annual Meeting in 2012, or when their successors are elected and qualified. We believe each of the nominees will be able to serve if elected. However, if any nominee is unable to serve, the remaining members of the Board have authority to nominate another person, elect a substitute, or reduce the size of the Board. Directors whose terms expire in 2010 and 2011 will continue to serve in accordance with their prior election or appointment. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Vote Required for Approval

National Oilwell Varco's Bylaws require that each director be elected by the majority of votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors would be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. Whether an election is contested or not is determined as of a date that is fourteen days in advance of when we file our definitive proxy statement with the SEC; this year's election was determined to be an uncontested election, and the majority vote standard will apply. If a nominee who is serving as a director is not elected at the annual meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our Bylaws and Corporate Governance Guidelines, each director must submit an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote. In that situation, the Nominating/Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board will act on the Nominating/Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within ninety days from the date the election results are certified. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover director." In 2009, all director nominees are currently serving on the Board.

Information Regarding Nominees for Director for Terms Expiring in 2012:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Merrill A. Miller, Jr.	58	2009	Mr. Miller has been a Director of the Company since May 2001 and Chairman of the Board since July 22, 2005. He also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served as President since November 2000 and as Chief Executive Officer since May 2001. He has served in various senior executive positions with National Oilwell since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.	2001

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Greg L. Armstrong	50	2009	Mr. Armstrong has been a Director of the Company since March 2005. Mr. Armstrong served as a Director of Varco from May 20, 2004 until its merger with the Company on March 11, 2005. Since 1998, he has been the Chairman of the Board and Chief Executive Officer of Plains All American GP LLC, the general partner and controlling entity of Plains All American Pipeline, L.P., a publicly traded master limited partnership engaged in the business of marketing, gathering, transporting, terminalling and storing crude oil. Mr. Armstrong is a member of the National Petroleum Council.	2005
David D. Harrison	61	2009	Mr. Harrison has been a Director of the Company since August 2003. He has served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a diversified manufacturer in water technologies and enclosures businesses, since February 2000 until his retirement in February 2007. He also served as Executive Vice President and Chief Financial Officer of Pentair, Inc. from 1994 to 1996. From 1972 through 1994, Mr. Harrison held various domestic and international finance positions with a combination of General Electric and Borg-Warner Chemicals. Mr. Harrison serves as a director of Navistar International Corporation, a holding company whose wholly owned subsidiaries produce International® brand commercial trucks, MaxxForce brand diesel engines, IC brand school buses, and Workhorse brand chassis for motor homes and step vans. Mr. Harrison also serves as a director of James Hardie Industries, a fibre cement technology company.	2003

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR.

Information Regarding Continuing Directors:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Robert E. Beauchamp	49	2011	Mr. Beauchamp has been a Director of the Company since August 2002. Since 1988, he has served in various capacities at BMC Software, Inc., a leading provider of enterprise management solutions, most recently as President and Chief Executive Officer and as Chairman of the Board. During his career with BMC, he also served as senior vice president of research & development, vice president of strategic marketing and corporate development, and director of strategic marketing.	2002
Ben A. Guill	58	2010	Mr. Guill has served as a Director of the Company since 1999. Until April 2007, he was President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. Prior to joining First Reserve, Mr. Guill was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry. Mr. Guill also serves as a director of the general partner of Cheniere Energy Partners, L.P. and as a director of Trico Marine Services, Inc.	1999
Roger L. Jarvis	55	2010	Mr. Jarvis has been a Director of the Company since February 2002. Since 2007, he has served as Chairman, Chief Executive Officer and President of Common Resources LLC, a privately held company engaged in the business of exploration for and production of hydrocarbons in the United States. He served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, from 1996 and as its Chairman of the Board from 1998, until its acquisition by Norsk Hydro ASA in December 2005.	2002

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Eric L. Mattson	57	2010	Mr. Mattson has been a Director of the Company since March 2005. Mr. Mattson served as a Director of Varco (and its predecessor, Tuboscope Inc.) from January 1994 until its merger with the Company on March 11, 2005. Mr. Mattson is currently an investor in and serves as the Chief Financial Officer of Select Energy Services, LLC, a privately held oil service company located in Gainesville, Texas. Prior to that, Mr. Mattson served as Senior Vice President and Chief Financial Officer of VeriCenter, Inc., a private provider of managed hosting services, since 2003, until its acquisition in August 2007. From November 2002 until October 2003, Mr. Mattson worked as an independent consultant. Mr. Mattson was the Chief Financial Officer of Netrail, Inc., a private Internet backbone and broadband service provider, from September 1999 until November 2002. From July 1993 until May 1999, Mr. Mattson served as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries.	2005
Jeffery A. Smisek	54	2011	Mr. Smisek has been a Director of the Company since March 2005. Mr. Smisek served as a Director of Varco (and its predecessor, Tuboscope Inc.) from February 1998 until its merger with the Company on March 11, 2005. Mr. Smisek has served as President and a director of Continental Airlines, Inc. since December 2004 and Chief Operating Officer since September 2008. Mr. Smisek previously served Continental Airlines, Inc. as: Executive Vice President from March 2003 until December 2004; and Executive Vice President — Corporate from May 2001 until March 2003.	2005

COMMITTEES AND MEETINGS OF THE BOARD

Committees

The Board of Directors had the following standing committees: Audit, Compensation, and Nominating/Corporate Governance.

Number of Meetings Held in 2008

Board of Directors	5
Audit Committee	4
Compensation Committee	3
Nominating/Corporate Governance Committee	2

Attendance at Meetings

Each incumbent director attended at least 75% of the meetings of the Board and committees of which that director was a member.

Audit Committee

Messrs. Harrison (Chairman), Armstrong, Guill and Mattson are the current members of the Audit Committee. All members of this committee are "independent" within the meaning of the rules governing audit committees by the New York Stock Exchange, or NYSE.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures;
- select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors;
- monitor the independence and performance of the Company's independent auditors and internal audit function;
- establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal audit function and the Board of Directors;
- prepare an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement; and
- monitor the Company's compliance with legal and regulatory requirements.

A copy of the Audit Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Audit Committee Financial Expert
The Board of Directors has determined that all members of the Audit Committee meet the NYSE standard of having accounting or related financial management expertise and meet the SEC's criteria of an Audit Committee Financial Expert.

Compensation Committee

Messrs. Smisek (Chairman), Beauchamp and Jarvis are the current members of the Compensation Committee. All members of the Compensation Committee are independent as defined by the applicable NYSE listing standards.

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers;
- approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company; and
- administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

A copy of the Compensation Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Compensation Committee Interlocks and Insider Participation. Except as provided below, during 2008, Messrs. Smisek, Guill and Jarvis served on the Compensation Committee. None of these members is a former or current officer or employee of the Company or any of its subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer/director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

In February 2008, the Company and Mr. Beauchamp learned that Mr. Beauchamp's brother-in-law served as Chief Executive Officer of a vendor of the Company. During 2007, this vendor received approximately $3 million in payments from the Company. Due to this relationship, Mr. Beauchamp was no longer considered an independent director under applicable NYSE listing standards. As a result, Mr. Beauchamp resigned from the Compensation Committee effective February 14, 2008, and was replaced by Roger L. Jarvis. However, as of November 12, 2008, Mr. Beauchamp is now considered an independent director under applicable NYSE listing standards. In February 2009, Mr. Beauchamp replaced Mr. Guill on the Compensation Committee.

Nominating/Corporate Governance Committee

Messrs. Beauchamp (Chairman), Jarvis and Smisek are the current members of the Nominating/Corporate Governance Committee. All members of the Nominating/Corporate Governance Committee are independent as defined by the applicable NYSE listing standards.

The Nominating/Corporate Governance Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- ensure that the Board and its committees are appropriately constituted so that the Board and directors may effectively meet their fiduciary obligations to stockholders and the Company;
- identify individuals qualified to become Board members and recommend to the Board director nominees for each annual meeting of stockholders and candidates to fill vacancies in the Board;
- recommend to the Board annually the directors to be appointed to Board committees;
- monitor, review, and recommend, when necessary, any changes to the Corporate Governance Guidelines; and
- monitor and evaluate annually the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines.

A copy of the Nominating/Corporate Governance Committee Charter is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

In February 2008, the Company and Mr. Beauchamp learned that Mr. Beauchamp's brother-in-law served as Chief Executive Officer of a vendor of the Company. During 2007, this vendor received approximately $3 million in payments from the Company. Due to this relationship, Mr. Beauchamp was no longer considered an independent director under applicable NYSE listing standards. As a result, Mr. Beauchamp resigned from the Nominating/Corporate Governance Committee effective February 14, 2008, and was replaced by Eric L. Mattson. However, as of November 12, 2008, Mr. Beauchamp is now considered an independent director under applicable NYSE listing standards. In February 2009, Mr. Beauchamp replaced Mr. Mattson on the Nominating/Corporate Governance Committee, and replaced Mr. Jarvis as Chairman of the Nominating/Corporate Governance Committee.

Director Nominees

The Nominating/Corporate Governance Committee has the responsibility of identifying candidates for election as directors, reviewing background information relating to candidates for director, and recommending to the Board of Directors nominees for directors to be submitted to stockholders for election. It is the policy of the committee to consider director candidates recommended by stockholders. Nominees to be evaluated by the Nominating/Corporate Governance Committee are selected by the committee from candidates recommended by multiple sources, including other directors, management, stockholders, and candidates identified by independent search firms (which firms may be paid by the Company for their services), all of whom will be evaluated based on the same criteria. As of March 23, 2009, we had not received any recommendations from stockholders for potential director candidates. All of the current nominees for director are standing members of the Board that are proposed by the entire Board for re-election. Written suggestions for nominees should be sent to the Secretary of the Company at the address listed below.

The Board of Directors believes that nominees should reflect the following characteristics:

- have a reputation for integrity, honesty, candor, fairness and discretion;
- be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations;
- be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise; and
- have a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

Any stockholder of record who is entitled to vote for the election of directors may nominate persons for election as directors if timely written notice in proper form of the intent to make a nomination at the Annual Meeting is received by the Company at National Oilwell Varco, Inc., 7909 Parkwood Circle Drive – 7th Floor, Houston, TX 77036, Attention: Dwight W. Rettig, Secretary. The notice must be received no later than April 11, 2009 – 10 days after the first public notice of the Annual Meeting is first sent to stockholders. To be in proper form, the notice must contain prescribed information about the proponent and each nominee, including such information about each nominee as would have been required to be included in a proxy statement filed pursuant to the rules of the SEC had such nominee been nominated by the Board of Directors.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic combined and separate meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

The Board of Directors has determined that all of the members of the Audit Committee are independent based on the guidelines set forth by the NYSE and SEC rules for the independence of Audit Committee members. The Audit Committee held four (4) meetings in 2008, and at each regularly scheduled quarterly meeting met in executive session with both the internal audit director and the independent audit partner, without management being present. In addition, the Audit Committee reviewed with management and the independent auditors the Company's quarterly earnings releases and financial statements prior to filing or release.

The Audit Committee reviewed and discussed with senior management the audited financial statements included in the Company's Annual Report on Form 10-K. Management has confirmed to the Audit Committee that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles.

The Audit Committee discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as may be modified or supplemented. SAS No. 61 requires independent auditors to communicate certain matters related to the conduct of an audit to those who have responsibility for oversight of the financial reporting process, specifically the audit committee. Among the matters to be communicated to the audit committee are: (1) methods used to account for significant unusual transactions; (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (3) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (4) disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements. In addition, the Audit Committee reviewed with Ernst & Young their judgment as to the quality, not just the acceptability, of the Company's accounting principles.

The Audit Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communication with the Audit Committee concerning independence, and has discussed Ernst & Young's independence with Ernst & Young.

Based on the review of the financial statements, the discussion with Ernst & Young regarding SAS No. 61, the discussion with Ernst & Young of the applicable requirements of the Public Company Accounting Oversight Board concerning independence, and receipt from them of the required written disclosures, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2008 Annual Report on Form 10-K.

Notwithstanding the foregoing, the Audit Committee's charter clarifies that it is not the Audit Committee's duty to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of financial statements in accordance with GAAP. Management is also responsible for assuring compliance with laws and regulations and the Company's corporate policies, subject to Audit Committee's oversight in the areas covered by the Audit Committee's charter. The independent auditors are responsible for expressing opinions on those financial statements and on the effectiveness of the Company's internal control over financial reporting.

Members of the Audit Committee

David D. Harrison, Committee Chairman
Greg L. Armstrong
Ben A. Guill
Eric L. Mattson

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
PROPOSAL NO. 2 ON THE PROXY CARD

Information Regarding our Independent Auditors

The Audit Committee of the Board of Directors has reappointed Ernst & Young LLP as independent auditors for 2009. Stockholders are being asked to vote upon the ratification of the appointment. Representatives of Ernst & Young will attend the Annual Meeting, where they will be available to respond to appropriate questions and have the opportunity to make a statement if they desire.

Vote Required for Approval

The proposal to ratify the appointment of Ernst & Young LLP as independent auditors will require approval by a majority of the votes cast on the meeting. In accordance with NYSE rules, a proposal to ratify independent auditors is considered to be a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions within the time period specified in the voting instructions submitted by such brokerage firms. Abstentions, which will be counted as votes present for the purpose of determining a quorum, will have the effect of a vote against the proposal. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the ratification of the appointment of Ernst & Young LLP as independent auditors.

Audit Fees

The Audit Committee pre-approves all services provided by the Company's independent auditors to the Company and its subsidiaries. Consideration and approval of such services generally occurs in the regularly scheduled quarterly meetings of the Audit Committee. The Audit Committee has delegated the Chairman of the Audit Committee to pre-approve allowed non-audit services, subject to review by the full committee at the next regularly scheduled meeting. The Audit Committee has considered whether the provision of all services other than those rendered for the audit of the Company's financial statements is compatible with maintaining Ernst & Young's independence and has concluded that their independence is not compromised.

The following table sets forth Ernst & Young LLP's fees for services rendered during 2007 and 2008. All services provided by Ernst & Young LLP were pre-approved by the Audit Committee.

	2008	2007
	(in thousands)	
Audit Fees	$6,626	$4,941
Audit Related Fees[(1)]	237	90
Tax Fees[(2)]	1,814	1,704
All Other Fees	-	-
Total	$ 8,677	$ 6,735

[(1)]Consists primarily of fees for employee benefit plans, due diligence related to acquisition

transactions, and international accounting consultations.
(2)Consists primarily of fees for compliance, planning and advice with respect to various domestic and foreign corporate tax matters.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP.

APPROVAL OF AN AMENDMENT TO INCREASE THE NUMBER OF AUTHORIZED SHARES UNDER THE LONG-TERM INCENTIVE PLAN — PROPOSAL NO. 3 ON THE PROXY CARD

In 2005, the stockholders approved the National Oilwell Varco Long-Term Incentive Plan (the "Equity Incentive Plan"). The Equity Incentive Plan was proposed as a result of the Company's merger with Varco International, Inc.

As of March 23, 2009, there were 1,402,551 shares remaining available for future grants under the Equity Incentive Plan. The Equity Incentive Plan is the only Company equity plan from which shares remain available for future grants. The Compensation Committee of the Board of Directors and the Board itself considers this number to be inadequate to achieve the stated purpose of the Equity Incentive Plan in the future; namely, to promote the long-term financial interests of the Company by: (i) encouraging directors, officers and employees of the Company to acquire an ownership position in the Company; (ii) enhancing the ability of the Company to attract and retain directors, officers and key employees of outstanding ability; and (iii) providing directors, officers and key employees with an interest in the Company aligned with that of the Company's stockholders.

The Board has approved, and stockholders are being asked to approve, an amendment to the Equity Incentive Plan, the text of which is provided as Appendix I to this Proxy Statement, which would increase by 10,500,000 the number of authorized shares available under the Equity Incentive Plan. This increase would result in 11,902,551 shares being available for future grants, including the number of shares remaining available on March 23, 2009.

The Equity Incentive Plan provides for long-term compensation and incentive opportunities for directors, executives and key employees of the Company and its subsidiaries. The Board believes that the future success of the Company is dependent upon the quality and continuity of management, and that compensation programs such as stock options and restricted stock grants are important in attracting and retaining individuals of superior ability and in motivating their efforts on behalf of the Company.

As of March 23, 2009, there were 10,838,633 shares reserved for issuance under the Equity Incentive Plan upon the vesting of restricted stock grants and the exercise of existing option grants. As of March 23, 2009, there were 2,198,346 shares and 10,667,626 shares reserved for issuance under all Company equity plans (including the Equity Incentive Plan and all discontinued Company equity plans) upon the vesting of restricted stock grants and the exercise of existing option grants, respectively. As of March 23, 2009, the weighted-average exercise price and the weighted-average remaining term for the Company's outstanding stock options under all Company equity plans were $33.92 and 7.91 years, respectively.

As of March 23, 2009, there were 418,128,599 shares of National Oilwell Varco common stock issued and outstanding.

Vote Required for Approval

The proposal of an amendment which will increase the number of shares authorized under the Equity Incentive Plan will require approval by a majority of the votes cast on the meeting. Abstentions, which will be counted as votes present for the purpose of determining a quorum, will have the effect of a vote against the proposal. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the amendment which will increase the number of shares authorized under the Equity Incentive Plan.

Description of the Plan

The following summary describes briefly the principal features of the Equity Incentive Plan, and is qualified in its entirety by reference to the full text of the Equity Incentive Plan, which is provided as Appendix II to this Proxy Statement.

General Terms

The purpose of the Equity Incentive Plan is to promote the long-term financial interests of the Company, including its growth and performance, by encouraging directors, officers and employees of the Company and its affiliates to acquire an ownership position in the Company, by enhancing the ability of the Company to attract and retain directors, officers and key employees of outstanding ability, and by providing directors, officers and key employees with an interest in the Company aligned with that of the Company's stockholders. It is not possible to determine at this time the number of shares of Company common stock covered by options or restricted stock awards that may be granted in the future under the Equity Incentive Plan to any employee.

Administration

Generally, the Equity Incentive Plan will be administered by the Compensation Committee, which is and will be composed of independent directors of the Company. The Board will administer the Equity Incentive Plan as to awards to members of the Board. In addition, the Compensation Committee has the authority to delegate to one or more members of the Board or one or more officers of the Company the power to administer the plan as to employees, other than persons subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

The Compensation Committee will have full authority, subject to the terms of the Equity Incentive Plan, to establish rules and regulations for the proper administration of the Equity Incentive Plan, to select the employees, consultants and directors to whom awards are granted, and to set the date of grant, the type of award that shall be made and the other terms of the awards.

Eligibility

All employees, consultants and directors of the Company and its affiliates are eligible to participate in the Equity Incentive Plan. The selection of those employees, consultants and directors, from among those eligible, who will receive awards is within the discretion of the Compensation Committee.

Term of the Plan

The Equity Incentive Plan will terminate on September 13, 2014, after which time no additional awards may be made or options granted under the Equity Incentive Plan.

Number of Shares Subject to Equity Incentive Plan and Award Limits

No participant may receive awards with respect to more than 1,000,000 shares in any calendar year; provided, however, to the extent the 1,000,000 share limit is not awarded to any participant with respect to any calendar year, the amount not so awarded but permitted for such participant shall be available for award to such participant during any subsequent calendar year. The limitation described in the preceding sentence may be adjusted upon a reorganization, stock split, recapitalization or other change in the Company's capital structure. The maximum amount of awards denominated in cash that may be granted to any participant during any calendar year may not exceed $2,000,000.

To the extent that an award terminates, expires, lapses, is settled in cash or repurchased for any reason, any shares subject to the award may be used again for new grants under the Equity Incentive Plan. In addition, shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation may be used for grants under the Equity Incentive Plan.

A total of 1,402,551 shares are available for future grants under the Equity Incentive Plan as of March 23, 2009.

Types of Awards

The Equity Incentive Plan permits the granting of any or all of the following types of awards ("Awards"): (1) stock options, (2) restricted stock, (3) performance awards, (4) phantom shares, (5) stock appreciation rights, (6) stock payments, and (7) substitute awards.

Stock Options

The term of each option will be as specified by the Compensation Committee at the date of grant (but not more than ten years). The effect of the termination of an optionee's employment, consulting relationship, or membership on the Board will be specified in the Award agreement that evidences each option grant. The Compensation Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an option may vest and be exercised. The period during which an option is exercisable shall be set forth in the Award agreement. No portion of an option which is unexercisable at termination of the participant's employment or service, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Compensation Committee either in the Award agreement or by action following the grant of the option.

The option price will be determined by the Compensation Committee and will be no less than the fair market value of the shares on the date that the option is granted, except for adjustments for certain changes in the Company's common stock.

The Compensation Committee may determine the method by which the option price may be paid upon exercise, including in cash, check, other shares of Company common stock owned by the optionee for at least six months prior to exercise (unless waived by the Compensation Committee), shares issuable upon option exercise, other securities or property, a note, withholding of shares, or by a combination thereof. The Equity Incentive Plan also allows the Compensation Committee, in its discretion, to establish procedures pursuant to which an optionee may affect a cashless broker exercise of an option. No participant who is a member of the board of directors or an executive officer shall be permitted to pay the exercise price or tax withholding obligation of an option or any other Award in any method that would violate Section 13(k) of the Exchange Act.

Restricted Stock

Awards may be granted in the form of restricted stock ("Restricted Stock Award"). Restricted Stock Awards may be awarded in such numbers and at such times as the Compensation

Committee may determine. Restricted Stock Awards will be subject to certain terms, conditions or restrictions, including vesting terms that may be linked to performance criteria or other specified criteria including passage of time.

The Compensation Committee may, in its discretion, waive any restrictions on any outstanding Restricted Stock Award as of a date determined by the Compensation Committee, but the Compensation Committee may not in general take any action to waive restrictions on a Restricted Stock Award that has been granted to a covered employee (within the meaning of Section 162(m) of the Internal Revenue Code) if such award has been designed to meet the exception for performance-based compensation under Section 162(m) of the Internal Revenue Code.

Performance Awards

The Compensation Committee may, in its sole discretion, grant Performance Awards under the Equity Incentive Plan that may be paid in cash, Company common stock, or a combination thereof as determined by the Compensation Committee. At the time of the grant, the Compensation Committee will establish the maximum dollar amount of each Performance Award, the performance goals which may be linked to performance criteria or other specified criteria, including passage of time, and the performance period over which the performance goals will be measured.

Following the end of the performance period, the Compensation Committee will determine and certify in writing the amount payable to the holder of the Performance Award based on the achievement of the performance goals for such performance period. Payment shall be made in cash and/or in shares of Company common stock, in a lump sum or in installments, following the close of the performance period or at such later deferral date elected by the participant, each as prescribed by the Compensation Committee.

Phantom Shares

Phantom Shares under the Equity Incentive Plan are awards of, or rights to receive amounts equal to, a specified number of shares of Company common stock over or following a specific period of time. Such awards may be subject to fulfillment of conditions, which may be linked to performance criteria or other specified criteria, including the passage of time, if any, as the Compensation Committee may specify.

Payment of Phantom Shares may be made in cash, Company common stock, or a combination thereof and shall be paid in a lump sum or installments, following the close of the performance period or at such later deferral date elected by the participant each as prescribed by the Compensation Committee. Any payment to be made in cash will be based on the fair market value of the Company common stock on the payment date.

SARs

The Compensation Committee may grant to employees, consultants and directors Stock Appreciation Rights ("SAR"), which consist of a right to receive amounts equal to the share appreciation in the Company's common stock over a period of time. The payment may be made in shares of Company common stock, cash or both. A SAR may be granted (a) in connection and simultaneously with the grant of an option, (b) with respect to a previously granted option, or (c) independent of an option.

Stock Payments

Stock Payments may be awarded in such number of shares of Company common stock and may be based upon performance criteria or other specific criteria, if any, as determined appropriate by the Compensation Committee, determined on the date such Stock Payment is made or on any date thereafter. Stock Payments may be made as part of any bonus, deferred compensation or other arrangement, in lieu of all or any portion of such compensation.

Substitute Awards

The Compensation Committee may also grant to individuals who become employees, consultants or directors of the Company or its subsidiaries in connection with a merger or other corporate transaction awards under the Equity Incentive Plan in substitution of an award such person may have held under his or her prior employer's plan. It is expected that a substitute award will have substantially the same terms as the award it replaces.

Miscellaneous

The Compensation Committee may amend or modify the Equity Incentive Plan at any time; provided, however, that stockholder approval will be obtained for any amendment (i) to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available, or (iii) to permit the exercise price of any outstanding option or SAR that is "underwater" to be reduced or for an "underwater" option or SAR to be cancelled and replaced with a new Award. The Company's Corporate Governance Guidelines do not permit the repricing of options.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE AMENDMENT TO THE 2005 LONG-TERM INCENTIVE PLAN.

CORPORATE GOVERNANCE

National Oilwell Varco's Board of Directors is committed to promoting transparency in reporting information about the Company, complying with the spirit as well as the literal requirements of applicable laws, rules and regulations, and corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards. The Board of Directors adopted Corporate Governance Guidelines which established provisions for the Board's composition and function, Board committees and committee membership, evaluation of director independence, the roles of the Chairman of the Board, the Chief Executive Officer and the Lead Director, the evaluation of the Chief Executive Officer, regular meetings of non-management directors, board conduct and review, selection and orientation of directors, director compensation, access to management and independent advisors, and annual review of the Corporate Governance Guidelines. A copy of the Corporate Governance Guidelines is available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of the Corporate Governance Guidelines, as well as its Committee charters, to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.

Director Independence

The Corporate Governance Guidelines address, among other things, standards for evaluating the independence of the Company's directors. The Board undertakes an annual review of director independence and considers transactions and relationships during the prior year between each director or any member of his or her immediate family and the Company and its affiliates, including those reported under "Certain Relationships and Related Transactions" in this Proxy Statement. In February 2009, as a result of this annual review, the Board affirmatively determined that a majority of the members of the Board of Directors are independent of the Company and its management under the standards set forth in the Corporate Governance Guidelines. The following directors were affirmed as independent: Greg L. Armstrong, Robert E. Beauchamp, Ben A. Guill, David D. Harrison, Roger L. Jarvis, Eric L. Mattson, and Jeffery A. Smisek.

Lead Director

The non-management members of the Board of Directors have appointed Greg L. Armstrong as Lead Director. The Lead Director is responsible for developing the agenda for, and presiding over the executive sessions of, the Board's non-management directors, and for acting as principal liaison between the non-management directors and the chief executive officer on matters dealt with in executive session.

Policies on Business Ethics and Conduct

The Company has a long-standing Business Ethics Policy. In April 2003, the Board adopted the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers. These codes are designed to focus the Board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help to foster a culture of honesty and accountability. As set forth in the Corporate Governance Guidelines, the Board may not waive the application of the Company's policies on business ethics and conduct for any Director or Executive Officer. Copies of the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers, as well as the code of ethics applicable to employees of the Company, are available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of these Codes to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.

Communications with Directors

The Board has provided a process for interested parties to communicate with our non-management directors. Parties wishing to communicate confidentially with our non-management directors may do so by calling 1-800-372-3956. This procedure is described on the Company's website, www.nov.com, in the Investor Relations/Corporate Governance section. Calls to this number will be answered by an independent, automated system 24 hours a day, 365 days a year. A transcript of the call will be delivered to a member of the Audit Committee. Parties wishing to send written communications to the Board, other than sales-related communications, should send a letter addressed to the member or members of the Board to whom the communication is directed, care of the Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas, 77036. All such communications will be forwarded to the Board member or members specified.

Director Attendance at Annual Meetings

The Company does not have a formal policy with respect to director attendance at annual stockholder meetings. In 2008, all members of the Board were in attendance at the annual meeting.

NYSE Corporate Governance Matters

As a listed company with the NYSE, our Chief Executive Officer, as required under Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violation by the company of NYSE Corporate Governance listing standards as of the date of the certification. On May 16, 2008, the Company's Chief Executive Officer submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards.

On March 2, 2009, the Company filed its 2008 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

EXECUTIVE OFFICERS

The following persons are our current executive officers. The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board of Directors. None of the executive officers, directors, or nominees for director has any family relationships with each other.

Name	Age	Position	Biography
Merrill A. Miller, Jr.	58	President and Chief Executive Officer	Mr. Miller has served as the Company's President since November 2000, Chief Executive Officer since May 2001 and Chairman of the Board since July 22, 2005. Mr. Miller also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served in various senior executive positions with the Company since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.
Robert W. Blanchard	47	Vice President, Corporate Controller and Chief Accounting Officer	Mr. Blanchard has served as the Company's Vice President, Corporate Controller and Chief Accounting Officer since May, 2005. Mr. Blanchard served as Controller of Varco from 1999 and as its Vice President from 2002 until its merger with the Company on March 11, 2005.
Mark A. Reese	50	President – Rig Technology	Mr. Reese has served as President – Rig Technology since August 2007. Mr. Reese served as President – Expendable Products from January 2004 to August 2007. He served as President of the Company's Mission Products Group from August 2000 to January 2004. From May 1997 to August 2000 he was Vice President of Operations for the Company's Distribution Services Group.
Dwight W. Rettig	48	Senior Vice President, General Counsel and Secretary	Mr. Rettig has served as the Company's Senior Vice President since February 2009, as the Company's Vice President and General Counsel since February 1999, and from February 1998 to February 1999 as General Counsel of the Company's Distribution Services Group.

Name	Age	Position	Biography
Clay C. Williams	46	Executive Vice President and Chief Financial Officer	Mr. Williams has served as the Company's Executive Vice President since February 2009, and as the Company's Senior Vice President and Chief Financial Officer since March 2005. He served as Varco's Vice President and Chief Financial Officer from January 2003 until its merger with the Company on March 11, 2005. From May 2002 until January 2003, Mr. Williams served as Varco's Vice President Finance and Corporate Development. From February 2001 until May 2002, and from February 1997 until February 2000, he served as Varco's Vice President—Corporate Development. Mr. Williams serves as a director of Benchmark Electronics, Inc., a company engaged in providing electronic manufacturing services in the United States and internationally.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners

Based on information filed with the SEC as of the most recent practicable date, this table shows the number and percentage of shares beneficially owned by owners of more than five percent of the outstanding shares of the stock of the Company at December 31, 2008. The number and percentage of shares beneficially owned is based on 417,350,924 shares outstanding as of December 31, 2008.

5% Owners	No. of Shares	Percent of Class
FMR LLC (1) 82 Devonshire Street Boston, MA 02109	26,795,968	6.42%

(1) Shares owned at December 31, 2008, as reflected in Amendment No. 11 to Schedule 13G filed with the SEC on February 17, 2009. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC ("FMR"), is the beneficial owner of 25,597,123 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "Funds"). Edward C. Johnson 3d and FMR, through its control of Fidelity, and the Funds each has sole power to dispose of the 25,597,123 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Strategic Advisers, Inc., a wholly-owned subsidiary of FMR, provides investment advisory services to individuals. As such, FMR's beneficial ownership includes 49,225 shares beneficially owned through Strategic Advisers, Inc. Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR, is the beneficial owner of 17,140 shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Edward C. Johnson 3d and FMR, through its control of PGALLC, each has sole dispositive power over 17,140 shares and sole power to vote or to direct the voting of 17,140 shares of common stock owned by the institutional accounts or funds advised by PGALLC. Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR, is the beneficial owner of 848,163 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 848,163 shares and sole power to vote or to direct the voting of 808,245 shares owned by the institutional accounts managed by PGATC. FIL Limited and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. FIL Limited is the beneficial owner of 284,317 shares.

Security Ownership of Management

This table shows the number and percentage of shares of the Company's stock beneficially owned as of March 23, 2009 by each of our current directors and executive officers and by all current directors and executive officers as a group. The number and percentage of shares beneficially owned is based on 418,128,599 shares outstanding as of March 23, 2009. Beneficial ownership includes any shares as to which the director or executive officer has the right to acquire within 60 days of March 23, 2009 through the exercise of any stock option, warrant or other right. Each stockholder has sole voting and investment power, or shares these powers with his spouse, with respect to the shares beneficially owned.

	Shares Beneficially Owned		
Name of Individual	Number of Common Shares[1]	Outstanding Options Exercisable Within 60 Days	Percent of Class*
Greg L. Armstrong	11,481	34,999	*
Robert E. Beauchamp	8,837	29,999	*
Robert W. Blanchard	48,267	36,666	*
Ben A. Guill	25,451	34,999	*
David D. Harrison	10,137	49,999	*
Roger L. Jarvis	8,875	74,999	*
Eric L. Mattson	26,647	61,759	*
Merrill A. Miller, Jr.	550,322	284,333	*
Mark A. Reese	53,767	36,666	*
Dwight W. Rettig	45,767	36,666	*
Jeffery A. Smisek	22,525	26,341	*
Clay C. Williams	137,632	204,036	*
All current directors and executive officers as a group (12 persons)	949,708	911,462	*

*Less than 1 percent.
[1]Includes shares deemed held by executive officers and directors in the Company's 401(k) plans and deferred compensation plans.

COMPENSATION DISCUSSION AND ANALYSIS

General Overview

National Oilwell Varco's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee establishes specific compensation levels for the Company's executive officers and administers the Company's long-term incentive award plans. The Compensation Committee's objective regarding executive compensation is to design and implement a compensation program that will attract and retain the best available individuals to serve on the Company's executive team and properly incentivize those executives to achieve the Company's short-term and long-term financial and operational goals. To this end, the Compensation Committee strives to provide compensation packages for key executives that offer compensation opportunities in the median range of oilfield service companies described below. Data sources reviewed by the Compensation Committee and its independent compensation consultants include industry survey groups, national survey databases, proxy disclosures and general trend data, which are updated annually. The Compensation Committee reviews all elements of executive compensation both separately and in the aggregate.

Components of the executive compensation program for 2008 were base salary, participation in the Company's annual cash incentive (bonus) plan and the grant of non-qualified stock options and performance-based restricted stock awards (long-term incentives).

Compensation Philosophy

The Company believes it is important for each executive to have a set amount of cash compensation, in the form of base salary, that is not dependent on the performance or results of the Company. The Company recognizes that a certain amount of financial certainty must be provided to its executives as part of their compensation.

While the Company believes a competitive base salary is needed to attract and retain talented executives, the Company's compensation program also places a strong emphasis on annual and long-term incentives to align the executive's interests with stockholder value. The annual and long-term incentives are calculated and paid based primarily on financial measures of profitability and stockholder value creation. Executives of the Company have the incentive of increasing the Company's profitability and stockholder return in order to earn a major portion of their compensation package.

The Company seeks to structure a balance between achieving strong short-term annual results and ensuring the Company's long-term success and viability. The Company wants each of its executives to balance his focus between the Company's day-to-day operational performance and the Company's long-term goals and strategies. To reinforce the importance of balancing these perspectives, the Company's executives are provided both short and long-term incentives.

Base salary is designed to compensate the executive for his performance of his normal, everyday job functions. The Company's annual cash incentive (bonus) plan and long-term incentives are designed to reward the executive for executing business plans that will benefit the Company in the short and long-term. The Company believes that the mix of short and long-term incentives allows the Company to deliver results aligned with the interests of stockholders. Stock options create a focus on share price appreciation, while the annual cash incentive (bonus) and performance-based restricted stock awards emphasize financial performance, both absolute and relative.

Given the inherent nature of this form of compensation, the Company understands that its annual cash incentives and long-term compensation will result in varying compensation for its executives each year. Because of this, the Company has tried to design its annual cash incentives and long-term compensation program in such a way to provide substantive financial benefits to its executives during times when the Company's financial and operational performance is strong, while motivating executives to stay with the Company during times when the Company's performance may not be as strong.

There are no compensation policy differences among the individual executives, except that the more senior officers, such as the chief executive officer, receive higher compensation consistent with their increased responsibilities. These differences are considered in connection with the compensation analysis performed by the Compensation Committee.

Competitive Positioning

Because of these goals and objectives for executive compensation, the Company believes each element of compensation should be properly designed, as well as competitive with the marketplace, to incentivize its executives in the manner stated above.

As part of its process to establish compensation levels for the Company's named executive officers, the Compensation Committee compares total compensation and base salary for each of its named executive officers against the median total compensation and median base salary earned by comparable executive officers at the companies in the designated peer group. When analyzing peer group data, the Compensation Committee does not establish a specific numeric range around the median data points, which it considers reasonable or acceptable. Rather, in setting compensation for any particular named executive officer, the Compensation Committee considers any variance from the median, taking into account other factors as discussed below, and determines whether such variance is appropriate. If the Compensation Committee determines that any variance is unwarranted, the Compensation Committee will make appropriate adjustments to the compensation levels.

The Company does not target a specific percentile of its designated peer group for its annual cash incentive compensation or its long-term equity compensation. The Compensation Committee recognizes that these elements of compensation can vary significantly in value from year to year, making comparisons to peer group data less meaningful.

In January 2008, the Company conducted a review of senior executive compensation, using the following peer group against which to compare executive pay: Baker Hughes, Inc.; Cameron International Corporation; FMC Technologies Inc.; Grant Prideco, Inc.; Halliburton Co.; Schlumberger Ltd.; Smith International, Inc.; and Weatherford International Ltd. The peer group consisted of companies in the oilfield services sector with varying ranges of market capitalization and revenues. The Company's revenue and market capitalization prior to the time of such review were each near the median revenue and median market capitalization, respectively, for the peer group. The peer group was used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to those of the Company and have businesses that compete with the Company for executive talent. Benchmarking and aligning base salaries are critical to a competitive compensation program.

The Company analyzed and compared each position's responsibilities and job title to develop competitive market data based on data from proxy statements. The Company's proxy analysis focused on the top five executives. The executive compensation review covered the following elements of compensation: base salaries, annual bonuses, and equity compensation.

The Company generated data on elements of the Company's compensation program compared to the market 50th percentile, the market 65th percentile and market 75th percentile of the designated peer group. For total direct compensation (total cash compensation plus long-term incentive compensation), the Company compared the Company named executive officers' total direct compensation for 2007 with the market 50th percentile, market 65th percentile and market 75th percentile for comparable executive officers in the designated peer group. Based on the compiled data and the comparisons prepared by the Company, the Compensation Committee, in consultation with Frederic W. Cook & Co., the Compensation Committee's independent compensation consultant ("Frederic Cook"), determined that the total direct compensation for the Company's named executive officers relative to the designated peer group was near the median range of the designated peer group, except for Mr. Miller, whose total direct compensation was significantly below the median range of the designated peer group. The deviation for Mr. Miller's total direct compensation was due in part to Mr. Miller declining to have his base salary adjusted in 2006 and 2007, as well as the variable nature and value of long-term incentive compensation.

Components of Compensation

The following describes the elements of the Company's compensation program for 2008, why they were selected, and how the amounts of each element were determined.

Base Salary

Base salaries provide executives with a set level of monthly cash income. While the Compensation Committee is aware of competitive levels, actual salary levels are based on factors including individual performance and level and scope of responsibility. The Company does not give specific weights to these factors. The Compensation Committee determines median base salary levels by having Frederic Cook conduct a comprehensive review of information provided in proxy statements filed by oilfield service companies with varying ranges of market capitalization and revenues. Generally, each executive is reviewed by the Compensation Committee individually on an annual basis. Salary adjustments are based on the individual's experience and background, the individual's performance during the prior year, the general movement of salaries in the marketplace, our financial position and, for each executive other than the chief executive officer, the recommendations of our chief executive officer. The Compensation Committee does not establish specific, individual goals for the Company's named executive officers, other than the chief executive officer (see "Compensation of the Chief Executive Officer" below for a discussion of the chief executive officer's goals). The Compensation Committee's analysis of the individual performance of any particular named executive officer, other than the chief executive officer, is subjective in nature and takes into account the recommendations of the chief executive officer. As a result of these factors, an executive's base salary may be above or below the targeted median at any point in time.

In Feburary 2008, the Compensation Committee reviewed with Frederic Cook base salary adjustment recommendations made by the chief executive officer for the other named executive officers. The Compensation Committee considered each named executive officer's base salary relative to his peers. The Compensation Committee also considered in its review of base salary compensation for the top five executives the scope and size of the Company and the financial and operating performance of the Company during 2007. The Compensation Committee also considered that the Company's named executive officers' last base salary adjustments occurred in February 2006.

Based on these factors, the Company's named executive officers, other than its chief executive officer, received the following salary increases in 2008: Mr. Williams – from $500,000 to $550,000; Mr. Reese – from $385,000 to $490,000; Mr. Rettig – from $350,000 to $450,000; and Mr. Blanchard – from $240,000 to $300,000. The Compensation Committee noted that those base salary adjustments would put the listed executives' base salary pay in or near the median base salary range. The salary adjustments in 2008 were made as a result of the successful financial and operating performance of the Company and the Company's growth in size during 2007. The Compensation Committee agreed that in making such base salary adjustments, it was not deviating from the Company's stated philosophy of maintaining executive compensation in the median range of other similarly situated oilfield service companies.

Annual Incentive Award

The objectives of the Company's annual cash incentive bonus plan are to incent performance to achieve the Company's corporate growth and profitability goals, encourage smart investments and prudent employment of capital, and provide competitive compensation packages to attract and retain management talent.

Substantially all exempt employees, including executive officers, participated in the Company's annual incentive plan in 2008, aligning a portion of each employee's cash compensation with Company performance against a predetermined operating profit target. As in prior years, the incentive plan provided for cash awards if objectives related to the Company's achievement of a certain specified operating profit target based on the Company's financial plan were met. The Company's annual financial plan, including the Company's target operating profit level, is established through a comprehensive budget and financial planning process, which includes a detailed analysis of the Company's market outlook and available strategic alternatives, and is approved by the Board each year.

The designated performance objective under the incentive plan is the Company's operating profit. Each participant is assigned a target level percentage bonus, which ranges from 5% to 100% of salary, depending on the level of the participant. There are three multiplier levels of the target level percentage bonus set under the incentive plan using this single performance metric – minimum (10%), target (100%) and maximum (200%). Based on the Company's annual financial plan, each level is assigned a specified operating profit net of the bonus expense. Entry level is the "minimum" level of operating profit for which the Company provides an annual incentive payout. If the Company's operating profit is less than the entry level threshold, then there is no payout in that fiscal year. If the Company achieves the entry level threshold, the "minimum" level payout of 10% of the target level percentage bonus is earned. The target multiplier level (100% of the participant's applicable percentage of base salary) is earned when the target operating profit is reached by the Company. For the "maximum" level multiplier of 200% of the target level percentage bonus to occur, the Company's operating profit must equal or exceed the maximum operating profit goal that was set for the incentive plan. Results falling between the stated thresholds of minimum, target and maximum will result in an interpolated, or sliding scale payout.

The Compensation Committee believes the use of operating profit as the designated performance objective under the incentive plan best aligns the interests of the Company's stockholders and the Company's executive officers. The "target" objective is set at the target operating profit level provided under the Company's annual financial plan approved by the Board. The "target" objective is set at a level that the Company believes is challenging to meet but achievable if the Company properly executes its operational plan and market conditions are as forecasted by the Company at the beginning of the year. The "minimum" and "maximum" level of operating profit under the incentive plan are set based off of the "target" objective, so that the "minimum" objective is approximately 80% of the "target" objective and the "maximum" objective is approximately 110% of the "target" objective. The Compensation Committee believes this objective, formulaic measure allows the "minimum" objective to be set at a level that the Company can achieve even if forecasted market conditions are not as favorable as anticipated and/or the Company's operational plan is not executed as efficiently as planned. The "minimum" objective serves to motivate the Company's executives to continue to work towards executing the Company's operational plan if market conditions, which are generally outside the control of the Company, are not as favorable as forecasted. The Compensation Committee believes this objective, formulaic measure allows the "maximum" objective to be set at a level that would be very challenging for the Company to achieve. The Compensation Committee believes that, for the "maximum" objective to be achieved, a combination of market conditions being more favorable than initially forecasted and the Company executing its operational plan in a highly efficient manner would need to occur.

All participants in the incentive plan have a minimum of 25% of their bonus awards tied to the Company's consolidated corporate operating profit, while senior executives, including business unit heads, have a minimum of 50% of their bonus awards tied to the Company's consolidated corporate operating profit, with the remainder of their bonus awards, if applicable, tied to their business unit performance. 100% of each named executive officer's annual bonus award is tied to the operating profit of the Company. Participant award opportunities will vary depending upon individual levels of participation in the incentive plan (participation level). The Company designed the incentive plan with the idea that a portion of each executive's cash compensation should be tied to the financial and operating performance of the Company.

Payouts are calculated by multiplying (A) the performance result multiplier which can be anywhere from 10% (minimum) to 100% (target) to 200% (maximum), depending on operating profit performance by (B) the participant's base salary by (C) the participant's designated target percentage of base salary (participation level). For 2008, the chief executive officer's participation level was 100%, the chief financial officer's participation level was 80%, and the other executive officers' participation level was 75%. These participation level percentages are based on each executive's level of responsibility for the Company's financial performance.

The following examples calculate an annual incentive award payment for Mr. Miller assuming (1) the Company's 2008 operating profit was equal to the operating profit target set under the incentive plan and (2) the Company's 2008 operating profit exceeded the maximum operating profit target set under the incentive plan:

(1) 100% (performance result) x $950,000 (base salary) x 100% (participation level) = $950,000

(2) 200% (performance result) x $950,000 (base salary) x 100% (participation level) = $1,900,000

Additionally, certain key executives, including all executive officers, were subject to a 25% maximum adjustment to their bonus payouts. If a predetermined capital employed target (defined as total assets, excluding cash, minus total liabilities, excluding debt) was exceeded, the bonus payout would be reduced by up to 25%. If a predetermined capital employed target was not exceeded, the bonus payout would be increased by up to 25%; provided that in no event may the 200% maximum target incentive amount be exceeded. The Compensation Committee does not have the discretion to increase or decrease payouts under the Company's annual cash incentive bonus plan.

Based on the Company's financial results - the Company's actual operating profit for 2008 exceeded the "target" operating profit set under the Company's annual incentive plan, but was below the maximum operating profit target, and after taking into account the capital employed modifier - bonus payments were made to the Company's named executive officers, other than its chief executive officer, as follows: Mr. Williams - $845,708; Mr. Rettig - $648,696; Mr. Reese - $589,971; and Mr. Blanchard - $432,464. These bonus payouts reflected the strong financial performance the Company achieved in 2008.

The Company's annual incentive plan is designed to reward its executives in line with the financial performance of the Company on an annual basis. When the Company is achieving strong financial results, its executives will be rewarded well through its annual incentive plan. The Company believes this structure helps keep the executives properly motivated to continue helping the Company achieve these strong results. While the executives' financial benefit is reduced during times when the Company's performance is not as strong, other forms of the Company's compensation program, namely its long-term incentive compensation as well as base salary, help motivate its executives to remain with the Company to help it achieve strong financial and operational results, thereby benefiting the executive, the Company and its stockholders.

Long-Term Incentive Compensation

The primary purpose of the Company's long-term incentive compensation is to focus its executive officers on a longer-term perspective in their managerial responsibilities. This component of an executive officer's compensation directly links the officers' interests with those of the Company's other stockholders. In addition, long-term incentives encourage management to focus on the Company's long-term development and prosperity in addition to annual operating profits. This program helps balance long-term versus short-term business objectives, reinforcing that one should not be achieved at the expense of the other. The Company's Corporate Governance Guidelines encourage its directors and executive officers to own shares of the Company's stock and increase their ownership of those shares over time. However, the Company does not have any specific security ownership requirements or guidelines for its executives, but the Board has adopted stock ownership guidelines for the Company's directors (see "Stock Ownership Guidelines" below for further information).

The Company's long-term incentive compensation granted in 2008 to its named executive officers consisted of stock options and performance-based restricted stock awards.

The goal of the stock option program is to provide a compensation program that is competitive within the industry while directly linking a significant portion of the executive's compensation to the enhancement of stockholder value. The ultimate value of any stock option is based solely on the increase in value of the shares of the Company's common stock over the grant price. Accordingly, stock options have value only if the Company's stock price appreciates from the date of grant. Additionally, the option holder must remain employed during the period required for the option to "vest", thus providing an incentive for an option holder to remain employed by the Company. This at-risk component of compensation focuses executives on the creation of stockholder value over the long-term.

The goal of the performance-based restricted stock award program is to provide a compensation program that is also competitive within the industry while directly linking a significant portion of the executive's compensation to the financial performance of the Company relative to a designated peer group. The performance-based restricted stock awards received by the executives have value only if the Company's designated financial performance objective exceeds the median level financial performance objective for a designated peer group. Additionally, the holder must also remain employed during the period required for the award to "vest", thus providing an additional incentive for the award holder to remain employed by the Company. This at-risk component of compensation focuses executives on achieving strong financial performance for the Company over the long-term.

The Company grants stock options and performance-based restricted stock awards to the Company's key executives based on competitive grants within the industry and based on the level of long-term incentives appropriate for the competitive long-term compensation component of total compensation. Such executives are eligible to receive stock options and restricted stock awards annually with other key managers being eligible on a discretionary basis. Eligibility for an award does not ensure receipt of an award. Options are granted with an exercise price per share equal to the fair market value of the Company's common stock on the date of grant and generally vest in equal annual installments over a three-year period, and have a ten-year term subject to earlier termination. Option grants and restricted stock award grants must be reviewed and approved by the Compensation Committee.

In January 2007, Company management proposed to the Compensation Committee that the Company's long-term incentive compensation program be modified to provide for 50% stock options and 50% restricted stock awards, based on value. In the past, the Company's long-term incentive compensation program consisted solely of stock option grants. In a survey conducted by Mercer, the Company noted that a combination of stock options and restricted stock was the most prevalent mix of long-term incentive compensation provided by its oilfield service peers. Frederic Cook advised the Compensation Committee that there has been a shift towards greater use of restricted stock in the Company's industry as a vehicle for long-term equity compensation. The Compensation Committee approved changing the Company's long-term incentive compensation structure to provide for 50% stock options and 50% restricted stock awards.

The Compensation Committee determined that the vesting for the restricted stock award grants to employees other than members of senior management could be based solely on the passage of time, but that it was increasingly common practice for the vesting of restricted stock awards for members of management to be based on the achievement of a specified performance condition. The Compensation Committee believed that the performance condition used for vesting of the restricted stock awards should be a measure that would incentivize the Company's executives to achieve strong financial results for the Company relative to its peers. The Compensation Committee also believed that the measure should not be made on an absolute basis, but be based on a comparison to its peers so as to reward financial performance only if it exceeded that of the Company's peers.

After consultation with Company management and Frederic Cook, the Compensation Committee determined that the performance measure to be used for vesting of the restricted stock awards for executives would be the Company's operating profit growth over a period of time needing to exceed a designated peer group's median operating profit growth over the same period. The Compensation Committee believed that such a performance measure would serve to motivate the Company's executives to deliver results aligned with the interests of Company stockholders. To introduce the new long-term incentive compensation structure for executives, the Compensation Committee approved two separate grants of performance-based restricted stock awards for executives in 2007. After 2007, the Compensation Committee agreed that only one grant of performance-based restricted stock awards would be made annually to executives.

The Compensation Committee set the following peer group for comparison purposes in determining vesting of the performance-based restricted stock awards: Baker Hughes, Inc.; BJ Services Co.; Cameron International Corporation; Dresser-Rand Group, Inc.; FMC Technologies, Inc.; Halliburton Co.; Smith International, Inc.; and Weatherford International Ltd.

The Company's long-term incentive compensation program is focused on employees who will have a greater impact on the direction and long-term results of the Company by virtue of their roles and responsibilities. The Company noted that the 2008 equity incentive program award values would be consistent with the 2007 equity incentive program award values. The Company also noted the impact of FAS123R expensing that went into effect at the beginning of 2006.

Based on the foregoing, on February 19, 2008, the Compensation Committee approved the grant of stock options to the Company's named executive officers, other than its chief executive officer, as follows:

Name	Securities Underlying Options (#)
Clay C. Williams	40,000
Mark A. Reese	20,000
Dwight W. Rettig	20,000
Robert W. Blanchard	20,000

The options were granted at a price equal to the closing trading price of the Company's common stock on the New York Stock Exchange on the date of approval of the grants by the Compensation Committee ($64.16 per share). Each of such options has a term of ten years and vests in three equal annual installments commencing on the first anniversary of the grant.

On February 19, 2008, the Compensation Committee approved the grant of performance vesting restricted stock awards to the Company's named executive officers, other than its chief executive officer, as follows:

Name	Shares of Restricted Stock (36 Months) (#)
Clay C. Williams	20,000
Mark A. Reese	10,000
Dwight W. Rettig	10,000
Robert W. Blanchard	10,000

The restricted stock awards granted by the Company to its executive officers vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2008 to December 31, 2010 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

The Company recognizes that its stock price fluctuates over time, and in certain cases quite significantly. As stock option grants have historically been granted on an annual basis during the first quarter of the calendar year, executives who have been employed with the Company for some time have received grants with varying exercise prices. This option grant process has helped incentivize its executives to continue employment with the Company during times when the Company's stock performance is not as positive, allowing its executives to receive option grants with lower exercise prices during those times. Additionally, the ten year term of the options also helps reward its executives who remain with the Company, as it provides the executives time, so long as they continue employment with the Company, to realize financial benefits from their option grants after vesting.

The addition of restricted stock award grants to its executives helps reduce the Company's long-term incentive compensation reliance on positive stock price movements. The restricted stock awards will have value to the executive even if the Company's stock price falls below the price on the date of grant, provided that the designated performance condition is achieved.

The Company believes that its equity incentive grants must be sufficient in size and duration to provide a long-term performance and retention incentive for executives and to increase their interest in the appreciation of the Company's stock and achievement of positive financial results relative to its peers. The Company believes that stock option and restricted stock award grants at a competitive level, with certain vesting requirements, are an effective way of promoting the long-term nature of its business.

Retirement, Health and Welfare Benefits

The Company offers retirement, health and welfare programs to all eligible employees. The Company's executive officers generally are eligible for the same benefit programs on the same basis as the rest of the Company's employees. The health and welfare programs cover medical, pharmacy, dental, vision, life, accidental death and dismemberment and disability insurance.

The Company offers retirement programs that are intended to supplement the employee's personal savings. The programs include the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan ("401k Plan") and National Oilwell Varco, Inc. Supplemental Savings Plan ("Supplemental Plan"). The Company's U.S. employees, including its executives, are generally eligible to participate in the 401k Plan. Employees of the Company whose base salary meets or exceeds a certain dollar threshold established by the Company's benefits plan administrative committee are eligible to participate in the Supplemental Plan ("Supplemental Employees"). Participation in the 401k Plan and Supplemental Plan are voluntary.

The Company established the 401k Plan to allow employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401k Plan allows eligible employees to elect to contribute a portion of their eligible compensation into the 401k Plan. Wages and salaries from the Company are generally considered eligible compensation. Employee contributions are matched in cash by the Company at the rate of $1.00 per $1.00 employee contribution for the first 4% of the employee's salary. In addition, the Company makes cash contributions for all eligible employees between 2.5% and 5.5% of their salary depending on the employee's full years of service with the Company. Such contributions vest immediately. The 401k Plan offers 17 different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The 401k Plan does provide the Company's employees the option to invest directly in the Company's stock. The 401k Plan offers in-service withdrawals in the form of loans and hardship distributions.

The Company established the Supplemental Plan, a non-qualified plan, to

- allow Supplemental Employees to continue saving towards retirement when, due to compensation and contribution ceilings established under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), they can no longer contribute to the 401k Plan; and

- provide Company base and matching contributions that cannot be contributed to the 401k Plan due to compensation and contribution ceilings established under the Internal Revenue Code.

Compensation which may be deferred into the Supplemental Plan includes wages and salaries from the Company and bonus payments made under the Company's annual incentive plan. Supplemental Employees may elect to defer a percentage of their base pay and bonus payments received under the Company's incentive plan into the Supplemental Plan. Contributions in the Supplemental Plan vest immediately. The investment options offered in the Supplemental Plan are similar to the investment options offered in the 401k Plan.

Compensation of the Chief Executive Officer

The Compensation Committee determines the compensation of the chief executive officer based on leadership, meeting operational goals, executing the Company's business plan, and achieving certain financial results. Components of Mr. Miller's compensation for 2008 were consistent with those for executive officers as described above and included base salary, participation in the annual incentive plan and the grant of stock options and performance-based restricted stock awards.

In considering Mr. Miller's salary level, the Compensation Committee, generally on an annual basis, reviews the compensation level of chief executive officers of oilfield service companies with varying ranges of market capitalization and revenues and considers Mr. Miller's individual performance and success in achieving the Company's strategic objectives.

The Compensation Committee establishes goals and objectives for Mr. Miller for each fiscal year. Mr. Miller's performance was measured in four key areas of the Company: (1) financial performance, (2) formulation and implementation of Company strategy, (3) controls and compliance, and (4) management and employee development. The specific goals within these four areas were set based on a determination of prioritizing Mr. Miller's efforts on those specific areas and responsibilities that would have the greatest impact on the Company, and included the following:

- deliver the Company's annual operating plan;
- monitor the Company's backlog by focusing on on-time deliveries, quality and customer satisfaction;
- utilize in an efficient manner Board approved capital expenditures;
- launch new products and services and expand geographically to improve the value provided to our customers;
- identify and execute on strategic growth opportunities;
- execute Sarbanes-Oxley 404 compliance;
- enhance senior management effectiveness through education and exposure to different opportunities; and

- develop a description of the Company for the future, encompassing organizational values and strategies for growth and success.

The Compensation Committee reviewed such goals and objectives against Mr. Miller's and the Company's performance, and determined that Mr. Miller had achieved each of his pre-established goals and objectives. The Compensation Committee took Mr. Miller's successful achievement of his goals into consideration when reviewing his compensation in 2008.

In 2008, based on this review, Mr. Miller received an option to purchase 125,000 shares of National Oilwell Varco common stock, with terms consistent with the options granted to the other executives described above, and a grant of 65,000 performance-based restricted stock award shares, with terms consistent with the performance-based restricted stock awards granted to the other executives described above. Mr. Miller was also paid a bonus of $1,825,960 under the annual incentive plan (above the "target" level but below the "maximum" level). The Compensation Committee also raised Mr. Miller's base salary from $800,000 to $950,000 to be more in line with the median range of base salaries for chief executive officers of the designated peer group. Mr. Miller's last base salary adjustment occurred in October 2005.

U.S. Income Tax Limits on Deductibility

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation on the deductibility of certain compensation paid to our chief executive officer and the next four highest paid executives. Excluded from the limitation is compensation that is "performance based." For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by stockholders. Although the Compensation Committee takes the requirements of Section 162(m) into account in designing executive compensation, there may be circumstances when it is appropriate to pay compensation to our five highest paid executives that does not qualify as "performance based compensation" and thus is not deductible by us for federal income tax purposes. Our stock option and performance-based restricted stock award grants are designed to be "performance based compensation." Future bonus payments to our executives under the Company's annual cash incentive bonus plan will also be excluded from this limitation.

Option Grant Practices

Historically, the Company has granted stock options to its key employees, including executives, in the first quarter of the year. The Company does not have any program, plan or practice to time its option grants to its executives in coordination with the release of material non-public information, and has not timed its release of material non-public information for the purposes of affecting the value of executive compensation. The Company does not set the grant date of its stock option grants to new executives in coordination with the release of material non-public information.

The Compensation Committee has the responsibility of approving any Company stock option grants. The Compensation Committee does not delegate material aspects of long-term incentive plan administration to any other person. The Company's senior executives in coordination with the Compensation Committee set a time for the committee to meet during the first quarter of the year to review and approve stock option grants proposed by the senior executives. The specific timing of the meeting during the quarter is dependent on committee member schedules and availability and the Company finalizing its stock option grant proposal. If approved by the Compensation Committee, the grant date for the stock option grants is the date the committee meets and approves the grant, with the exercise price for the option grant being based on the Company's closing stock price on the date of grant.

Recent Developments

On February 20, 2009, the Compensation Committee approved the performance terms of the 2009 National Oilwell Varco Incentive Plan (the "2009 Incentive Plan"). The terms of the 2009 Incentive Plan are consistent with those described under "Annual Incentive Award" above.

On February 20, 2009, the Compensation Committee also approved the grant of stock options to its executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Securities Underlying Options (#)
Merrill A. Miller, Jr.	200,000
Clay C. Williams	64,000
Mark A. Reese	40,000
Dwight W. Rettig	32,000
Robert W. Blanchard	32,000

The exercise price of the stock options is $25.96 per share, which was the closing stock price of National Oilwell Varco, Inc. common stock on the date of grant. The stock options have terms of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant.

On February 20, 2009, the Compensation Committee approved the grant of performance vesting restricted stock awards to its executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Shares of Restricted Stock (36 Months) (#)
Merrill A. Miller, Jr.	105,000
Clay C. Williams	32,000
Mark A. Reese	24,000
Dwight W. Rettig	16,000
Robert W. Blanchard	16,000

The restricted stock awards granted by the Company to its executive officers vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2009 to December 31, 2011 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

On February 20, 2009, the Compensation Committee reviewed the base salaries of the Company's executive officers. The Company proposed that the base salaries of the Company's executive officers, other than the chief executive officer, remain at current levels with no adjustments, which the Compensation Committee approved. Mr. Miller requested that his base salary be reduced from $950,000 to $800,000, in light of the adjustments being made at the Company in response to difficult economic conditions. While the Compensation Committee believed such an adjustment was unwarranted based on competitive data, it approved Mr. Miller's request.

Compensation Committee Report

The responsibilities of the Compensation Committee, which are set forth in the Compensation Committee Charter adopted by the Board of Directors, include approving and evaluating all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.

We have reviewed and discussed with senior management the Compensation Discussion & Analysis section included in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in the Company's 2009 Proxy Statement.

Members of the Compensation Committee
Jeffery A. Smisek, Committee Chairman
Robert E. Beauchamp
Roger L. Jarvis

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Miller, Reese, Rettig and Blanchard

The Company entered into an employment agreement on January 1, 2002 with Mr. Miller, which was amended on December 22, 2008. Under the employment agreement, Mr. Miller is provided a base salary, currently set at $800,000. The employment agreement also entitles him to receive an annual bonus and to participate in the Company's incentive, savings and retirement plans. The agreement has a term of three years and is automatically extended on an annual basis. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees.

In addition, the agreement contains certain termination provisions. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, as defined below, Mr. Miller is entitled to receive three times the sum of his current base salary plus the highest annual bonus received by him over the preceding three-year period, three times the amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and three years participation in the Company's welfare and medical benefit plans. Mr. Miller will have the right, during the 60-day period after such termination, to elect to surrender all or part of any stock options held by him at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the exercise price of the option and the highest reported per share sales price during the 60-day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant.

Under the agreement, termination by Mr. Miller for "Good Reason" means

- the assignment to him of any duties inconsistent with his current position or any action by the Company that results in a diminution in his position, authority, duties or responsibilities;
- a failure by the Company to comply with the terms of the agreement; or
- requiring Mr. Miller to relocate or to travel to a substantially greater extent than required at the date of the agreement.

In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to Mr. Miller under the employment agreement. The agreement also contains restrictions on competitive activities and solicitation of our employees for three years following the date of termination. After any such termination of employment, Mr. Miller will also have the option to participate in the Company's welfare and medical benefit plans at employee rates and will be entitled to receive outplacement services valued at not more than 15% of base salary.

We entered into employment agreements on January 1, 2002 with Messrs. Reese and Rettig (which were amended on December 22, 2008) and on December 22, 2008 with Mr. Blanchard that contain certain termination provisions. Under the employment agreements, Messrs. Reese, Rettig and Blanchard are provided base salary. The agreements have a one-year term and are automatically extended on an annual basis. The agreements also provide for participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive the sum of his current base salary plus the highest annual bonus received by him over the preceding three-year period and an amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and one year's participation in the Company's welfare and medical benefit plans.

In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to the executive under his employment agreement. The agreements also contain restrictions on competitive activities and solicitation of our employees for one year following the date of termination. After any such termination of employment, the executive will also have the option to participate in the Company's welfare and medical benefit plans at employee rates and will be entitled to receive outplacement services valued at not more than 15% of base salary.

Additionally, the Company's stock option agreements and restricted stock agreements provide for full vesting of unvested outstanding options and restricted stock, respectively, in the event of a change of control of the Company and a change in the holder's responsibilities following a change of control.

Williams

The Company assumed the Amended and Restated Executive Agreements entered into on December 19, 2003, by Varco with Mr. Williams, which was amended on December 22, 2008. The agreement has an initial term that continues in effect through December 31, 2006, and is automatically extended for one or more additional terms of three (3) years each. The agreement contains certain termination provisions, as further described below under "Varco Change in Control Severance Plan".

Varco Supplemental Executive Retirement Plan. Mr. Williams was a participant in the Amendment and Restatement of the Supplemental Executive Retirement Plan of Varco which was assumed by the Company as a result of the merger (the "Merger") with Varco International, Inc. (the "Amended SERP"). The Amended SERP provides for retirement, death and disability benefits, payable over ten years. The annual benefit amount is generally equal to 50% of the average of a participant's highest five calendar years of base salary, or if greater, in the case of a change of control that occurs prior to January 1, 2006 (which occurred as a result of the Merger), 50% of the average salary in effect since January 2001. This annual benefit is subject to a service reduction in the event the participant retires or his employment is terminated prior to reaching age 65 (excluded from this reduction are terminations following a change in control).

Mr. Williams is currently fully vested in the benefits provided by the Amended SERP. Based on historical earnings and presuming normal retirement at age 65, Mr. Williams would be entitled to an annual benefit of approximately $159,000.

Amendment and Restatement of the Varco Executive Retiree Medical Plan. Mr. Williams was a participant in the Amendment and Restatement of the Varco International, Inc. Executive Retiree Medical Plan which was assumed by the Company as a result of the Merger (the "Medical Plan"). Upon and following (i) certain retirements of a participant at or after age 55, or (ii) the death or disability of a participant, or (iii) terminations of a participant prior to age 55 (but benefits are not payable until age 55), the participant, his spouse and dependent children shall be provided the medical, dental, vision and prescription drug benefits that are then provided to the Company's executive officers. These Medical Plan benefits are, however, conditioned upon the Company's receipt of a monthly cash contribution in an amount not greater than that paid by the executive officers for similar benefits, and, in certain circumstances, the participant having achieved 10 years of service with the Company or any of its predecessor companies prior to retirement or termination of employment.

Mr. Williams is currently fully vested in the benefits provided by the Medical Plan.

Varco Change in Control Severance Plan. Mr. Williams was a participant in the Varco change in control severance plan, which was assumed by the Company as a result of the Merger.

The change in control severance plan provides benefits if the executive is terminated other than for cause or if the executive terminates his employment for good reason (each as defined below) within twenty four months of a qualifying change in control. Upon such qualifying termination following a change in control, the executive is entitled to severance compensation and benefits, including those set forth below:

- a lump sum payment equal to three times base salary;

- a lump sum cash payment equal to the participant's highest annual bonus over the preceding three-year period or actual results during the year of termination, which is pro-rated to the date of termination;
- three times the highest annual bonus received by him over the preceding three-year period;
- full vesting of all accrued benefits under the Company's 401(k) Plan, SERP, Supplemental Plan and Medical Plan, as applicable;
- a lump sum payment equal to three years of expected Company contributions under the Company's 401(k) Plan and Supplemental Plan;
- full vesting of any restricted stock awards and payment of awards earned under any intermediate or long-term bonus plan;
- an extended option exercise period; and
- the gross-up of certain payments, subject to excise taxes under the Internal Revenue Code as "parachute payments," so that the participant receives the same amount he would have received had there been no applicable excise taxes.

Under the change in control severance plan, a participant is also entitled to receive, upon a qualifying termination, medical and dental benefits (based on the cost sharing arrangement in place on the date of termination) throughout the three year payout period, and outplacement services valued at not more than 15% of base salary. After any such termination of employment, Mr. Williams will also have the option to participate in the Company's welfare and medical benefit plans at employee rates.

The agreement also contains restrictions on competitive activities and solicitation of our employees for one year following the date of termination, unless termination occurs as a result of a "change in control" event, in which case the period shall be three years following the date of termination.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "cause" means:

- executive's conviction of a felony involving moral turpitude, dishonesty or a breach of trust towards the Company;
- executives commission of any act of theft, fraud, embezzlement or misappropriation against the Company that is materially injurious to the Company regardless of whether a criminal conviction is obtained;
- executive's willful and continued failure to devote substantially all of his business time to the Company's business affairs (excluding failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) which failure is not remedied within a reasonable time after a written demand by the Company specifically identifying executive's failure is delivered by the Company;
- executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company; or
- executive's knowing or willful material violation of federal or state securities laws, as determined in good faith by the Company's board of directors.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "good reason" means:

- failure to re-elect or appoint the executive to any corporate office or directorship held at the time of the change of control or a material reduction in executive's authority, duties or responsibilities (including status, offices, titles and reporting requirements) or if executive is assigned duties or responsibilities inconsistent in any material respect from those of executive at the time of the relevant change of control all on the basis of which executive makes a good faith determination that the terms of his employment have been detrimentally and materially affected;

- a material reduction of executive's compensation, benefits or perquisites, including annual base salary, annual bonus, intermediate or long-term cash or equity incentive opportunities or plans from those in effect prior to the change of control;
- The Company fails to obtain a written agreement satisfactory to executive from any successor or assigns of the Company to assume and perform the amended and restated executive agreement; or
- The Company requires executive to be based at any office located more than fifty (50) miles from the Company's current offices without executive's consent.

Potential Payments Upon Termination or Change in Control

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to the Named Executive Officers in the event of a termination of employment or change in control of the Company.

The Company's Compensation Committee believes the payment and benefit levels provided to its named executive officers under their employment agreements and/or change of control plans upon termination or change of control should correspond to the level of responsibility and risk assumed by the named executive officer. Thus, the payment and benefit levels for Mr. Miller, Mr. Reese, Mr. Rettig and Mr. Blanchard are based on their levels of responsibility and market considerations at the time the Company entered into the relevant agreements. The payment and benefit levels for Mr. Williams are based on similar considerations but certain differences in his benefits are due to the particular terms of his executive agreement, which was assumed by the Company in the Merger. The Compensation Committee recognizes that it is not likely that the Company's named executive officers would be retained by an acquiror in the event of a change of control. As a result, the Compensation Committee believes that a certain amount of cash compensation, from one year's cash compensation for certain executives to three years' cash compensation for the chief executive officer and chief financial officer, along with immediate vesting of all unvested equity compensation, is an appropriate and sufficient incentive for the named executive officers to remain employed with the Company, even if a change of control were imminent. It is believed that these benefit levels should provide the Company's named executive officers with reasonable financial security so that they could continue to make strategic decisions that impact the future of the Company.

The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2008 for Merrill A. Miller, Jr., the Company's Chief Executive Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3 times base of $950,000)	$2,850,000
Highest Bonus (times 3)	$5,477,880
Continuing medical benefits	$206,344
Retirement Contribution and Matching	$71,250
Value of Unvested Stock Options	$0
Value of Unvested Restricted Stock	$2,810,600
Outplacement Services (3)	$142,500
Estimated Tax Gross Up	$3,852,473
Total:	$15,411,047

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2008 of $950,000 and 2008 bonus payment as highest bonus earned over the preceding three-year period. Unvested stock options include 66,667 options from 2006 grant at $33.29/share, 66,667 options from 2007 grant at $35.225, and 125,000 options from 2008 grant at $64.16. Unvested restricted stock includes 50,000 shares from 2007 grant and 65,000 shares from 2008 grant. Value of unvested stock options and restricted stock based on a share price of $24.44, the Company's closing stock price on December 31, 2008.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2008. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Miller's employment for cause;
- Mr. Miller's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Miller's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Miller as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Miller (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Miller would also be entitled to receive an amount equal to the highest annual bonus received by him over the preceding three-year period, which shall be pro-rated through the date of termination.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2008 for Clay C. Williams, the Company's Executive Vice President and Chief Financial Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3 times)	$1,650,000
Highest Bonus (times 3)	$2,537,124
Continuing medical benefits	$303,907
Retirement Contribution and Matching	$41,250
Value of Unvested Stock Options	$0
Value of Unvested Restricted Stock	$1,099,800
Outplacement Services (3)	$82,500
Estimated Tax Gross Up	$1,904,670
Total:	$7,619,251

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2008 of $550,000 and 2008 bonus payment as highest bonus earned over the preceding three-year period. Unvested stock options include 33,334 options from 2006 grant at $33.29/share, 33,334 options from 2007 grant at $35.225/share, and 40,000 options from 2008 grant at $64.16. Unvested restricted stock includes 25,000 shares from 2007 grant and 20,000 shares from 2008 grant. Value of unvested stock options and restricted stock based on a share price of $24.44, the Company's closing stock price on December 31, 2008.
(2) Assumes, within twenty four months of a qualifying change in control, the employment relationship is terminated by the Company for other than cause or if the executive terminates his employment for good reason, as of December 31, 2008, as further described under the caption "Williams" above.
(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event Mr. Williams is terminated involuntarily by the Company for any reason other than for cause (and such termination is not pursuant to a qualifying change in control), Mr. Williams will be entitled to receive the following:

- an amount equal to his base salary; and
- an amount equal to the highest annual bonus received by him over the preceding three-year period, which shall be pro-rated through the date of termination

In the event of a Company termination of Mr. Williams' employment for cause or Mr. Williams' voluntary termination of his employment with the Company (not for good reason), no extra benefits are payable by the Company to Mr. Williams as a result of any such events.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2008 for Mark A. Reese, the Company's Group President – Rig Technology.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary	$490,000
Highest Bonus	$589,971
Continuing medical benefits	$314,732
Retirement Contribution and Matching	$44,100
Value of Unvested Stock Options	$0
Value of Unvested Restricted Stock	$611,000
Outplacement Services (3)	$73,500
Estimated Tax Gross Up	$707,697
Total:	$2,831,000

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2008 of $490,000 and 2008 bonus payment as highest bonus earned over the preceding three-year period. Unvested stock options include 20,000 options from 2006 grant at $33.29/share, 20,000 options from 2007 grant at $35.225/share, and 20,000 options from 2008 grant at $64.16. Unvested restricted stock includes 15,000 shares from 2007 grant and 10,000 shares from 2008 grant. Value of unvested stock options and restricted stock based on a share price of $24.44, the Company's closing stock price on December 31, 2008.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2008. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Reese's employment for cause;
- Mr. Reese's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Reese's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Reese as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Reese (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Reese would also be entitled to receive an amount equal to the highest annual bonus received by him over the preceding three-year period, which shall be pro-rated through the date of termination.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2008 for Dwight W. Rettig, the Company's Senior Vice President, General Counsel and Secretary.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary	$450,000
Highest Bonus	$648,696
Continuing medical benefits	$146,171
Retirement Contribution and Matching	$36,000
Value of Unvested Stock Options	$0
Value of Unvested Restricted Stock	$611,000
Outplacement Services (3)	$67,500
Estimated Tax Gross Up	$653,057
Total:	$2,612,424

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2008 of $450,000 and 2008 bonus payment as highest bonus earned over the preceding three-year period. Unvested stock options include 20,000 options from 2006 grant at $33.29/share, 20,000 options from 2007 grant at $35.225/share, and 20,000 options from 2008 grant at $64.16. Unvested restricted stock includes 15,000 shares from 2007 grant and 10,000 shares from 2008 grant. Value of unvested stock options and restricted stock based on a share price of $24.44, the Company's closing stock price on December 31, 2008.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2008. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Rettig's employment for cause;
- Mr. Rettig's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Rettig's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Rettig as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Rettig (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Rettig would also be entitled to receive an amount equal to the highest annual bonus received by him over the preceding three-year period, which shall be pro-rated through the date of termination.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2008 for Robert W. Blanchard, the Company's Vice President, Corporate Controller and Chief Accounting Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary	$300,000
Highest Bonus	$432,464
Continuing medical benefits	$283,333
Retirement Contribution and Matching	$24,000
Value of Unvested Stock Options	$0
Value of Unvested Restricted Stock	$611,000
Outplacement Services (3)	$45,000
Estimated Tax Gross Up	$565,209
Total:	$2,261,006

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2008 of $300,000 and 2008 bonus payment as highest bonus earned over the preceding three-year period. Unvested stock options include 20,000 options from 2006 grant at $33.29/share, 20,000 options from 2007 grant at $35.225/share, and 20,000 options from 2008 grant at $64.16. Unvested restricted stock includes 15,000 shares from 2007 grant and 10,000 shares from 2008 grant. Value of unvested stock options and restricted stock based on a share price of $24.44, the Company's closing stock price on December 31, 2008.
(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2008. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.
(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Blanchard's employment for cause;
- Mr. Blanchard's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Blanchard's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Blanchard as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Blanchard (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Blanchard would also be entitled to receive an amount equal to the highest annual bonus received by him over the preceding three-year period, which shall be pro-rated through the date of termination.

EXECUTIVE COMPENSATION

The following table sets forth for the year ended December 31, 2008 the compensation paid by the Company to its Chief Executive Officer and Chief Financial Officer and three other most highly compensated executive officers (the "Named Executive Officers") serving in such capacity at December 31, 2008.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(3) (i)	Total ($) (j)
Merrill A. Miller, Jr. *President and CEO*	2008	$950,000	-	$1,202,415	$2,877,961	$1,825,960	-	$42,430	$6,898,766
	2007	$800,000	-	$1,693,921	$1,556,722	$1,600,000	-	$37,000	$5,687,643
	2006	$800,000	-	-	$2,495,264	$1,600,000	-	$36,800	$4,932,064
Clay C. Williams *Executive Vice President and CFO*	2008	$550,000	-	$369,974	$852,968	$845,708	-	$41,235	$2,659,885
	2007	$500,000	-	$497,779	$681,819	$800,000	-	$37,357	$2,516,955
	2006	$474,800	-	-	$454,894	$800,000	-	$35,057	$1,764,751
Dwight W. Rettig *Senior VP, General Counsel & Secretary*	2008	$450,000	-	$184,987	$486,221	$648,696	-	$27,185	$1,797,089
	2007	$350,000	-	$269,351	$503,554	$525,000	-	$23,000	$1,670,905
	2006	$336,154	-	-	$499,260	$525,000	-	$22,246	$1,382,660
Mark A. Reese *Group President Rig Technology*	2008	$490,000	-	$184,987	$486,221	$589,971	-	$33,680	$1,784,859
	2007	$385,000	-	$269,351	$503,554	$577,500	-	$28,250	$1,763,655
	2006	$373,231	-	-	$499,260	$577,500	-	$27,667	$1,477,658

Robert W. Blanchard	2008	$300,000	-	$184,987	$486,221	$432,464	-	$23,982	$1,427,654
	2007	$240,000	-	$269,351	$363,417	$360,000	-	$19,200	$1,251,968
VP, Corporate Controller & Chief Accounting Officer	2006	$232,384	-	-	$227,223	$360,000	-	$18,591	$838,198

(1) Assumptions made in calculating the value of the restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2008.
(2) Assumptions made in calculating the value of option awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2008.
(3) The amounts include:
(a) The Company's cash contributions for 2008 under the National Oilwell Varco 401(k) and Retirement Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $17,250; Mr. Williams - $16,805; Mr. Rettig - $18,400; Mr. Reese - $20,700; and Mr. Blanchard - $13,552.
(b) The Company's cash contributions for 2008 under the National Oilwell Varco Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $25,180; Mr. Williams - $24,430; Mr. Rettig - $8,785; Mr. Reese - $12,980; and Mr. Blanchard - $10,430.

Grants of Plan Based Awards

The following table provides information concerning stock options and restricted stock awards granted to Named Executive Officers during the fiscal year ended December 31, 2008. The Company has granted no stock appreciation rights.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3)
		Thresh-old ($)(1)	Target ($)(1)	Maximum ($)(1)	Thresh-old (#)(2)	Target (#)(2)	Maximum (#)(2)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Merrill A. Miller, Jr.	2008	$95,000	$950,000	$1,900,000	65,000	65,000	65,000		125,000	$64.16	$6,940,762
Clay C. Williams	2008	$44,000	$440,000	$880,000	20,000	20,000	20,000		40,000	$64.16	$2,169,716

Dwight W. Rettig	2008	$33,750	$337,500	$675,000	10,000	10,000	10,000		20,000	$64.16	$1,084,858
Mark A. Reese	2008	$36,750	$367,500	$735,000	10,000	10,000	10,000		20,000	$64.16	$1,084,858
Robert W. Blanchard	2008	$22,500	$225,000	$450,000	10,000	10,000	10,000		20,000	$64.16	$1,084,858

(1) Represents possible payouts under our annual incentive compensation plan.

(2) On February 19, 2008, each of the Named Executive Officers was granted shares of performance-based restricted stock awards, which are reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column in the table above. The grants vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2008 to December 31, 2010 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(3)Assumptions made in calculating the value of option and restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2008. The grant date fair value of the restricted stock awards are as follows: Mr. Miller - $4,170,400; Mr. Williams - $1,283,200; Mr. Rettig - $641,600; Mr. Reese - $641,600; and Mr. Blanchard - $641,600. The grant date fair value of the option awards are as follows: Mr. Miller - $2,770,362; Mr. Williams - $886,516; Mr. Rettig - $443,258; Mr. Reese - $443,258; and Mr. Blanchard - $443,258.

Exercises and Holdings of Previously-Awarded Equity Disclosure

The following table provides information regarding outstanding awards that have been granted to Named Executive Officers where the ultimate outcomes of such awards have not been realized, as of December 31, 2008.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Merrill A. Miller, Jr.		125,000 (2)		$64.16	2/20/18				
	33,333	66,667 (3)		$35.225	3/2/17				
	66,667	66,667 (4)		$33.29	2/22/16				
	42,667			$29.125	10/13/15				
								50,000 (5)	$1,222,000
								65,000 (6)	$1,588,600
Clay C. Williams		40,000 (2)		$64.16	2/20/18				
	16,666	33,334 (3)		$35.225	3/2/17				
	66,666	33,334 (4)		$33.29	2/22/16				
	57,370			$13.085	1/28/14				
								25,000 (5)	$611,000
								20,000 (6)	$488,800
Dwight W. Rettig		20,000 (2)		$64.16	2/20/18				
		20,000 (3)		$35.225	3/2/17				
		20,000 (4)		$33.29	2/22/16				
								15,000 (5)	$366,600
								10,000 (6)	$244,400
Mark A. Reese		20,000 (2)		$64.16	2/20/18				
		20,000 (3)		$35.225	3/2/17				
		20,000 (4)		$33.29	2/22/16				
								15,000 (5)	$366,600

								10,000 (6)	$244,400
Robert W. Blanchard		20,000 (2)		$64.16	2/20/18				
		20,000 (3)		$35.225	3/2/17				
		20,000 (4)		$33.29	2/22/16				
								15,000 (5)	$366,600
								10,000 (6)	$244,400

(1) Calculations based upon the closing price ($24.44) of the Company's common stock on December 31, 2008, the last trading day of the year.

(2) 2008 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/19/09, 2/19/10 and 2/19/11.

(3) 2007 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 3/1/08, 3/1/09 and 3/1/10.

(4) 2006 Stock Option grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/21/07, 2/21/08 and 2/21/09.

(5) 2007 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2007 to December 31, 2009 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(6) 2008 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2008 to December 31, 2010 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

The following table provides information on the amounts received by the Named Executive Officers during 2008 upon exercise of stock options.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Merrill A. Miller, Jr.	0	$0	61,644	$3,050,490
Clay C. Williams	52,686	$2,328,722	7,944	$682,125
Dwight W. Rettig	70,000	$3,408,034	4,767	$409,275
Mark A. Reese	50,000	$2,004,250	4,767	$409,275
Robert W. Blanchard	53,790	$2,388,925	4,767	$409,275

Post-Employment Compensation

The following table provides information on nonqualified deferred compensation provided under the Supplemental Plan to the Named Executive Officers during the fiscal year ended December 31, 2008. For a more detailed discussion, see the section titled "Compensation Discussion and Analysis – Retirement, Health and Welfare Benefits".

Nonqualifed Deferred Compensation

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Merrill A. Miller, Jr.	$0	$25,180	$(24,609)	-	$101,804
Clay C. Williams	$27,490	$24,431	$(256,265)	-	$408,715
Dwight W. Rettig	$0	$8,785	$501	-	$18,506
Mark A. Reese	$0	$12,980	$(7,598)	-	$29,392
Robert W. Blanchard	$59,954	$10,430	$(198,227)	-	$408,697

(1) Executive contributions were from the executive's salary and are included in the Summary Compensation Table under the "Salary" column.

(2) Registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

(3) Aggregate earnings reflect the returns of the investment funds selected by the executives and are not included in the Summary Compensation Table.

Certain Relationships and Related Transactions

We transact business with companies with which certain of our Directors are affiliated. All transactions with these companies are on terms competitive with other third party vendors, and none of these is material either to us or any of these companies.

A "conflict of interest" occurs when a director or executive officer's private interest interferes in any way, or appears to interfere, with the interests of the Company. Conflicts of interest can arise when a director or executive officer, or a member of his or her immediate family, have a direct or indirect material interest in a transaction with us. Conflicts of interest also arise when a director or executive officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director or executive officer of the Company. The Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers provides that directors and executive officers must avoid conflicts of interests with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chair of the Company's Audit Committee for his review and approval or ratification. This code also provides that the

Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of directors or executive officers or a member of his or her family.

DIRECTOR COMPENSATION

Directors who are employees of the Company do not receive compensation for serving on the Board of Directors. The following table sets forth the compensation paid by the Company to its non-employee members of the Board of Directors for the year ended December 31, 2008.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)(1)	Option Awards ($) (d)(2)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g) (3)	Total ($) (h)
Greg L. Armstrong	$79,000	$19,524	$143,504	-	-	$5,515	$247,543
Robert E. Beauchamp	$70,750	$19,524	$143,504	-	-	-	$233,778
Ben A. Guill	$87,000	$19,524	$143,504	-	-	$6,823	$256,851
David D. Harrison	$91,500	$19,524	$143,504	-	-	$569	$255,097
Roger L. Jarvis	$81,000	$19,524	$143,504	-	-	$6,364	$250,392
Eric L. Mattson	$84,250	$19,524	$143,504	-	-	$6,363	$253,641
Jeffery A. Smisek	$83,500	$19,524	$143,504	-	-	-	$246,528

(1) Assumptions made in calculating the value of the restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2008. The grant date fair value of the restricted stock awards granted to the directors in 2008 are as follows: Mr. Armstrong - $92,549; Mr. Beauchamp - $92,549; Mr. Guill - $92,549; Mr. Harrison - $92,549 Mr. Jarvis - $92,549; Mr. Mattson - $92,549; and Mr. Smisek - $92,549. The aggregate number of outstanding shares of restricted stock awards as of December 31, 2008 for each director are as follows: Mr. Armstrong – 2,508; Mr. Beauchamp – 2,508; Mr. Guill – ; 2,508; Mr. Harrison – 2,508; Mr. Jarvis – 2,508; Mr. Mattson – 2,508; and Mr. Smisek – 2,508.

(2) Assumptions made in calculating the value of the option awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2008. The grant date fair value of the option awards granted to the directors in 2008 are as follows: Mr. Armstrong - $102,989; Mr. Beauchamp - $102,989; Mr. Guill - $102,989; Mr. Harrison - $102,989; Mr. Jarvis - $102,989; Mr. Mattson - $102,989; and Mr. Smisek - $102,989. The aggregate number of outstanding stock options as of December 31, 2008 for each director are as follows: Mr. Armstrong – 43,000; Mr. Beauchamp – 38,000; Mr. Guill –

43,000; Mr. Harrison – 58,000; Mr. Jarvis – 83,000; Mr. Mattson – 76,450; and Mr. Smisek – 34,342.

(3) Expenses for non-business related activities associated with the Company's board meeting in Norway, comprised mainly of air travel expenses for spouses of directors, paid by the Company on behalf of Mr. Armstrong - $5,515; Mr. Guill - $6,823; Mr. Harrison - $569; Mr. Jarvis - $6,364; and Mr. Mattson - $6,363.

Board Compensation

Members of the Company's Board of Directors who are not full-time employees of the Company receive the following cash compensation:

- For service on the Board of Directors – an annual retainer of $55,000, paid quarterly;

- For service as chairman of the audit committee of the Board of Directors – an annual retainer of $20,000, paid quarterly;

- For service as chairman of each of the compensation committee and the nominating/corporate governance committee of the Board of Directors – an annual retainer of $10,000, paid quarterly;

- For service as a member of the audit committee of the Board of Directors – an annual retainer of $7,500, paid quarterly;

- For service as a member of each of the compensation committee and the nominating/corporate governance committee of the Board of Directors – an annual retainer of $5,000, paid quarterly; and

- $1,500 for each Board meeting and each committee meeting attended.

Directors of the Board who are also employees of the Company do not receive any compensation for their service as directors.

Members of the Board are also eligible to receive stock options and awards, including restricted stock, performance awards, phantom shares, stock payments, or SARs under the National Oilwell Varco Long-Term Incentive Plan.

The Board approved the grant of 4,000 options and 1,251 shares of restricted stock awards on May 14, 2008 to each non-employee director under the National Oilwell Varco Long-Term Incentive Plan. The exercise price of the options is $73.98 per share, which was the fair market value of one share of the Company's common stock on the date of grant. The options have a term of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant. The restricted stock award shares vest in three equal annual installments beginning on the first anniversary of the date of the grant.

Stock Ownership Guidelines

The Board has adopted a policy whereby each member of the Board should have beneficial ownership of a minimum of 5,000 shares of the Company's common stock. Beneficial ownership is defined as set forth in the rules of the Securities and Exchange Commission, and thus would include any shares as to which the director has the right to acquire within 60 days of a relevant measuring date.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules of the SEC require that the Company disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors, executive officers, and beneficial owners of more than ten percent of the Company's stock. The Company has undertaken responsibility for preparing and filing the stock ownership forms required under Section 16(a) of the Securities and Exchange Act of 1934, as amended, on behalf of its officers and directors. Based upon a review of forms filed and information provided by the Company's officers and directors, we believe that all Section 16(a) reporting requirements were met during 2008, except that Mr. Merrill A. Miller, Jr. had one late Form 4 to report a disposition of indirectly held shares of the Company.

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

If you wish to submit proposals to be included in our 2010 Proxy Statement, we must receive them on or before December 2, 2009. Please address your proposals to: **Dwight W. Rettig, Senior Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.**

If you wish to submit proposals at the meeting that are not eligible for inclusion in the Proxy Statement, you must give written notice no later than February 12, 2010 to: **Dwight W. Rettig, Senior Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.** If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell Varco's bylaws and the rules and regulations of the SEC.

ANNUAL REPORT AND OTHER MATTERS

At the date this Proxy Statement went to press, we did not know of any other matters to be acted upon at the meeting other than the election of directors, ratification of the appointment of independent auditors, and approval of an amendment to the Company's Long-Term Incentive Plan, as discussed in this Proxy Statement. If any other matter is presented, proxy holders will vote on the matter in accordance with their best judgment.

National Oilwell Varco's 2008 Annual Report on Form 10-K filed on March 2, 2009 is included in this mailing, but is not considered part of the proxy solicitation materials.

By order of the Board of Directors,

/s/ Dwight W. Rettig

Dwight W. Rettig
Senior Vice President, General Counsel
and Secretary

Houston, Texas
April 1, 2009

NATIONAL OILWELL VARCO, INC.

FIRST AMENDMENT
to the
LONG-TERM INCENTIVE PLAN

WHEREAS, National Oilwell Varco, Inc. (the "Company") adopted on March 11, 2005 the National Oilwell Varco, Inc. Long-Term Incentive Plan, as amended (the "Plan");

WHEREAS, the number "7,500,000" in the first sentence of Section 4(a) of the Plan was automatically adjusted to "15,000,000" pursuant to the terms of the Plan, as a result of the Company's 2-for-1 stock split effected in the form of a stock dividend on September 28, 2007; and

WHEREAS, the Company desires to amend the Plan in certain respects;

NOW, THEREFORE, the Plan shall be amended as follows, effective May 13, 2009, subject to stockholder approval:

1. The number "25,500,000" shall be substituted for the number "15,000,000" in the first sentence of Section 4(a) of the Plan.

2. As amended hereby, the Plan is specifically ratified and reaffirmed.

3. The validity, interpretation, construction and enforceability of this Amendment shall be governed by the laws of the State of Texas, without reference to principles of conflict of laws.

4. Except as amended by this Amendment, the Plan shall remain in full force and effect.

NATIONAL OILWELL VARCO, INC.
LONG-TERM INCENTIVE PLAN
(as amended and restated as of May 17, 2005)

SECTION 1. Purpose of the Plan.

The National Oilwell Varco, Inc. Long-Term Incentive Plan (the "Plan") is intended to promote the interests of National Oilwell Varco, Inc., a Delaware corporation (the "Company"), by encouraging Employees, Consultants and Directors to acquire or increase their equity interest in the Company and to provide a means whereby they may develop a sense of proprietorship and personal involvement in the development and financial success of the Company, and to encourage them to remain with and devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its stockholders. The Plan is also contemplated to enhance the ability of the Company and its Subsidiaries to attract and retain the services of individuals who are essential for the growth and profitability of the Company.

SECTION 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

"Award" shall mean an Option, Restricted Stock, Performance Award, Phantom Share, Stock Payment, or SAR.

"Award Agreement" shall mean any written or electronic agreement, contract, instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

"Board" shall mean the Board of Directors of the Company, as constituted from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations thereunder.

"Committee" shall mean the administrator of the Plan in accordance with Section 3, and shall include reference to the Compensation Committee of the Board (or any other committee of the Board designated, from time to time, by the Board to act as the Committee under the Plan), the Board or subcommittee, as applicable.

"Consultant" shall mean any individual who is not an Employee or a member of the Board and who provides consulting, advisory or other similar services to the Company or a Subsidiary.

"Director" shall mean any member of the Board who is not an Employee.

"Employee" shall mean any employee of the Company or a Subsidiary or a parent corporation.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Fair Market Value" shall mean, as of any applicable date, the last reported sales price for a Share on the New York Stock Exchange (or such other national securities exchange which constitutes the principal trading market for the Shares) for the applicable date as reported by such reporting service approved by the Committee; provided, however, that if Shares shall not have been quoted or traded on such applicable date, Fair Market Value shall be determined based on the next preceding date on which they were quoted or traded, or, if deemed appropriate by the Committee, in such other manner as it may determine to be appropriate. In the event the Shares are not publicly traded at the time a determination of its Fair Market Value is required to be made hereunder, the determination of Fair Market Value shall be made in good faith by the Committee.

"Incentive Stock Option" or "ISO" shall mean an option granted under Section 6(a) of the Plan that is intended to qualify as an "incentive stock option" under Section 422 of the Code or any successor provision thereto.

"Non-Qualified Stock Option" or "NQO" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

"Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

"Participant" shall mean any Employee, Consultant or Director granted an Award under the Plan.

"Performance Award" shall mean any right granted under Section 6(c) of the Plan.

"Performance Criteria" shall mean the following business criteria with respect to the Company, any Subsidiary or any division, operating unit or product line: net earnings (either before or after interest, taxes, depreciation and/or amortization), sales, revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, customer or sales channel revenue or profitability, productivity, expense, margins, cost reductions, controls or savings, operating efficiency, customer satisfaction, working capital, strategic initiatives, economic value added, earnings per share, earnings per share from operations, price per share of stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee will determine whether the foregoing criteria will be computed without recognition of (i) unusual or nonrecurring events affecting the Company or its financial statements or (ii) changes in applicable laws, regulations or accounting principles.

"Person" shall mean individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

"Phantom Shares" shall mean an Award of the right to receive Shares, cash equal to the Fair Market Value of such Shares or any combination thereof, in the Committee's discretion, which is granted pursuant to Section 6(d) of the Plan.

"Qualifying Event" shall mean a "change of control" of the Company or an Affiliate, as determined by the Committee, or, with respect to de minimus amounts, as determined in good faith by the Committee, such unusual circumstance as the Committee may determine from time to time in its sole discretion.

"Restricted Period" shall mean the period established by the Committee with respect to an Award during which the Award either remains subject to forfeiture, is subject to restrictions or is not exercisable by the Participant.

"Restricted Stock" shall mean any Share, prior to the lapse of restrictions thereon, granted under Section 6(b) of the Plan.

"Rule 16b-3" shall mean Rule 16b-3 promulgated by the SEC under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time.

"SAR" shall mean a stock appreciation right granted under Section 6(e) of the Plan that entitles the holder to receive the excess of the Fair Market Value of a Share on the relevant date over the exercise price of such SAR, with the excess paid in cash and/or in Shares in the discretion of the Committee.

"SEC" shall mean the Securities and Exchange Commission or any successor thereto.

"Shares" or "Common Shares" or "Common Stock" shall mean the common stock of the Company, $0.01 par value, and such other securities or property as may become the subject of Awards under the Plan.

"Stock Payment" means (a) a payment in the form of Shares, or (b) an option or other right to purchase Shares, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 6(f) of the Plan.

"Subsidiary" shall mean any entity (whether a corporation, partnership, joint venture, limited liability company or other entity) in which the Company owns a majority of the voting power of the entity directly or indirectly, except with respect to the grant of an ISO the term Subsidiary shall mean any "subsidiary corporation" of the Company as defined in Section 424 of the Code.

SECTION 3. Administration.

(a) The Committee. The Plan shall be administered by the Compensation Committee of the Board (or any other committee of the Board designated, from time to time, by the Board to act as the Committee under the Plan). Notwithstanding the foregoing, Awards made to Directors shall be administered by the Board. The term "Committee" as used herein shall refer to the Compensation Committee (or other Board committee), the Board, or the subcommittee (as defined in paragraph (c) of this Section 3), as applicable.

(b) Committee Powers. A majority of the Committee shall constitute a quorum, and the acts of the members of the Committee who are present at any meeting thereof at which a quorum is present, or acts unanimously approved by the members of the Committee in writing, shall be the acts of the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) interpret and administer the Plan and any instrument or agreement relating to an Award made under the Plan; (vii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Subsidiary, any Participant, any holder or beneficiary of any Award, any stockholder and any other Person. However, the Committee's authority to waive or accelerate the Restricted Period with respect to an Award shall be limited to a Qualifying Event.

(c) <u>Delegation to a Subcommittee</u>. The Committee may, subject to any applicable law, regulatory, securities exchange or other similar restrictions, delegate to one or more members of the Board or officers of the Company (the "subcommittee"), the authority to administer the Plan as to Awards to Employees and Consultants who are not subject to Section 16(b) of the Exchange Act. The Committee may impose such limitations and restrictions, in addition to any required restrictions/limitations, as the Committee may determine in its sole discretion. Any grant made pursuant to such a delegation shall be subject to all of the provisions of the Plan concerning this type of Award.

(d) <u>Modification of Awards</u>. At any time after grant of an Award, the Committee may, in its sole and absolute discretion and subject to whatever terms and conditions it selects:

(1) accelerate the period during which the Award vests or becomes exercisable or payable; and

(2) accelerate the time when applicable restrictions or risk of forfeiture or repurchase lapses; and

(3) extend the period during which the Award may be exercised or paid; and

(4) extend the term of any Award (other than the maximum 10 year term);

provided, that such action may be taken only in compliance with the requirements of Section 162(m) of the Code with respect to an Award that is intended to be performance-based compensation under Section 162(m) of the Code.

SECTION 4. <u>Shares Available for Awards</u>.

(a) <u>Shares Available.</u> Subject to adjustment as provided below, the number of Shares that may be issued with respect to Awards granted under the Plan shall be 7,500,000. If an Award is forfeited or otherwise lapses, expires, terminates or is canceled without the actual delivery of Shares or is settled in cash, then the Shares covered by such Award, to the extent of such forfeiture, expiration, lapse, termination or cancellation, shall again be Shares that may be issued with respect to Awards granted under the Plan. Shares tendered or withheld by the Company to satisfy tax withholding, exercise price or other payment obligations shall be available for issuance under future Awards, subject to the overall limitation provided in the first sentence above. Notwithstanding the foregoing, no more than 5% of the Shares that may be issued under the Plan may be issued pursuant to Stock Payments.

(b) Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

(c) Adjustments. In the event of a stock dividend or stock split with respect to Shares, the number of Shares with respect to which Awards may be granted, the number of Shares subject to outstanding Awards, the grant or exercise price with respect to outstanding Awards and the individual annual grant limits with respect to Awards (other than dollar denominated Awards) automatically shall be proportionately adjusted, without action by the Committee; provided, however, such automatic adjustment shall be evidenced by written addendums to the Plan and Award Agreements prepared by the Company and, with respect to Options, shall be in accordance with the Treasury Regulations concerning Incentive Stock Options. Further, in the event that the Committee determines that any distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, reorganization, merger, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or property) with respect to which Awards may be granted, (ii) the number and type of Shares (or other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(d) Individual Participant Limits. Subject to adjustment pursuant to the above paragraph (c), "Adjustments," the maximum aggregate number of Shares that may be subject to Share-denominated Awards granted under the Plan to any individual during any calendar year shall not exceed 500,000; provided, however, that commencing January 1, 2005, to the extent the 500,000 Share limit is not awarded to any Participant with respect to any calendar year, the amount not so awarded but permitted for such Participant shall be available for award to such Participant during any subsequent calendar year. As a result, the maximum number of Shares pursuant to which Awards may be granted during any calendar year hereunder to any Participant may be greater than the 500,000 Share limit specified above only to the extent that such Shares were not awarded to such Participant during any preceding calendar year. The method of counting such Shares shall conform to any requirements applicable to performance-based compensation under Section 162(m) of the Code or the rules and regulations promulgated thereunder. The maximum amount of dollar-denominated Awards that may be granted to any individual during any calendar year shall not exceed $2,000,000.

SECTION 5. Eligibility.

Any Employee, Consultant or Director shall be eligible to be designated a Participant by the Committee. No individual shall have any right to be granted an Award pursuant to this Plan.

SECTION 6. Awards.

(a) Options. Subject to the provisions of the Plan, the Committee shall have the authority to determine Participants to whom Options shall be granted, the number of Shares to be covered by each Option, the purchase price therefor and the conditions and limitations applicable to the exercise of the Option, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(1) Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee at the time the Option is granted, but shall not be less than the Fair Market Value per Share on the effective date of such grant.

(2) Time and Method of Exercise. The Committee shall determine and provide in the Award Agreement or by action subsequent to the grant the time or times at which an Option may be exercised in whole or in part, and the method or methods by which, and the form or forms (which may include, without limitation, cash, check acceptable to the Company, Shares already-owned for more than six months (unless such holding requirement is waived by the Committee), Shares issuable upon Option exercise, a "cashless-broker" exercise (through procedures approved by the Committee), other securities or other property, a note, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price) in which payment of the exercise price and tax withholding obligation with respect thereto may be made or deemed to have been made. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may vest and be exercised. No portion of an Option which is unexercisable at termination of the Participant's employment or service, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Committee either in the Award Agreement or by action following the grant of the Option.

(3) Incentive Stock Options. An Incentive Stock Option may be granted only to an individual who is an Employee of the Company or any parent or subsidiary corporation (as defined in Section 424 of the Code) at the time the Option is granted and must be granted within 10 years from the date the Plan was approved by the Board or the shareholders, whichever is earlier. To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Stock Option is granted) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such Incentive Stock Options shall be treated as a Non-Qualified Stock Option. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations

and other administrative pronouncements, which of a Participant's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of section 422(b)(6) of the Code, unless (i) at the time such Option is granted the option price is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the date of grant. An Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Participant's lifetime only by such Participant or the Participant's guardian or legal representative. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision, and any regulations promulgated thereunder.

(4) Substitution of Stock Appreciation Rights. The Committee, in its sole discretion, shall have to right to substitute a SAR for an Option at any time prior to or upon exercise of such Option, subject to the provisions of Section 6(e) hereof; *provided* that such SAR shall be exercisable for the same number of shares of Stock as such substituted Option would have been exercisable for.

(b) Restricted Stock. Subject to the provisions of the Plan, the Committee shall have the authority to determine the Participants to whom Restricted Stock shall be granted, the number of Shares of Restricted Stock to be granted to each such Participant, the duration of the Restricted Period during which, and the conditions, including the Performance Criteria or other specified criteria, including the passage of time, if any, under which the Restricted Stock may vest or be forfeited to the Company, and the other terms and conditions of such Awards. However, except as provided in Section 6(b)(3) with respect to waivers, (i) the minimum Restricted Period for a Restricted Stock Award the vesting of which is based on the achievement of Performance Criteria shall not be less than one year and (ii) the minimum Restricted Period for a Restricted Stock Award the vesting of which is based solely on the passage of time shall not be less than three years.

(1) Dividends. Dividends paid on Restricted Stock may be paid directly to the Participant, may be subject to risk of forfeiture and/or transfer restrictions during any period established by the Committee or sequestered and held in a bookkeeping cash account (with or without interest) or reinvested on an immediate or deferred basis in additional shares of Common Stock, which credit or shares may be subject to the same restrictions as the underlying Award or such other restrictions, all as determined by the Committee in its discretion, as provided in the Award Agreement.

(2) Registration. Any Restricted Stock may be evidenced in such manner as the Committee shall deem appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

(3) Forfeiture and Restrictions Lapse. Except as otherwise determined by the Committee or the terms of the Award Agreement, upon a Participant's termination of employment or service (as determined under criteria established by the Committee) for any reason during the applicable Restricted Period, all Restricted Stock shall be forfeited by the Participant and re-acquired by the Company. The Committee may, upon or in connection with a Qualifying Event, waive in whole or in part any or all remaining restrictions with respect to such Participant's Restricted Stock; provided, however, if the Award is intended to qualify as performance based compensation under Section 162(m) of the Code, such waiver may be only in compliance with the requirements of Section 162(m) of the Code. Unrestricted Shares, evidenced in such manner as the Committee shall deem appropriate, shall be issued to the holder of Restricted Stock promptly after the applicable restrictions have lapsed or otherwise been satisfied.

(4) Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, restrictions on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. During the Restricted Period, Restricted Stock will be subject to such limitations on transfer as necessary to comply with Section 83 of the Code.

(c) Performance Awards. The Committee shall have the authority to determine the Participants who shall receive a Performance Award, which shall be denominated as a cash amount at the time of grant and confer on the Participant the right to receive all or part of such Award upon the achievement of such performance goals (based on the Performance Criteria or any other specified criteria) during such performance periods as the Committee shall establish with respect to the Award. However, except as provided in Section 6(c)(3) with respect to waivers, the minimum performance period shall not be less than one year. The Committee, in its discretion, may determine whether an Award is to qualify as performance-based compensation as described in Section 162(m) (4) (C) of the Code.

(1) Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the Performance Criteria or other criteria upon which the performance goals are to be based, the length of any performance period and the amount of any Performance Award.

(2) Payment of Performance Awards. Performance Awards may be paid (in cash and/or in Shares, in the sole discretion of the Committee) in a lump sum or in installments following the close of the performance period, or at such later deferral date elected by the Participant, in accordance with procedures established by the Committee with respect to such Award.

(3) Forfeiture and Restrictions Lapse. Except as otherwise determined by the Committee or the terms of the Award Agreement that granted the Performance Award, upon a Participant's termination of employment or service, as applicable (as determined under criteria established by the Committee) for any reason during the applicable Restricted Period, all Performance Awards shall be forfeited by the Participant and re-

acquired by the Company. The Committee may, upon or in connection with a Qualifying Event, waive in whole or in part any or all remaining restrictions with respect to such Participant's Performance Award; provided, however, if the Award is intended to qualify as performance based compensation under Section 162(m) of the Code, such waiver may be only in compliance with the requirements of Section 162(m) of the Code. Unrestricted Shares, evidenced in such manner as the Committee shall deem appropriate, shall be issued to the holder of Performance Awards promptly after the applicable restrictions have lapsed or otherwise been satisfied.

(d) Phantom Shares. The Committee shall have the authority to grant Awards of Phantom Shares to Participants upon such terms and conditions as the Committee may determine.

(1) Terms and Conditions. Each Phantom Share Award shall constitute an agreement by the Company to issue or transfer a specified number of Shares or pay an amount of cash equal to the Fair Market Value of a specified number of Shares, or a combination thereof to the Participant in the future, subject to the fulfillment during the Restricted Period of such conditions, including those linked to the Performance Criteria or other specified criteria, including the passage of time, if any, as the Committee may specify at the date of grant. During the Restricted Period, the Participant shall not have any right to transfer any rights under the subject Award, shall not have any rights of ownership in the Phantom Shares and shall not have any right to vote such shares.

(2) Dividend Equivalents. Any Phantom Share award may provide, in the discretion of the Committee, that any or all dividends or other distributions paid on Shares during the Restricted Period be credited in a cash bookkeeping account (with or without interest) or that equivalent additional Phantom Shares be awarded, which account or Phantom Shares may be subject to the same restrictions as the underlying Award or such other restrictions as the Committee may determine.

(3) Forfeiture and Restrictions Lapse. Except as otherwise determined by the Committee or set forth in the Award Agreement, upon a Participant's termination of employment or service (as determined under criteria established by the Committee) for any reason during the applicable Restricted Period, all Phantom Shares shall be forfeited by the Participant. The Committee may, upon or in connection with a Qualifying Event, waive in whole or in part any or all remaining restrictions with respect to such Participant's Phantom Shares; provided, however, if the Award is intended to qualify as performance based compensation under Section 162(m) of the Code, such waiver may be only in compliance with the requirements of Section 162(m) of the Code.

(4) Payment of Phantom Shares. Phantom Shares may be paid (in cash and/or in Shares, in the sole discretion of the Committee) in a lump sum or in installments following the close of the Restricted Period, or at such later deferral date elected by the Participant, in accordance with procedures established by the Committee with respect to such Award.

(e) SARs. Subject to the provisions of the Plan, the Committee shall have the authority to determine Participants to whom SARs shall be granted, the number of Shares to be covered by each SAR, the exercise price and the conditions and limitations applicable to the exercise of the SAR, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan. A SAR may be granted (a) in connection and simultaneously with the grant of an Option, (b) with respect to a previously granted Option, or (c) independent of an Option.

(1) Exercise Price. The exercise price per SAR shall be determined by the Committee at the time the SAR is granted, but shall not be less than the Fair Market Value per Share on the effective date of such grant.

(2) Time of Exercise. The Committee shall determine and provide in the Award Agreement the time or times at which a SAR may be exercised in whole or in part.

(3) Method of Payment. The Committee shall determine, in its discretion, whether the SAR shall be paid in cash, shares of Common Stock or a combination of the two.

(f) Stock Payments. Stock Payments may be awarded in such amount and may be based upon such Performance Criteria or other specific criteria, if any, determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

(g) Substitute Awards. Awards may be granted under the Plan in substitution of similar awards held by individuals who become Employees, Consultants or Directors as a result of a merger, consolidation or acquisition by the Company or a Subsidiary of another entity or the assets of another entity. Such substitute awards may have exercise prices less than the Fair Market Value of a Share on the date of such substitution.

(h) General.

(1) Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, any other Award granted under the Plan or any award granted under any other plan of the Company or any Subsidiary. Awards granted in addition to or in tandem with other Awards or awards granted under any other plan of the Company or any Subsidiary may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(2) Limits on Transfer of Awards.

(A) Except as provided in paragraph (C) below, each Award, and each right under any Award, shall be exercisable only by the Participant during the Participant's lifetime, or if permissible under applicable law, by the Participant's guardian or legal representative as determined by the Committee.

(B) Except as provided in paragraph (C) below, no Award and no right under any such Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported prohibited assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary.

(C) To the extent specifically approved in writing by the Committee, an Award (other than an Incentive Stock Option) may be transferred to immediate family members or related family trusts, limited partnerships or similar entities or other Persons on such terms and conditions as the Committee may establish or approve.

(3) Terms of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided, that in no event shall the term of any Award exceed a period of 10 years from the date of its grant.

(4) Share Certificate. All certificates for Shares or other securities of the Company or any Subsidiary delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Shares or other securities are then listed, and any applicable federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(5) Consideration for Grants. Awards may be granted for no cash consideration or for such consideration as the Committee determines including, without limitation, such minimal cash consideration as may be required by applicable law.

(6) Delivery of Shares or other Securities and Payment by Participant of Consideration. No Shares or other securities shall be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including, without limitation, any exercise price or tax withholding) is received by the Company. Such payment may be made by such method or methods and in such form or forms as the Committee shall determine, including, without limitation, cash, Shares, other securities, other Awards or other property, withholding of Shares, cashless exercise with simultaneous sale, or any combination thereof, provided that the combined value, as determined by the Committee, of all cash and cash equivalents and the Fair Market Value of any such Shares or other property so tendered to the Company, as of the date of such tender, is at least equal to the full amount required to be paid pursuant to the plan or the applicable Award Agreement to the Company.

(i) Performance Based Compensation. The Committee shall determine which Awards are intended by the Committee to qualify as "performance-based compensation" as described in Section 162(m)(4)(C) of the Code. The Committee shall establish performance goals applicable to those Awards based upon the attainment of such target levels of one or more of the Performance Criteria, over one or more periods of time, which may be of varying and overlapping durations, as the Committee may select. The Performance Criteria shall be subject to adjustment for changes in accounting standards required by the Financial Accounting Standards Board after the goal is established, and, to the extent provided for in the Award Agreement, shall be subject to adjustment for specified significant extraordinary items or events. In this regard, performance goals based on stock price shall be proportionately adjusted for any changes in the price due to a stock split. Performance Criteria may be absolute, relative to one or more other companies, or relative to one or more indexes, and may be contingent upon future performance of the Company or any Subsidiary, division, unit or product line thereof. A performance goal need not be based upon an increase or positive result under a Performance Criteria and could, for example, be based upon limiting economic losses or maintaining the status quo. Which Performance Criteria to be used with respect to any grant, and the weight to be accorded thereto if more than one factor is used, shall be determined by the Committee, in its sole discretion, at the time of grant. To the extent necessary to comply with the qualified performance-based compensation requirements of Section 162(m)(4)(C) of the Code, following the completion of each specified performance period, the Committee shall certify in writing whether the applicable performance goals have been achieved for such performance period. In determining the amount earned by a Participant, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the performance period. Notwithstanding any other provision of the Plan, any Award which is intended to constitute qualified performance-based compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

SECTION 7. Amendment and Termination.

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(1) Amendments to the Plan. The Board or the Committee may amend, alter, suspend, discontinue, or terminate the Plan without the consent of any stockholder, Participant, other holder or beneficiary of an Award, or other Person; provided, however, notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the stockholders of the Company no such amendment, alteration, suspension, discontinuation, or termination shall be made that would (i) increase the total number of Shares that may be issued under the Plan, except as provided in Section 4(c) of the Plan, or (ii) permit the exercise price of any outstanding Option or SAR that is "underwater" to be reduced or for an "underwater" Option or SAR to be cancelled and replaced with a new Award.

(2) Amendments to Awards. Subject to Paragraph (1) above and Section 3(b), the Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted, provided no change in any Award shall adversely affect the rights of a Participant under the Award without the consent of such Participant. Notwithstanding the foregoing, with respect to any Award intended to qualify as performance-based compensation under Section 162(m) of the Code, no adjustment other than an acceleration of vesting or payment upon the Participant's death, disability or change of control of the Company, shall be authorized to the extent such adjustment would cause the Award to fail to so qualify.

SECTION 8. General Provisions.

(a) No Rights to Awards. No Participant or other Person shall have any claim to be granted any Award, there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards and the terms and conditions of Awards need not be the same with respect to each recipient.

(b) Tax Withholding. The Company or any Subsidiary is authorized to withhold from any Award, from any payment due or transfer made under any Award or from any compensation or other amount owing to a Participant the amount (in cash, Shares, or other property) of any applicable taxes required to be withheld by the Company or Subsidiary in respect of the Award, its exercise, the lapse of restrictions thereon, or any payment or transfer under the Award and to take such other action as may be necessary in the opinion of the Company to satisfy all of its obligations for the payment of such taxes. In addition, the Committee may provide, in an Award Agreement, that the Participant may direct the Company to satisfy such Participant's tax withholding obligations through the withholding of Shares otherwise to be acquired upon the exercise or payment of such Award, but only to the extent such withholding does not cause a charge to the Company's financial earnings.

(c) No Right to Employment or Retention. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Subsidiary or under any other service contract with the Company or any Subsidiary, or to remain on the Board. Further, the Company or a Subsidiary may at any time dismiss a Participant from employment or terminate any contractual agreement or relationship with any Consultant, free from any liability or any claim under the Plan, with or without cause, unless otherwise expressly provided in the Plan, in any Award Agreement or any other agreement or contract between the Company or a Subsidiary and the affected Participant. If a Participant's employer ceases to be a Subsidiary, such Participant shall be deemed to have terminated employment for purposes of the Plan, unless specifically provided otherwise in the Award Agreement.

(d) Unusual Transactions or Events. In the event of any distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, reorganization, merger, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other similar corporate transaction or event or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, and whenever the Committee determines that action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles, the Committee, in its sole discretion and on such terms and conditions as it deems appropriate, either by amendment of the terms of any outstanding Awards or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions:

(1) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 8(d) the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement

of such Award with other rights or property selected by the Committee in its sole discretion;

(2) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; and

(3) To make adjustments in the number and type of shares of common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(4) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(5) To provide that the Award cannot vest, be exercised or become payable after such event.

(e) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Texas and applicable federal law.

(f) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) Other Laws. The Committee may refuse to issue or transfer any Shares or other consideration under an Award, permit the exercise of an Award and/or the satisfaction of its tax withholding obligation in the manner elected by the Participant, holder or beneficiary if, acting in its sole discretion, it determines that the issuance of transfer or such Shares or such other consideration, the manner of exercise or satisfaction of the tax withholding obligation might violate any applicable law or regulation, including without limitation, the Sarbanes-Oxley Act, or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded or refused, as the case may be, to the relevant Participant, holder or beneficiary.

(h) No Trust or Fund Created. Neither the Plan nor the Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Subsidiary pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or any Subsidiary.

(i) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

(j) Headings. Headings are given to the Section and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the plan or any provision thereof.

SECTION 9. Effective Date of Plan.

The Plan shall become effective as of the later of the date (i) it is approved by the stockholders of the Company and (ii) the merger between National-Oilwell Inc. and Varco International Inc. is effective. No Awards may be made prior to the effective date of the Plan.

SECTION 10. Term of the Plan.

No Award shall be granted under the Plan after September 13, 2014, which is the 10th anniversary of the date this Plan was first adopted by the Board. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted prior to such termination, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.

Appendix A

Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE YEAR ENDED DECEMBER 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-12317

NATIONAL OILWELL VARCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	**76-0475815**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

7909 Parkwood Circle Drive, Houston, Texas 77036-6565
(Address of principal executive offices)

(713) 346-7500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01	**New York Stock Exchange**
(Title of Class)	*(Exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2008 was $37.0 billion. As of February 12, 2009, there were 417,375,125 shares of the Company's common stock ($0.01 par value) outstanding.

Documents Incorporated by Reference
Portions of the Proxy Statement in connection with the 2009 Annual Meeting of Stockholders are incorporated in Part III of this report.

FORM 10-K
PART I

ITEM 1. BUSINESS

General

National Oilwell Varco, Inc. ("NOV" or the "Company"), a Delaware corporation incorporated in 1995, is a leading worldwide provider of equipment and components used in oil and gas drilling and production operations, oilfield services, and supply chain integration services to the upstream oil and gas industry. The Company conducts operations in over 800 locations across six continents.

On April 21, 2008 we acquired 100% of the outstanding shares of Grant Prideco, Inc. ("Grant Prideco") for a combination of $23.20 cash per share and 0.4498 shares of NOV common stock. We have included the financial results of Grant Prideco in our consolidated financial statements beginning on April 21, 2008, the date Grant Prideco common shares were exchanged for National Oilwell Varco common shares and cash. The Grant Prideco operations are included in the Petroleum Services & Supplies segment. We believe the merger with Grant Prideco will advance our strategic goal of providing more products and services to our customers and that Grant Prideco's product range will add new growth opportunities to us and benefit our customers' needs worldwide.

The Company's principal executive offices are located at 7909 Parkwood Circle Drive, Houston, Texas 77036, its telephone number is (713) 346-7500, and its Internet website address is http://www.nov.com . The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, are available free of charge on its Internet website. These reports are posted on its website as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission ("SEC"). The Company's Code of Ethics is also posted on its website.

The Company has a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety and environmental impact of oil and gas operations. The Company's common stock is traded on the New York Stock Exchange under the symbol "NOV". The Company operates through three business segments: Rig Technology, Petroleum Services & Supplies, and Distribution Services.

Rig Technology

Our Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; rig instrumentation systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; and cranes. Demand for Rig Technology products is primarily dependent on capital spending plans by drilling contractors, oilfield service companies, and oil and gas companies, and secondarily on the overall level of oilfield drilling activity, which drives demand for spare parts for the segment's large installed base of equipment. We have made strategic acquisitions and other investments during the past several years in an effort to expand our product offering and our global manufacturing capabilities, including adding additional operations in the United States, Canada, Norway, the United Kingdom, China, Belarus, and India.

Petroleum Services & Supplies

Our Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service pipelines, flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including drill pipe, wired drill pipe, transfer pumps, solids control systems, drilling motors, drill bits, reamers and other downhole tools, and mud pump consumables. Demand for these services and supplies is determined principally by the level of oilfield drilling and workover activity by drilling contractors, major and independent oil and gas companies, and national oil companies. Oilfield tubular services include the provision of inspection and internal coating services and equipment for drill pipe, line pipe, tubing, casing and pipelines; and the design, manufacture and sale of coiled tubing pipe and advanced composite pipe for application in highly corrosive environments. The segment sells its tubular goods and services to oil and gas companies; drilling contractors; pipe distributors, processors and manufacturers; and pipeline operators. This segment has benefited from several strategic acquisitions and other investments completed during the past few years, including adding additional operations in the United States, Canada, the United Kingdom, China, Kazakhstan, Mexico, Russia, Argentina, India, Bolivia, the Netherlands, Singapore, Malaysia, Vietnam, and the United Arab Emirates.

Distribution Services

Our Distribution Services segment provides maintenance, repair and operating supplies ("MRO") and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting land drilling operations throughout North America, the segment supports major offshore drilling contractors through locations in Mexico, the Middle East, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe. Demand for the segment's services is determined primarily by the level of drilling, servicing, and oil and gas production activities.

The following table sets forth the contribution to our total revenues of its three operating segments for the years ended December 31, 2008, 2007 and 2006 (in millions):

	Years Ended December 31,		
	2008	2007	2006
Revenue:			
Rig Technology	$ 7,528.1	$ 5,744.7	$ 3,584.9
Petroleum Services & Supplies	4,651.4	3,061.0	2,425.0
Distribution Services	1,771.9	1,423.7	1,369.6
Eliminations	(520.0)	(440.4)	(353.7)
Total Revenue	$ 13,431.4	$ 9,789.0	$ 7,025.8

See Note 15 to our Consolidated Financial Statements included in this Annual Report on Form 10-K for financial information by segment and a geographical breakout of revenues and long-lived assets. We have included a glossary of oilfield terms at the end of Item 1 of this Annual Report.

Influence of Oil and Gas Activity Levels on the Company's Business

See discussion on current worldwide economic environment and related oil and gas activity levels in Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The oil and gas industry in which the Company participates has historically experienced significant volatility. Demand for the Company's services and products depends primarily upon the general level of activity in the oil and gas industry worldwide, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide. High levels of drilling and well-remediation activity generally spur demand for the Company's products and services used to drill and remediate oil and gas wells. Additionally, high levels of oil and gas activity increase cash flows available for drilling contractors, oilfield service companies, and manufacturers of oil country tubular goods to invest in capital equipment that the Company sells.

Beginning in early 2004, increasing oil and gas prices led to steadily rising levels of drilling activity throughout the world. Concerns about the long-term availability of oil and gas supply also began to build. Consequently, the worldwide rig count increased 11% in 2006, 2% in 2007, and 7% in 2008. As a result of higher cash flows realized by many drilling contractors and other oilfield service companies, as well as the long-term concerns about supply-demand imbalance and the need to replace aging equipment, market conditions for capital equipment purchases have improved significantly since 2006 and 2007, resulting in higher backlogs for the Company at the end of 2008 compared to the end of 2006 and 2007. Backlog for the Company was at approximately $11.1 billion at December 31, 2008 compared to approximately $9.0 billion and $6.0 billion for December 31, 2007 and 2006, respectively.

In 2008, most of the Company's Rig Technology revenue resulted from major capital expenditures of drilling contractors, well servicing companies, and oil companies on rig construction and refurbishment, and well servicing equipment. These capital expenditures are influenced by the amount of cash flow that contractors and service companies generate from drilling, completion, and remediation activity; as well as by the availability of financing, the outlook for future drilling and well servicing activity, and other factors. Generally the Company believes the demand for capital equipment lags increases in the level of drilling activity. The remainder of the Rig Technology segment's revenue in 2008 was related to the sale of spare parts and consumables, the provision of equipment-repair services, and the rental of equipment, which the Company believes are generally determined directly by the level of drilling and well servicing activity.

The majority of the Company's Petroleum Services & Supplies revenue is closely tied to drilling activity, although a portion is related to the sale of capital equipment to drilling contractors, which may somewhat lag the level of drilling activity. Portions of the segment's revenue that are not tied to drilling activity include (i) the sale of progressive cavity pumps and solids control equipment for use in industrial applications, and (ii) the sale of fiberglass and composite tubing to industrial customers, which is generally unrelated to drilling or well remediation activity but may be tied somewhat to oil and gas prices.

The Company's revenue from Distribution Services is almost entirely driven by drilling activity and oil and gas production activities. Drilling and well servicing activity can fluctuate significantly in a short period of time.

The willingness of oil and gas operators to make capital investments to explore for and produce oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including: the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain oil price stability through voluntary production limits of oil; the level of oil production by non-OPEC countries; supply and demand for oil and natural gas; general economic and political conditions; costs of exploration and production; the availability of new leases and concessions; access to external financing; and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. The willingness of drilling contractors and well servicing companies to make capital expenditures for the type of specialized equipment the Company provides is also influenced by numerous factors over which the Company has no control, including: the general level of oil and gas well drilling and servicing; rig dayrates; access to external financing; outlook for future increases in well drilling and well remediation activity; steel prices and fabrication costs; and government regulations regarding, among other things, environmental protection, taxation, and price controls.

Overview of Oil and Gas Well Drilling and Servicing Processes

Oil and gas wells are usually drilled by drilling contractors using a drilling rig. A bit is attached to the end of a drill stem, which is assembled by the drilling rig and its crew from 30-foot joints of drill pipe and specialized drilling components known as downhole tools. Using the conventional rotary drilling method, the drill stem is turned from the rotary table of the drilling rig by torque applied to the kelly, which is screwed into the top of the drill stem. Increasingly, drilling is performed using a drilling motor, which is attached to the bottom of the drill stem and provides rotational force directly to the bit, rather than such force being supplied by the rotary table. The use of a drilling motor permits the drilling contractor to drill directionally, including horizontally. The Company sells and rents drilling motors, downhole tools and drill pipe through its Petroleum Services & Supplies segment.

During drilling, heavy drilling fluids or "drilling muds" are pumped down the drill stem and forced out through jets in the bit. The drilling mud returns to the surface through the space between the borehole wall and the drill stem, carrying with it the drill cuttings drilled out by the bit. The drill cuttings are removed from the mud by a solids control system (which can include shakers, centrifuges and other specialized equipment) and disposed of in an environmentally sound manner. The solids control system permits the mud, which is often comprised of expensive chemicals, to be continuously reused and recirculated back into the hole.

Through its Rig Technology segment, the Company sells the large "mud pumps" that are used to pump drilling mud through the drill stem. Through its Petroleum Services & Supplies business, the Company sells transfer pumps and mud pump consumables; sells and rents solids control equipment; and provides solids control and waste management services. Many operators internally coat the drill stem to improve its hydraulic efficiency and protect it from corrosive fluids sometimes encountered during drilling, and inspect and assess the integrity of the drill pipe from time to time. The Company provides drill pipe inspection and coating services, and applies "hardbanding" material to drill pipe to improve its wear characteristics. These services are provided through the Company's Petroleum Services & Supplies segment.

As the hole depth increases, the kelly must be removed frequently so that additional 30-foot joints of drill pipe can be added to the drill stem. When the bit becomes dull or the equipment at the bottom of the drill stem — including the drilling motors — otherwise requires servicing, the entire drill stem is pulled out of the hole and disassembled by disconnecting the joints of drill pipe. These are set aside or "racked," the old bit is replaced or service is performed, and the drill stem is reassembled and lowered back into the hole (a process called "tripping"). During drilling and tripping operations, joints of drill pipe must be screwed together and tightened ("made up"), and loosened and unscrewed ("spun out"). The Company's Rig Technology business provides drilling equipment to manipulate and maneuver the drill pipe in this manner. When the hole has reached certain depths, all of the drill pipe is pulled out of the hole and larger diameter pipe known as casing is lowered into the hole and permanently cemented in place in order to protect against collapse and contamination of the hole. The casing is typically inspected before it is lowered into the hole, a service the Company's Petroleum Services & Supplies business provides. The Company's Rig Technology segment manufactures pressure pumping equipment that is used to cement the casing in place.
The raising and lowering of the drill stem while drilling or tripping, and the lowering of casing into the wellbore, are accomplished with the rig's hoisting system. A conventional hoisting system is a block and tackle mechanism that works within the drilling rig's derrick. The lifting of this mechanism is performed via a series of pulleys that are attached to the drawworks at the base of the derrick. The Company's Rig Technology segment sells and installs drawworks and pipe hoisting systems. During the course of normal drilling operations, the drill stem passes through different geological formations, which exhibit varying pressure characteristics. If this pressure is not contained, oil, gas and/or water would flow out of these formations to the surface.

The two means of containing these pressures are (i) primarily the circulation of drilling muds while drilling and (ii) secondarily the use of blowout preventers should the mud prove inadequate and in an emergency situation. The Company's Rig Technology group sells and services blowout preventers ('BOPs"). Drilling muds are carefully designed to exhibit certain qualities that optimize the drilling process. In addition to containing formation pressure, they must (i) provide power to the drilling motor, (ii) carry drilled solids to the surface, (iii) protect the drilled formations from being damaged, and (iv) cool the drill bit. Achieving these objectives often requires a formulation specific to a given well and can involve the use of expensive chemicals as well as natural materials such as certain types of clay. The fluid itself is often oil or more expensive synthetic mud. Given this expense, it is highly desirable to reuse as much of the drilling mud as possible. Solids control equipment such as shale shakers, centrifuges, cuttings dryers, and mud cleaners help accomplish this objective. The Company's Petroleum Services & Supplies group rents, sells, operates and services this equipment. Drilling muds are formulated based on expected drilling conditions. However, as the hole is drilled, the drill stem may encounter a high pressure zone where the mud density is inadequate to maintain sufficient pressure. Should efforts to "weight up" the mud in order to contain such a pressure kick fail, a blowout could result, whereby reservoir fluids would flow uncontrolled into the well. To prevent blowouts to the surface of the well, a series of high-pressure valves known as blowout preventers are positioned at the top of the well and, when activated, form tight seals that prevent the escape of fluids. When closed, conventional BOPs prevent normal rig operations. Therefore, the BOPs are activated only if drilling mud and normal well control procedures cannot safely contain the pressure. BOPs have been designed to contain pressures of up to 20,000 psi.

The operations of the rig and the condition of the drilling mud are closely monitored by various sensors, which measure operating parameters such as the weight on the rig's hook, the incidence of pressure kicks, the operation of the drilling mud pumps, etc. Through its Rig Technology segment, the Company sells and rents drilling rig instrumentation packages that perform these monitoring functions.

During the drilling and completion of a well, there exists an ongoing need for various consumables and spare parts. While most of these items are small, in the aggregate they represent an important element of the process. Since it is impractical for each drilling location to have a full supply of these items, drilling contractors and well service companies tend to rely on third parties to stock and deliver these items. The Company provides this capability through its Distribution Services segment, which stocks and sells spares and consumables made by third parties, as well as spares and consumables made by the Company.

After the well has reached its total depth and the final section of casing has been set, the drilling rig is moved off of the well and the well is prepared to begin producing oil or gas in a process known as "well completion." Well completion usually involves installing production tubing concentrically in the casing. Due to the corrosive nature of many produced fluids, production tubing is often inspected and coated, services offered by the Company's Petroleum Services & Supplies business. Sometimes operators choose to use corrosion resistant composite materials (which the Company offers through its Petroleum Services & Supplies business), or corrosion-resistant alloys, or operators sometimes pump fluids into wells to inhibit corrosion.

From time to time, a producing well may undergo workover procedures to extend its life and increase its production rate. Workover rigs are used to disassemble the wellhead, tubing and other completion components of an existing well in order to stimulate or remediate the well. Workover rigs are similar to drilling rigs in their capabilities to handle tubing, but are usually smaller and somewhat less sophisticated. The Company offers a comprehensive range of workover rigs through its Rig Technology segment. Tubing and sucker rods removed from a well during a well remediation operation are often inspected to determine their suitability to be reused in the well, which is a service the Company's Petroleum Services & Supplies business provides.

Frequently coiled tubing units or wireline units are used to accomplish certain well remediation operations or well completions. Coiled tubing is a recent advancement in petroleum technology consisting of a continuous length of reeled steel tubing which can be injected concentrically into the production tubing all the way to the bottom of most wells. It permits many operations to be performed without disassembling the production tubing, and without curtailing the production of the well. Wireline winch units are devices that utilize single-strand or multistrand wires to perform well remediation operations, such as lowering tools and transmitting data to the surface. Through the Rig Technology segment, the Company sells and rents various types of coiled tubing equipment, and wireline equipment and tools. The Company also manufactures and sells coiled tubing pipe through its Petroleum Services & Supplies segment.

Rig Technology

The Company has a long tradition of pioneering innovations in drilling and well servicing equipment which improve the efficiency, safety, and cost of drilling and well servicing operations. The Rig Technology segment designs, manufactures and sells a wide variety of top drives, automated pipe handling systems, motion compensation systems, rig controls, BOPs, handling tools, drawworks, risers, rotary tables, mud pumps, cranes, drilling motors and other drilling equipment for both the onshore and offshore markets. The Rig Technology segment also manufactures entire rig packages, both drilling and workover, in addition to well servicing equipment such as coiled tubing units, pressure pumping equipment, and wireline winches. The Rig Technology group sells directly to drilling contractors, shipyards and other rig fabricators, well servicing companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. The Rig Technology segment rents and sells proprietary drilling rig instrumentation packages and control systems which monitor various processes throughout the drilling operation, under the name MD ® /Totco ® ("Instrumentation"). Demand for its products, several of which are described below, is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

Land Rig Packages. NOV designs, manufactures, assembles, upgrades, and supplies equipment sets to a variety of land drilling rigs, including those specifically designed to operate in harsh environments such as the Arctic Circle and the desert. Our key land rig product names include the *Ideal Rig*™ and *Rapid Rig* ® . NOV's recent rig packages are designed to be safer and fast moving, to utilize AC technology, and to reduce manpower required to operate a rig.

Top Drives. The Top Drive Drilling System ("TDS"), originally introduced by NOV in 1982, significantly alters the traditional drilling process. The TDS rotates the drill stem from its top, rather than by the rotary table, with a large electric motor affixed to rails installed in the derrick that traverses the length of the derrick to the rig floor. Therefore, the TDS eliminates the use of the conventional rotary table for drilling. Components of the TDS also are used to connect additional joints of drill pipe to the drill stem during drilling operations, enabling drilling with three joints of drill pipe compared to traditionally drilling with one joint of drill pipe. Additionally, the TDS facilitates horizontal and extended reach drilling.

Drilling Motors. NOV has helped lead the application of AC motor technology in the oilfield industry. We are now transitioning from buying motors from third parties to building them in our own facilities and further developing motor technology, including the introduction of permanent magnet motor technology to the industry. These permanent magnet motors are being used in top drives, cranes, mud pumps, winches, and drawworks.

Rotary Equipment. The alternative to using a TDS to rotate the drill stem is to use a rotary table, which rotates the pipe at the floor of the rig. The Rig Technology group produces rotary tables as well as kelly bushings and master bushings for most sizes of kellys and makes of rotary tables. In 1998, NOV introduced the Rotary Support Table for use on rigs with a TDS. The Rotary Support Table is used in concert with the TDS to completely eliminate the need for the larger conventional rotary table.

Pipe Handling Systems. Pipe racking systems are used to handle drill pipe, casing and tubing on a drilling rig. Vertical pipe racking systems move drill pipe and casing between the well and a storage ("racking") area on the rig floor. Horizontal racking systems are used to handle tubulars while stored horizontally (for example, on the pipe deck of an offshore rig) and transport tubulars up to the rig floor and into a vertical position for use in the drilling process.

Vertical pipe racking systems are used predominantly on offshore rigs and are found on almost all floating rigs. Mechanical vertical pipe racking systems greatly reduce the manual effort involved in pipe handling. Pipe racking systems, introduced by NOV in 1985, provide a fully automated mechanism for handling and racking drill pipe during drilling and tripping operations, spinning and torquing drill pipe, and automatic hoisting and racking of disconnected joints of drill pipe. These functions can be integrated via computer controlled sequencing, and operated by a driller in an environmentally secure cabin. An important element of this system is the Iron Roughneck, which was originally introduced by NOV in 1976 and is an automated device that makes pipe connections on the rig floor and requires less direct involvement of rig floor personnel in potentially dangerous operations. The Automated Roughneck is an automated microprocessor-controlled version of the Iron Roughneck.

Horizontal pipe transfer systems were introduced by NOV in 1993. They include the Pipe Deck Machine ("PDM"), which is used to manipulate and move tubulars while stored in a horizontal position; the Pipe Transfer Conveyor ("PTC"), which transports sections of pipe to the rig floor; and a Pickup Laydown System ("PLS"), which raises the pipe to a vertical position for transfer to a vertical racking system. These components may be employed separately, or incorporated together to form a complete horizontal racking system, known as the Pipe Transfer System ("PTS").

Pipe Handling Tools. The Company's pipe handling tools are designed to enhance the safety, efficiency and reliability of pipe handling operations. Many of these tools have provided innovative methods of performing the designated task through mechanization of functions previously performed manually. The Rig Technology group manufactures various tools used to grip, hold, raise, and lower pipe, and in the making up and breaking out of drill pipe, workstrings, casing and production tubulars including spinning wrenches, manual tongs, torque wrenches and kelly spinners.

Mud Pumps. Mud pumps are high pressure pumps located on the rig that force drilling mud down the drill pipe, through the drill bit, and up the space between the drill pipe and the drilled formation (the "annulus") back to the surface. These pumps, which generate pressures of up to 7,500 psi, must therefore be capable of displacing drilling fluids several thousand feet down and back up the well bore. The conventional mud pump design, known as the triplex pump, uses three reciprocating pistons oriented horizontally. Recently, NOV has introduced the HEX Pump, which uses six pumping cylinders, versus the three used in the triplex pump. Along with other design features, the greater number of cylinders reduces pulsations (or surges) and increases the output available from a given footprint. Reduced pulsation is desirable where downhole measurement equipment is being used during the drilling process, as is often the case in directional drilling.

Hoisting Systems. Hoisting systems are used to raise or lower the drill stem while drilling or tripping, and to lower casing into the wellbore. The drawworks is the heart of the hoisting system. It is a large winch that spools off or takes in the drilling line, which is in turn connected to the drill stem at the top of the derrick. The drawworks also plays an important role in keeping the weight on the drill bit at a desired level. This task is particularly challenging on offshore drilling rigs, which are subject to wave motion. To address this, NOV has introduced the Active Heave Drilling ("AHD") Drawworks. The AHD Drawworks uses computer-controlled motors to compensate for the motion experienced in offshore drilling operations.

Cranes. NOV provides a comprehensive range of crane solutions, with purpose-built products for all segments of the oil and gas industry as well as many other markets. The Company encompasses a broad collection of brand names with international recognition, and includes a large staff of engineers specializing in the design of cranes and related equipment. The product range extends from small cargo-handling cranes to the world's largest marine cranes. In all, the Company provides over twenty crane product lines that include standard model configurations as well as custom-engineered and specialty cranes.

Motion Compensation Systems. Traditionally, motion compensation equipment is located on top of the drilling rig and serves to stabilize the bit on the bottom of the hole, increasing drilling effectiveness of floating offshore rigs by compensating for wave and wind action. The AHD Drawworks, discussed above, was introduced to eliminate weight and improve safety, removing the compensator from the top of the rig and integrating it into the drawworks system. In addition to the AHD Drawworks, NOV has introduced an Active Heave Compensation ("AHC") System that goes beyond the capabilities of the AHD Drawworks to handle the most severe weather. Additionally, NOV tensioning systems provide continuous axial tension to the marine riser pipe (larger diameter pipe which connects floating drilling rigs to the well on the ocean floor) and guide lines on floating drilling rigs, tension leg platforms and jack-up drilling rigs.

Blowout Preventers. BOPs are devices used to seal the space ("annulus") between the drill pipe and the borehole to prevent blowouts (uncontrolled flows of formation fluids and gases to the surface). The Rig Technology group manufactures a wide array of BOPs used in various situations. Ram and annular BOPs are back-up devices that are activated only if other techniques for controlling pressure in the wellbore are inadequate. When closed, these devices prevent normal rig operations. Ram BOPs seal the wellbore by hydraulically closing rams (thick heavy blocks of steel) against each other across the wellbore. Specially designed packers seal around specific sizes of pipe in the wellbore, shear pipe in the wellbore or close off an open hole. Annular BOPs seal the wellbore by hydraulically closing a rubber packing unit around the drill pipe or kelly or by sealing against itself if nothing is in the hole. NOV's Pressure Control While Drilling ("PCWD") ® BOP, introduced in 1995, allows operators to drill at pressures up to 2,000 psi without interrupting normal operations, and can act as a normal spherical BOP at pressures up to 5,000 psi.

In 1998, NOV introduced the NXT® ram type BOP which eliminates door bolts, providing significant weight, rig-time, and space savings. Its unique features make subsea operation more efficient through faster ram configuration changes without tripping the BOP stack. In 2004, NOV introduced the LXT, which features many of the design elements of the NXT, but is targeted at the land market. In 2005, the Company began commercializing technology related to a continuous circulation device. This device enables drilling contractors to make and break drill pipe connections without stopping the circulation of drilling fluids, which helps increase drilling efficiency.

Derricks and Substructures. Drilling activities are carried out from a drilling rig. A drilling rig consists of one or two derricks; the substructure that supports the derrick(s); and the rig package, which consists of the various pieces of equipment discussed above. The Rig Technology segment designs, fabricates and services derricks used in both onshore and offshore applications, and substructures used in onshore applications. The Rig Technology group also works with shipyards in the fabrication of substructures for offshore drilling rigs.

Instrumentation. The Company's Instrumentation business provides drilling rig operators real time measurement and monitoring of critical parameters required to improve rig safety and efficiency. In 1999, the Company introduced its RigSense ® Wellsite Information System, which combines leading hardware and software technologies into an integrated drilling rig package. Access of drilling data is provided to offsite locations, enabling company personnel to monitor drilling operations from an office environment, through a secure link. Systems are both sold and rented, and are comprised of hazardous area sensors placed throughout the rig to measure critical drilling parameters; all networked back to a central command station for review, recording and interpretation. This allows key rig personnel to perform individual jobs more effectively. The Company has evolved from data collection to a leading drilling information provider by using state-of-the-art satellite communications to increase operational efficiencies between drilling rigs and their corporate office. The Company offers unique business integration services to directly integrate information into business applications that improves accuracy and assists drilling contractors in managing their drilling business. Reports on drilling activities and processes are now provided from the rig site as a part of the DrillSuite business solution to assist the drilling contractor in managing their business of drilling. DrillSuite allows contractors to streamline administration by eliminating manual entry of data, promotes accurate payroll processing and invoicing, and includes asset tracking and preventive maintenance management through its RigMS solution. The real time information provided also allows the Company to advance the drilling process using advanced drilling algorithms and electronic controls such as our Wildcat Auto Drilling System for better execution of the well plan, enhanced rates of penetration, reduced program costs, and improved wellbore quality. Complimenting the Company's surface solutions is a portfolio of Down-Hole Instrumentation ("DHI") products for both straight-hole and directional markets. Key advancements in this area include the introduction of the Company's time saving ETotco™ Electronic Drift Recorder, which serves as an electronic equivalent to the traditional mechanical drift tool that helped to launch the Company in 1929. As a pioneer in down-hole electromagnetic ("EM") communications for MWD tools, the Company serves the market of independent directional drillers with sales and rental business models via its BlackStar ® EM MWD group. The EM advantage allows the benefits of MWD operations to be realized for drilling situations where traditional mud-pulsed communications are problematic with respect to wellbore quality.

Coiled Tubing Equipment. Coiled tubing consists of flexible steel tubing manufactured in a continuous string and spooled on a reel. It can extend several thousand feet in length and is run in and out of the wellbore at a high rate of speed by a hydraulically operated coiled tubing unit. A coiled tubing unit is typically mounted on a truck or skid (steel frames on which portable equipment is mounted to facilitate handling with cranes or flatbed trucks) and consists of a hydraulically operated tubing reel or drum, an injector head which pushes or pulls the tubing in or out of the wellbore, and various power and control systems. Coiled tubing is typically used with sophisticated pressure control equipment which permits the operator to continue to safely produce the well. The Rig Technology group manufactures and sells both coiled tubing units and the ancillary pressure control equipment used in these operations. Through its acquisition of Rolligon in late 2006, the Company enhanced its portfolio by adding additional pressure pumping and coiled tubing equipment products.

Currently, most coiled tubing units are used in well remediation and completion applications. The Company believes that advances in the manufacturing process of coiled tubing, tubing fatigue protection and the capability to manufacture larger diameter and increased wall thickness coiled tubing strings have resulted in increased uses and applications for coiled tubing products. For example, some well operators are now using coiled tubing in drilling applications such as slim hole re-entries of existing wells. NOV engineered and manufactured the first coiled tubing units built specifically for coiled tubing drilling in 1996.

Generally, the Rig Technology group supplies customers with the equipment and components necessary to use coiled tubing, which the customers typically purchase separately. The group's coiled tubing product line consists of coiled tubing units, coiled tubing pressure control equipment, pressure pumping equipment, snubbing units (which are units that force tubulars into a well when pressure is contained within the wellbore), nitrogen pumping equipment and cementing, stimulation, fracturing and blending equipment.

Wireline Equipment. NOV's wireline products include wireline drum units, which consist of a spool or drum of wireline cable, mounted in a mobile vehicle or skid, which works in conjunction with a source of power (an engine mounted in the vehicle or within a separate "power pack" skid). The wireline drum unit is used to spool wireline cable into or out of a well, in order to perform surveys inside the well, sample fluids from the bottom of the well, retrieve or replace components from inside the well, or to perform other well remediation or survey operations. The wireline used may be "slick line", which is conventional steel cable used to convey tools in or out of the well, or "electric line", which contains an imbedded single-conductor or multi-conductor electrical line which permits communication between the surface and electronic instruments attached to the end of the wireline at the bottom of the well.

Wireline units are usually used in conjunction with a variety of other pressure control equipment which permit safe access into wells while they are flowing and under pressure at the surface. The Company engineers and manufactures a broad range of pressure control equipment for wireline operations, including wireline blowout preventers, strippers, packers, lubricators and grease injection units. Additionally, the Company makes wireline rigging equipment such as mast trucks.

Facilities. The Company conducts Rig Technology manufacturing operations at major facilities in Houston, Galena Park, Sugar Land,

Conroe, Anderson, Fort Worth and Pampa, Texas; Duncan and Tulsa, Oklahoma; Orange, California; Calgary, Nisku and Edmonton, Canada; Mexicali, Mexico; Aberdeen, Scotland; Kristiansand, and Stavanger, Norway; Etten-Leur, the Netherlands; Carquefou, France; Singapore; Perth, Australia; Lanzhou and Shanghai, China; Jebel Ali, UAE; and Dehradun, India. The Rig Technology group maintains sales and service offices in most major oilfield markets, either directly or through agents.

Customers and Competition. The Rig Technology segment sells directly to drilling contractors, other rig fabricators, well servicing companies, pressure pumping companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

The products of the Rig Technology group are sold in highly competitive markets and its sales and earnings can be affected by competitive actions such as price changes, new product development, or improved availability and delivery. The group's primary competitors are Access Oil Tools; Aker Kvaerner AS; American Block; Bomco; Canrig (a division of Nabors Industries); Cavins Oil Tools; Cameron; DenCon Oil Tools; Forum Oilfield Technologies; General Electric; Hong Hua; IDM; LTI (a division of Rowan Companies); M&I Electric; Tesco Corporation; Wirth M&B GmbH; Stewart & Stevenson, Inc.; ASEP; Crown Energy Technologies; Huntings, Ltd.; Vanoil; Parveen Industries; and Weatherford International, Inc. Management believes that the principal competitive factors affecting its Rig Technology business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, breadth of product line and price.

Petroleum Services & Supplies

The Company provides a broad range of support equipment, spare parts, consumables and services through the Petroleum Services & Supplies segment. The Petroleum Services & Supplies group sells directly to drilling contractors; well servicing companies; oil and gas producers; national oil companies; tubular processors, manufacturers and distributors; oilfield distributors; and pipeline operators. The Petroleum Services & Supplies group provides a variety of tubular services, composite tubing, and coiled tubing to oil and gas producers, national oil companies, drilling contractors, well servicing companies, pipeline operators, and tubular processors, manufacturers and distributors. These include inspection and reclamation services for drill pipe, casing, production tubing, sucker rods and line pipe at drilling and workover rig locations, at yards owned by its customers, at steel mills and processing facilities that manufacture tubular goods, and at facilities which it owns. The group also provides internal coating of tubular goods at several coating plants worldwide and through licensees in certain locations. Additionally, the Company designs, manufactures and sells high pressure fiberglass and composite tubulars for use in corrosive applications and coiled tubing for use in well servicing applications.

The Company's customers rely on tubular inspection services to avoid failure of tubing, casing, flowlines, pipelines and drill pipe. Such tubular failures are expensive and in some cases catastrophic. The Company's customers rely on internal coatings of tubular goods to prolong the useful lives of tubulars and to increase the volumetric throughput of in-service tubular goods. The Company's customers sometimes use fiberglass or composite tubulars in lieu of conventional steel tubulars, due to the corrosion-resistant properties of fiberglass and other composite materials. Tubular inspection and coating services are used most frequently in operations in high-temperature, deep, corrosive oil and gas environments. In selecting a provider of tubular inspection and tubular coating services, oil and gas operators consider such factors as reputation, experience, technology of products offered, reliability and price.

The Company's Petroleum Services & Supplies group also provides products and services that are used in the course of drilling oil and gas wells. The Downhole Tools business sells and rents drilling motors and specialized downhole tools that are incorporated into the drill stem during drilling operations ("Downhole Tools"), and are also used during fishing, well intervention, re-entry, and well completion operations. The Solids Control business is engaged in the provision of highly-engineered equipment, products and services which separate and manage drill cuttings produced by the drilling process ("Solids Control"). Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally sound manner. Additionally, efficient separation of drill cuttings enables the re-use of often costly drilling fluids. The Pumps & Expendables business provides centrifugal, reciprocating, and progressing cavity pumps and pump expendables ("Pumps & Expendables") into the global oil and gas and industrial markets.

Tubular Coating. The Company develops, manufactures and applies its proprietary tubular coatings, known as Tube-Kote® coatings, to new and used tubulars. Tubular coatings help prevent corrosion of tubulars by providing a tough plastic shield to isolate steel from corrosive oilfield fluids such as CO_2, H_2S and brine. Delaying or preventing corrosion extends the life of existing tubulars, reduces the frequency of well remediation and reduces expensive interruptions in production. In addition, coatings are designed to increase the fluid flow rate through tubulars by decreasing or eliminating paraffin and scale build-up, which can reduce or block oil flow in producing wells. The smooth inner surfaces of coated tubulars often increase the fluid through-put on certain high-rate oil and gas wells by reducing friction and turbulence. The Company's reputation for supplying quality internal coatings is an important factor in its business, since the failure of coatings can lead to expensive production delays and premature tubular failure. In 2005, NOV created a 60%-owned joint venture in China with the Huabei Petroleum Administration Bureau, which coats Chinese produced drill pipe using NOV's proprietary coatings. In 2007, the joint venture opened a second coating plant in Jiangyin City, China.

Tubular Inspection. Newly manufactured pipe sometimes contains serious defects that are not detected at the mill. In addition, pipe can be damaged in transit and during handling prior to use at the well site. As a result, exploration and production companies often have new tubulars inspected before they are placed in service to reduce the risk of tubular failures during drilling, completion, or production of oil and gas wells. Used tubulars are inspected by the Company to detect service-induced flaws after the tubulars are removed from operation. Used drill pipe and used tubing inspection programs allow operators to replace defective lengths, thereby prolonging the life of the remaining pipe and saving the customer the cost of unnecessary tubular replacements and expenses related to tubular failures.

Tubular inspection services employ all major non-destructive inspection techniques, including electromagnetic, ultrasonic, magnetic flux leakage and gamma ray. These inspection services are provided both by mobile units which work at the wellhead as used tubing is removed from a well, and at fixed site tubular inspection locations. The group provides an ultrasonic inspection service for detecting potential fatigue cracks in the end area of used drill pipe, the portion of the pipe that traditionally has been the most difficult to inspect. Tubular inspection facilities also offer a wide range of related services, such as API thread inspection, ring and plug gauging, and a complete line of reclamation services necessary to return tubulars to useful service, including tubular cleaning and straightening, hydrostatic testing and re-threading.

In addition, the Company applies hardbanding material to drill pipe, to enhance its wear characteristics and reduce downhole casing wear as a result of the drilling process. In 2002, the Company introduced its proprietary line of hardbanding material, TCS — 8000 ä. The group also cleans, straightens, inspects and coats sucker rods at 11 facilities throughout the Western Hemisphere. Additionally, new sucker rods are inspected before they are placed into service, to avoid premature failure, which can cause the oil well operator to have to pull and replace the sucker rod.

Mill Systems and Sales. The Company engineers and fabricates inspection equipment for steel mills, which it sells and rents. The equipment is used for quality control purposes to detect defects in the pipe during the high-speed manufacturing process. Each piece of mill inspection equipment is designed to customer specifications and is installed and serviced by the Company.

Drill Pipe Products. The Company manufactures and sells a variety of drill stem products used for the drilling of oil and gas wells. The principal products sold by this segment are: (1) drill pipe, (2) drill collars and heavyweight drill pipe and (3) drill stem accessories including tool joints. Drill pipe is the principal tool, other than the rig, required for the drilling of an oil or gas well. Its primary purpose is to connect the above-surface drilling rig to the drill bit. A drilling rig will typically have an inventory of 10,000 to 30,000 feet of drill pipe depending on the size and service requirements of the rig. Joints of drill pipe are connected to each other with a welded-on tool joint to form what is commonly referred to as the drill string or drill stem.

When a drilling rig is operating, motors mounted on the rig rotate the drill pipe and drill bit. In addition to connecting the drilling rig to the drill bit, drill pipe provides a mechanism to steer the drill bit and serves as a conduit for drilling fluids and cuttings. Drill pipe is a capital good that can be used for the drilling of multiple wells. Once a well is completed, the drill pipe may be used again in drilling another well until the drill pipe becomes damaged or wears out.

In recent years, the depth and complexity of the wells our customers drill, as well as the specifications and requirements of the drill pipe they purchase, have substantially increased. A majority of the drill pipe we sell is required to meet specifications exceeding minimum American Petroleum Institute (API) standards. We offer a broad line of premium drilling products designed for the offshore, international and domestic drilling markets. Our premium drilling products include our proprietary lines of XT® and TurboTorqueTM connections and 5 7/8-inch drill pipe that delivers hydraulic performance superior to standard 5 1/2-inch drill pipe and weight benefits superior to standard 6 5/8-inch drill pipe.

Drill collars are used in the drilling process to place weight on the drill bit for better control and penetration. Drill collars are located directly above the drill bit and are manufactured from a solid steel bar to provide necessary weight.

Heavyweight drill pipe is a thick-walled seamless tubular product that is less rigid than a drill collar. Heavyweight drill pipe provides a gradual transition between the heavier drill collar and the lighter drill pipe.

We also provide subs, pup joints (short and odd-sized tubular products) and other drill stem accessories. These products all perform special functions within the drill string as part of the drilling process.

IntelliServ. The Company provides well-site data transmission services. IntelliServ's core product, "The IntelliServ® Network", was commercialized in February 2006 and incorporates various proprietary mechanical and electrical components into our premium drilling tubulars to allow bi-directional data transfer via the drill string. This network functions at speeds several orders of magnitude higher than current mud pulse and electromagnetic transmission systems and will potentially deliver significant improvements in drilling efficiency and well placement. IntelliServ began its commercial operations in last quarter of 2006 and offers its products and services on a rental basis to oil and gas operators.

Voest-Alpine Tubulars (VAT). VAT is a joint venture between the Company and the Austrian based Voestalpine Group. We have a 50.01% investment in the joint venture which is located in Kindberg, Austria. VAT owns a tubular mill with an annual capacity of approximately 380,000 metric tons and is the primary supplier of green tubes for our U.S. based production. In addition to producing green tubes, VAT produces seamless tubular products for the OCTG market and non-OCTG products used in the automotive, petrochemical, construction, mining, tunneling and transportation industries.

Fiberglass & Composite Tubulars. When compared to conventional carbon steel and even corrosion-resistant alloys, resin-impregnated fiberglass and other modern plastic composites often exhibit superior resistance to corrosion. Some producers manage the corrosive fluids sometimes found in oil and gas fields by utilizing composite or fiberglass tubing, casing and line pipe in the operations of their fields. In 1997, the Company acquired Fiber Glass Systems, a leading provider of high pressure fiberglass tubulars used in oilfield applications, to further serve the tubular corrosion prevention needs of its customers. Fiber Glass Systems has manufactured fiberglass pipe since 1968 under the name "Star ®," and was the first manufacturer of high-pressure fiberglass pipe to be licensed by the API in 1992. Through acquisitions and investments in technologies, the Company has extended its fiberglass and composite tubing offering into industrial and marine applications, in addition to its oilfield market.

Coiled Tubing. Coiled tubing provides a number of significant functional advantages over the principal alternatives of conventional drill pipe and workover pipe. Coiled tubing allows faster "tripping," since the coiled tubing can be reeled quickly on and off a drum and in and out of a wellbore. In addition, the small size of the coiled tubing unit compared to an average workover rig or drilling rig reduces preparation time at the well site. Coiled tubing permits a variety of workover and other operations to be performed without having to pull the existing production tubing from the well and allows ease of operation in horizontal or highly deviated wells. Thus, operations using coiled tubing can be performed much more quickly and, in many instances, at a significantly lower cost. Finally, use of coiled tubing generally allows continuous production of the well, eliminating the need to temporarily stop the flow of hydrocarbons. As a result, the economics of a workover are improved because the well can continue to produce hydrocarbons and thus produce revenues while the well treatments are occurring. Continuous production also reduces the risk of formation damage which can occur when the flow of fluids is stopped or isolated. Under normal operating conditions, the coiled tubing string must be replaced every three to four months. NOV designs, manufactures, and sells coiled tubing under the Quality Tubing brand name at its mill in Houston, Texas.

Downhole Tools. The Company designs, manufacturers and services a wide array of downhole motors used in straight hole, directional, slim hole, and coiled tubing drilling applications. These motors are sold or leased under the brand names Trudrill TM , Vector TM , BlackMax ® , and Prescott TM . This business also maintains a wide variety of motor power sections, including its proprietary rotors and stators marketed under the brand name Mono/Monoflo, which it incorporates into its own motors and also sells to third parties. Downhole drilling motors utilize hydraulic horsepower from the drilling fluid pumped down the drill stem to develop torque at the bit. Motors are capable of achieving higher rotary velocities than can generally be achieved using conventional surface rotary equipment. Motors are often used in conjunction with high speed PDC bits to improve rates of penetration.

The Downhole Tools group also manufactures and sells drilling jars and fishing tools, which are marketed under the GriffithTM and Bowen ® brand names. Drilling jars are placed in the drill string, where they can be used to generate a sudden, jarring motion to free the drill string should it become stuck in the wellbore during the drilling process. This jarring motion is generated using hydraulic and/or mechanical force provided at the surface. In the event that a portion of the drill string becomes stuck and cannot be jarred loose, fishing tools are run into the wellbore on the end of the drill string to retrieve the portion that is stuck.

NOV acquired NQL Energy Services, Inc. ("NQL") in late 2006 for approximately $300 million in cash. NQL manufactures, leases, sells and services downhole tools — including drilling motors, jars, shock tools, reamers, and EM-MWD systems — in 23 locations across seven countries. NOV acquired the assets of Gammaloy Holdings, L.P. in 2007. Gammaloy™ manufactures, sells and rents non-magnetic drill collars and other related products. Through the acquisition of Grant Prideco in 2008, NOV designs, manufactures and rents the Andergauge brand of downhole tools, which includes variable gauge stabilizers, hydraulically and mechanically actuated under-reamers, and downhole vibration tools. These transactions have expanded NOV's downhole tools portfolio and increased exposure to directional drilling services.

Pumps & Expendables. The Company's Pumps & Expendables business designs, manufactures, and sells pumps that are used in oil and gas drilling operations and production applications. These pumps include reciprocating, centrifugal, and progressive cavity pumps. (High pressure mud pumps are sold within the Rig Technology segment.) These pumps are sold as individual units and unitized packages with drivers, controls and piping. This group also manufactures fluid end expendables (liners, valves, pistons, and plungers) fluid end modules, and a complete line of dies and inserts for pipe handling. The group offers popular industry brand names like Wheatley, Gaso, and Omega reciprocating pumps, acquired in 2000; Halco Centrifugal Pumps, acquired in 2002; Petroleum Expendable Products (PEP), acquired in 1997; and Phoenix Energy Products, acquired in 1998.

The group also manufactures a line of commodity and high end valves and chokes used in both production and drilling applications. Additionally these products are used in the fabrication of choke and kill manifolds as well as standpipe manifolds. The group manufactures its pump products in Houston, Odessa and Marble Falls, Texas; Tulsa and McAlester, Oklahoma; Scott, Louisiana; Manchester, England; Melbourne, Australia; and Buenos Aires, Argentina.

Bit Products. Our Bit Products segment's products and services are comprised primarily of the operations of ReedHycalog. This segment is a leading global designer, manufacturer and distributor of drill bits, hole-opening or hole enlarging tools, coring services and other related technology to the oil and gas industry. This segment also services its customer base through a technical sales and marketing network in virtually every significant oil and gas-producing region in the world. The drill bit market consists of two product types: fixed-cutter bits and roller-cone bits. We manufacture and sell both product types on a global basis.

We provide fixed-cutter bit types and technology under various brand names including TReX®, Raptorä, SystemMatchedä, Rotary Steerable and many others. One of our most significant drill bit innovations is our TReX and Raptor cutter technology, which significantly increases abrasion resistance (wear life) without sacrificing impact resistance (toughness). This technology provides a diamond surface that maintains a sharp, low-wear cutting edge that produces drilling results that exceed conventional standards for PDC bit performance.

ReedHycalog has manufactured roller-cone bits since 1916 and produces roller-cone bits for a wide variety of oil and gas drilling applications. Roller-cone bits consist of three rotating cones that have cutting teeth, which penetrate the formation through a crushing action as the cones rotate in conjunction with the rotation of the drill pipe. This cutting mechanism, while less efficient than fixed-cutter bits, is more versatile in harder formations, or where the geology is changing. We manufacture roller-cone bits with milled teeth and with tungsten carbide insert teeth, which have a longer life in harder formations. We also manufacture a unique patented line of bits using a powder-metal forging technology sold under the brand TuffCutterä. We market our roller-cone products and technology globally under various brand names including RockForce™, Titan™ and TuffCutter™.

ReedHycalog Coring Services provide for the extraction of actual geological formations from a drilled well bore to allow geologists to examine the formations at the surface. One of the coring services utilized at ReedHycalog Coring Services is the Corion Express® system which allows the customer to drill and core a well without tripping pipe. Corion Express utilizes wireline retrievable drilling and coring elements which allow the system to transform from a drilling assembly to a coring assembly and also to wireline retrieve the geological core.

XL Systems. Our XL System's product line offers the customer an integrated package of large-bore tubular products and services for offshore wells. This product line includes our proprietary line of wedge thread marine connections on large-bore tubulars and related engineering and design services. We provide this product line for drive pipe, jet strings and conductor casing. We also offer weld-on connections and service personnel in connection with the installation of these products. In early 2007, we completed development of our new high-strength Viper™ weld-on connector that we believe will permit us to penetrate traditional markets that do not require the enhanced performance of our proprietary wedge-thread design.

Customers and Competition. Customers for the Petroleum Services & Supplies' tubular services include major and independent oil and gas companies, national oil companies, drilling and workover contractors, oilfield equipment and product distributors and manufacturers, oilfield service companies, pipeline operators, steel mills, and other industrial companies. The Company's competitors include, among others, Ameron International Corp, EDO Corporation, ShawCor Ltd., Smith International, Inc., Frank's International, Inc., H. Rosen Engineering, GmbH; T.D. Williamson, Inc.; Baker Hughes Incorporated; Diascan; Magpie; Weatherford International Ltd.; Patterson Tubular Services; and Precision Tube (a division of Tenaris). In addition, the group competes with a number of smaller regional competitors in tubular inspection. Certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which this group operates have adopted policies or regulations that may give local nationals in these countries certain competitive advantages. Within the Company's corrosion control products, certain substitutes such as non-metallic tubulars, inhibitors, corrosion resistant alloys, cathodic protection systems, and non-metallic liner systems also compete with the Company's products. Management believes that the principal competitive factors affecting this business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, breadth of product line and price.

The primary customers for drilling services offered by the Petroleum Services & Supplies group include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in drilling services include Smith International ("SWACO"); Derrick Manufacturing Corp.; Fluid Systems; Oil Tools Pte. Ltd; Peak Energy Services, Ltd.; Petron Industries, Inc.; Epoch (a division of Nabors Industries); Pason Systems, Inc.; Robbins & Myers; Kem-Tron, Inc.; Double Life Corporation, Inc.; Oteco, Inc.; Southwest Oilfield Products; Forum Oilfield Technologies; P-Quip Oilfield Products; and a number of regional competitors. The Petroleum Services & Supplies group sells drilling services into highly competitive markets. Management believes that on-site service is becoming an increasingly important competitive element in this market, and that the principal competitive factors affecting the business are performance, quality, reputation, customer service, product availability and technology, breadth of product line and price.

Distribution Services

The Distribution Services group is a market leader in the provision of supply chain management services to drilling contractors and exploration and production companies around the world. Through its network of over 200 Distribution Service Center locations worldwide, this group stocks and sells a large line of oilfield products including consumable maintenance, repair and operating supplies, valves, fittings, flanges and spare parts that are needed throughout the drilling, completion and production process. The supplies and equipment stocked by our Distribution Service Centers are customized to meet a wide variety of customer demands.

Distribution's supply chain solutions for customers that choose to outsource the functions of procurement, inventory & warehouse management, logistics, business process, and performance metrics reporting generate a quarter of this group's revenues. In this solution offering, they leverage the flexible infrastructure of their SAP™ ERP system to streamline the acquisition process from requisition to procurement to payment, by digitally managing approval routing & workflow, and by providing robust reporting functionality.

NOV RigStore™ is a cutting-edge industry value offering by the Distribution Services group whereby they provide the installation, staffing and management of supply stores on offshore drilling rigs. With the NOV RigStore™ business model, Distribution Services installs its own ERP system onboard in order to access and leverage Distribution's global inventory, hundreds of support locations, and thousands of vendors across multiple product lines. This business model relieves the average offshore drilling rig's balance sheet by providing improved accounting of these expense items, lower capital costs, extended payment on part of the driller until the item is actually issued from the onboard supply store, and removed risk of ownership from the customer. Whether it is a smaller, new drilling contractor or larger, established drilling company the benefits of effective supply chain management and reduced total cost of ownership are substantial.

Distribution Services also now provides unique one-stop-shop value propositions in the Exploration and Production market in key areas of artificial lift, measurement & controls, valving & actuation, and flow optimization. Through focused effort, they have built expertise in providing applications engineering, systems & parts integration, optimization solutions, and after-sales service & support in the aforementioned areas. Distribution Services is rapidly diversifying by adding new artificial lift technologies, as well as measurement & controls competencies to become the biggest global provider of equipment and services in the E&P space.

Approximately 70% of the Distribution Services group's sales in 2008 were in the United States and Canada. The remainder comes from key international markets in Latin America, the North Sea, Middle East, Africa and the Far East. The Distribution Services group has now expanded into oilfields in over 20 countries.

The group works to strategically increase its revenue and enhance its alliances with customers by continuous expansion of product and service solutions and creation of differentiating value propositions. Additionally the group leverages its extensive purchasing power to reduce the cost of the goods. The group is strategically expanding its sourcing network into low cost countries globally.

Customers and Competition. The primary customers for Distribution Services include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in Distribution Services include Wilson Supply (a division of Smith International), CE Franklin, McJunkin Red Man, and a number of regional competitors.

2008 Acquisitions and Other Investments

In 2008, the Company made the following acquisitions and outside investments:

Acquisition	Form	Operating Segment	Date of Transaction
Die Company, Inc.	Asset	Petroleum Services & Supplies	February 2008
Welch Power Source, L.L.C.	Stock	Petroleum Services & Supplies	February 2008
Hendershot Tool Company	Stock	Petroleum Services & Supplies	March 2008
Grant Prideco, Inc.	Stock	Petroleum Services & Supplies	April 2008
NOV Fabtech	Joint Venture	Rig Technology	April 2008
CKS	Asset	Petroleum Services & Supplies	April 2008
Bear Pump & Equipment, Ltd.	Asset	Petroleum Services & Supplies	August 2008
Kem-Tron Technologies, Inc.	Asset	Petroleum Services & Supplies	October 2008
Sakhalin Outfitters LLC	Stock	Distribution Services	December 2008
Mid-South Machine, Inc.	Stock	Petroleum Services & Supplies	December 2008

Excluding the Grant Prideco acquisition, the Company paid an aggregate purchase price of $171.7 million, net of cash acquired, ($170.7 million in cash and $ 1.0 million of notes payable) for acquisitions and outside investments in 2008. For the Grant Prideco acquisition, the Company paid an aggregate of $7,198.6 million consisting of $4,135.3 million in stock (56.9 million shares), $2,837.0 million in cash, net of cash acquired and $55.4 million of stock options assumed. See Note 3 of the Notes to the Consolidated Financial Statements for information regarding the Grant Prideco acquisition.

Seasonal Nature of the Company's Business

Historically, the level of some of the Company's businesses has followed seasonal trends to some degree. In general the Rig Technology group has not experienced significant seasonal fluctuation although orders for new equipment may be modestly affected by holiday schedules. There can be no guarantee that seasonal effects will not influence future sales in this segment.

In Canada, the Petroleum Services & Supplies segment has typically realized high first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In past years, certain Canadian businesses within Petroleum Services & Supplies and Distribution Services have declined during the second quarter due to warming weather conditions which resulted in thawing, softer ground, difficulty accessing drill sites, and road bans that curtailed drilling activity ("Canadian Breakup"). However, these businesses have typically rebounded in the third and fourth quarter. Petroleum Services & Supplies activity in both the U.S. and Canada sometimes increases during the third quarter and then peaks in the fourth quarter as operators spend the remaining drilling and/or production capital budgets for that year. Petroleum Services & Supplies revenues in the Rocky Mountain region sometimes decline in the late fourth quarter or early first quarter due to harsh winter weather. The segment's fiberglass and composite tubulars business in China has typically declined in the first quarter due to the impact of weather on manufacturing and installation operations, and due to business slow downs associated with the Chinese New Year.

The Company anticipates that the seasonal trends described above will continue. However, there can be no guarantee that spending by the Company's customers will continue to follow patterns seen in the past or that spending by other customers will remain the same as in prior years.

Marketing & Distribution Network

Substantially all of our Rig Technology capital equipment and spare parts sales, and a large portion of our smaller pumps and parts sales, are made through our direct sales force and distribution service centers. Sales to foreign oil companies are often made with or through agent or representative arrangements. Products within our Petroleum Service & Supplies segment are rented and sold worldwide through our own sales force and through commissioned representatives. Distribution Services sales are made directly through our network of distribution service centers.

The Rig Technology segment's customers include drilling contractors, shipyards and other rig fabricators, well servicing companies, pressure pumpers, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity. Rig Technology purchases can represent significant capital expenditures, and are often sold as part of a rig fabrication or major rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related product and services providers, such as rig fabrication yards and rig design firms. The Petroleum Services & Supplies group's customers for tubular services include major and independent oil and gas companies, national oil companies, oilfield equipment and product distributors and manufacturers, drilling and workover contractors, oilfield service companies, pressure pumpers, pipeline operators, pipe mills, manufacturers and processors, and other industrial companies. Certain tubular inspection and tubular coating products and services often are incorporated as a part of a tubular package sold by tubular supply stores to end users. The Company primarily has direct operations in the international marketplace, but operates through agents in certain markets.

The Petroleum Services & Supplies group's customers for drilling services are predominantly major and independent oil and gas companies, national oil companies, drilling contractors, well servicing companies, providers of drilling fluids, and other oilfield service companies. This group operates sales and distribution facilities at strategic locations worldwide to service areas with high drilling activity. Strategically located service and engineering facilities provide specialty repair and maintenance services to customers. Sales of capital equipment are sometimes made through rig fabricators, and often are bid as part of a rig fabrication package or rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related service providers.

Distribution Services sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

The Company's foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East, Africa and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including foreign currency exchange risks and uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has not experienced any significant problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, there can be no assurance that such a problem will not arise in the future. See Note 15 of the Notes to the Consolidated Financial Statements for information regarding geographic revenue information.

Research and New Product Development and Intellectual Property

The Company believes that it has been a leader in the development of new technology and equipment to enhance the safety and productivity of drilling and well servicing processes and that its sales and earnings have been dependent, in part, upon the successful introduction of new or improved products. Through its internal development programs and certain acquisitions, the Company has assembled an extensive array of technologies protected by a substantial number of trade and service marks, patents, trade secrets, and other proprietary rights.

As of December 31, 2008, the Company held a substantial number of United States patents and had several patent applications pending. Expiration dates of such patents range from 2009 to 2027. As of this date, the Company also had foreign patents and patent applications pending relating to inventions covered by the United States patents. Additionally, the Company maintains a substantial number of trade and service marks and maintains a number of trade secrets.

Although the Company believes that this intellectual property has value, competitive products with different designs have been successfully developed and marketed by others. The Company considers the quality and timely delivery of its products, the service it provides to its customers and the technical knowledge and skills of its personnel to be as important as its intellectual property in its ability to compete. While the Company stresses the importance of its research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new products are such that there can be no assurance that the Company will realize future revenues from new products.

Engineering and Manufacturing

The manufacturing processes for the Company's products generally consist of machining, welding and fabrication, heat treating, assembly of manufactured and purchased components and testing. Most equipment is manufactured primarily from alloy steel, and the availability and price of alloy steel castings, forgings, purchased components and bar stock is critical to the production and timing of shipments. Primary manufacturing facilities for the Rig Technology segment are located in Houston, Galena Park, Sugar Land, Conroe, Anderson, Fort Worth and Pampa, Texas; Duncan and Tulsa, Oklahoma; Orange, California; Calgary, Nisku and Edmonton, Canada; Mexicali, Mexico; Aberdeen, Scotland; Kristiansand, and Stavanger, Norway; Etten-Leur, the Netherlands; Carquefou, France; Singapore; Perth, Australia; Lanzhou and Shanghai, China; Jebel Ali, UAE; and Dehradun, India.

The Company's Petroleum Services & Supplies segment manufactures or assembles the equipment and products which it rents and sells to customers, and which it uses in providing services. Downhole tools are manufactured at facilities in Houston, Texas; Nisku and Edmonton, Alberta; Manchester and Poole England; Jebel Ali, UAE; and Singapore. Drill Bits are manufactured at facilities in Conroe, Texas; Stonehouse, U.K; and Jurong, Singapore. Drill Stem technology development and drill pipe are manufactured at facilities in Navasota, Texas; Veracruz, Mexico; Turin, Italy; Jurong, Singapore; and Baimi Town, Jiangyan and Jiangsu, China facilities. Solids control equipment and screens are manufactured at facilities in Houston and Conroe, Texas; New Iberia, Louisiana; Aberdeen, Scotland; Nisku, Canada; Trinidad; Shah Alum and Puncak Alam, Malaysia and Macae, Brazil. Instrumentation equipment is manufactured at Cedar Park and Houston, Texas facilities. Pumps are manufactured at facilities in Houston, Odessa and Marble Falls, Texas; McAlester and Tulsa, Oklahoma; Manchester, England; Melbourne, Australia; and Buenos Aires, Argentina. The IntelliServ Group manufactures or assembles equipment in Provo, Utah.

The group manufactures tubular inspection equipment and tools at its Houston, Texas facility for resale, and renovates and repairs equipment at its manufacturing facilities in Houston, Texas; Celle, Germany; Nisku, Canada; and Aberdeen, Scotland. Fiberglass and composite tubulars and fittings are manufactured at facilities in San Antonio and Big Spring, Texas; Little Rock, Arkansas; Tulsa, Oklahoma; Wichita, Kansas; and Harbin and Suzhou, China facilities, while tubular coatings are manufactured in its Houston, Texas facility, or through restricted sale agreements with third party manufacturers. Certain of the Company's manufacturing facilities and certain of the Company's products have various certifications, including, ISO 9001, API, APEX and ASME.

Raw Materials

The Company believes that materials and components used in its servicing and manufacturing operations and purchased for sales are generally available from multiple sources. The prices paid by the Company for its raw materials may be affected by, among other things, energy, steel and other commodity prices; tariffs and duties on imported materials; and foreign currency exchange rates. The Company experienced higher steel prices and greater difficulty securing necessary steel supplies in 2004 and 2005 than it experienced during the preceding several years. In 2006 and 2007, the price for mild steel and standard grades stabilized while specialty alloy prices continued to rise driven primarily by escalation in the price of the alloying agents. However, toward the end of 2007, the Company began to see price escalations in all grades of steel that continued into 2008. During 2008, steel prices stabilized and the Company began to experience some declines in steel prices late in the year. The Company has generally been successful in its effort to mitigate the financial impact of higher raw materials costs on its operations by applying surcharges to and adjusting prices on the products it sells. Furthermore, NOV continued to expand its supply base in 2006, 2007 and 2008 throughout the world to address our customers' needs. Higher prices and lower availability of steel and other raw material the Company uses in its business may adversely impact future periods.

Backlog

The Company monitors its backlog of orders within its Rig Technology segment to guide its planning. Backlog includes orders greater than $250,000 for most items and orders for wireline units in excess of $75,000, and which require more than three months to manufacture and deliver.

Backlog measurements are made on the basis of written orders which are firm, but may be defaulted upon by the customer in some instances. Most require reimbursement to the Company for costs incurred in such an event. There can be no assurance that the backlog amounts will ultimately be realized as revenue, or that the Company will earn a profit on backlog work. Our backlog for equipment at December 31, 2008, 2007 and 2006 was $11.1 billion, $9.0 billion and $6.0 billion, respectively.

Employees

At December 31, 2008, the Company had a total of 40,205 employees, of which 5,118 were temporary employees. Approximately 179 employees in the Company's fiberglass tubulars plant in Little Rock, Arkansas, and 140 employees of the Company's downhole tools product line, are subject to collective bargaining agreements. Additionally, certain of the Company's employees in various foreign locations are subject to collective bargaining agreements.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, in addition to other information contained or incorporated by reference herein. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are dependent upon the level of activity in the oil and gas industry, which is volatile.

The oil and gas industry historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions, capital expenditures of other oilfield service companies and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital equipment will continue to be influenced by numerous factors over which we have no control, including:

- the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;
- level of production from known reserves;
- cost of exploring for and producing oil and gas;
- level of drilling activity and drilling rig dayrates;
- worldwide economic activity;
- national government political requirements;
- development of alternate energy sources; and
- environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors, well servicing companies, or production companies or in drilling or well servicing rig utilization rates, then demand for the products and services of the Company will decline.

Volatile oil and gas prices affect demand for our products.

Oil and gas prices have been volatile since 1972. In general, oil prices approximated $18-22 per barrel from 1991 through 1997, experienced a decline into the low teens in 1998 and 1999, and have generally ranged between $25-100 per barrel since 2000. In 2008, oil prices were extremely volatile - oil prices rose to $147 per barrel in July 2008 only to fall into the $35-$45 per barrel range in December 2008. Spot gas prices generally ranged between $1.80-2.60 per mmbtu of gas from 1991 through 1999, then experienced severe spikes into the $10 range in 2001 and 2003. Absent occasional spikes and dips due to imbalances in supply and demand, prices have generally ranged between $4.50-12.00 per mmbtu during the last two years. In 2008, spot gas prices continued to be extremely volatile.

Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Oil and gas prices, which are determined by the marketplace, may fall below a range that is acceptable to our customers, which could reduce demand for our products.

Worldwide Financial and Credit Crisis Could Have a Negative Effect on Our Operating Results and Financial Condition.

Recent events have paralyzed credit markets and sparked a serious global banking crisis. Most economists foresee a slow and uncertain recovery of credit markets, given the current global recession. The slowdown in worldwide economic activity caused by the global recession has reduced demand for energy and resulted in lower oil and natural gas prices. Any prolonged reduction in oil and natural gas prices will reduce oil and natural gas drilling activity and result in a corresponding decline in the demand for our products and services, which could adversely impact our operating results and financial condition.

Furthermore, many of our customers access the credit markets to finance their oil and natural gas drilling activity. If the recent crisis and recession reduce the availability of credit to our customers, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Any such reduction in spending by our customers could adversely impact our operating results and financial condition.

There are risks associated with certain contracts for our drilling equipment.

As of December 31, 2008, we had a backlog of approximately $11.1 billion of drilling equipment to be manufactured, assembled, tested and delivered by our Rig Technology group. The following factors, in addition to others not listed, could reduce our margins on these contracts, adversely affect our position in the market or subject us to contractual penalties:

- our failure to adequately estimate costs for making this drilling equipment;
- our inability to deliver equipment that meets contracted technical requirements;
- our inability to maintain our quality standards during the design and manufacturing process;
- our inability to secure parts made by third party vendors at reasonable costs and within required timeframes;
- unexpected increases in the costs of raw materials; and
- our inability to manage unexpected delays due to weather, shipyard access, labor shortages or other factors beyond our control.

The Company's existing contracts for rig equipment carry significant down payment and progress billing terms favorable to the ultimate completion of these projects and generally do not allow customers to cancel projects for convenience. However, unfavorable market conditions or financial difficulties experienced by our customers may result in cancellation of contracts or the delay or abandonment of projects.

Any such developments could have a material adverse effect on our operating results and financial condition.

Competition in our industry could ultimately lead to lower revenues and earnings.

The oilfield products and services industry is highly competitive. We compete with national, regional and foreign competitors in each of our current major product lines. Certain of these competitors may have greater financial, technical, manufacturing and marketing resources than us, and may be in a better competitive position. The following competitive actions can each affect our revenues and earnings:

- price changes;
- new product and technology introductions; and
- improvements in availability and delivery.

In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which we operate have adopted policies or regulations which may give local nationals in these countries competitive advantages. Competition in our industry could lead to lower revenues and earnings.

We have aggressively expanded our businesses and intend to maintain an aggressive growth strategy.

We have aggressively expanded and grown our businesses during the past several years, through acquisitions and investment in internal growth. We anticipate that we will continue to pursue an aggressive growth strategy but we cannot assure you that attractive acquisitions will be available to us at reasonable prices or at all. In addition, we cannot assure you that we will successfully integrate the operations and assets of any acquired business with our own or that our management will be able to manage effectively the increased size of the Company or operate any new lines of business. Any inability on the part of management to integrate and manage acquired businesses and their assumed liabilities could adversely affect our business and financial performance. In addition, we may need to incur substantial indebtedness to finance future acquisitions. We cannot assure you that we will be able to obtain this financing on terms acceptable to us or at all. Future acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income for the Company, any of which could cause our business to suffer.

Our operating results have fluctuated during recent years and these fluctuations may continue.

We have experienced fluctuations in quarterly operating results in the past. We cannot assure that we will realize earnings growth or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors' expectations. The following factors, in addition to others not listed, may affect our quarterly operating results in the future:

- fluctuations in the oil and gas industry;
- competition;
- the ability to service the debt obligations of the Company;
- the ability to identify strategic acquisitions at reasonable prices;
- the ability to manage and control operating costs of the Company;
- fluctuations in political and economic conditions in the United States and abroad; and
- the ability to protect our intellectual property rights.

There are risks associated with our presence in international markets, including political or economic instability, currency restrictions, and trade and economic sanctions.

Approximately 66% of our revenues in 2008 were derived from operations outside the United States (based on revenue destination). Our foreign operations include significant operations in Canada, Europe, the Middle East, Africa, Southeast Asia, South America and other international markets. Our revenues and operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which we operate have adopted policies, or are subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between us and government-owned petroleum companies.

Our operations outside the United States could also expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. The U.S. Department of Justice ("DOJ"), the U.S. Securities and Exchange Commission and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trading sanctions laws, the Foreign Corrupt Practices Act and other federal statutes. Under trading sanctions laws, the DOJ may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs. If any of the risks described above materialize, it could adversely impact our operating results and financial condition.

We have received federal grand jury subpoenas requesting records related to our exports to and other activities in certain countries. We are cooperating fully with agents from the U.S. Department of Commerce, Bureau of Industry and Security, in responding to the subpoenas. Based on available information, we cannot predict what effect the subpoenas or any resulting government action may have on our financial position or results of operations.

The results of our operations are subject to market risk from changes in foreign currency exchange rates.

We earn revenues, pay expenses and incur liabilities in countries using currencies other than the U.S. dollar, including the Canadian dollar, the Euro, the British pound sterling and the Norwegian krone. Approximately 66% of our 2008 revenue was derived from sales outside the United States. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Thus, increases or decreases in the value of the U.S. dollar against other currencies in which our operations are conducted will affect our revenues and operating income. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. We also use derivative financial instruments to further reduce our net exposure to currency exchange fluctuations. We had forward contracts with a notional amount of $3,852.4 million (with a fair value of $2.3 million) as of December 31, 2008 to reduce the impact of foreign currency exchange rate movements. We are also subject to risks that the counterparties to these contracts fail to meet the terms of our foreign currency contracts. We cannot assure you that fluctuations in foreign currency exchange rates would not affect our financial results.

An impairment of goodwill or other indefinite lived intangible assets could reduce our earnings.

The Company has approximately $5.2 billion of goodwill and $0.8 billion of other intangible assets with indefinite lives on its consolidated balance sheet as of December 31, 2008. Generally accepted accounting principles require the Company to test goodwill and other indefinite lived intangible assets for impairment on an annual basis or whenever events or circumstances occur indicating that goodwill might be impaired. Events or circumstances which could indicate a potential impairment include (but are not limited to) a significant reduction in worldwide oil and gas prices or drilling; a significant reduction in profitability or cash flow of oil and gas companies or drilling contractors; a significant reduction in worldwide well remediation activity; a significant reduction in capital investment by other oilfield service companies; or a significant increase in worldwide inventories of oil or gas. The timing and magnitude of any goodwill impairment charge, which could be material, would depend on the timing and severity of the event or events triggering the charge and would require a high degree of management judgment. If we were to determine that any of our remaining balance of goodwill or other indefinite lived intangible assets was impaired, we would record an immediate charge to earnings with a corresponding reduction in stockholders' equity; resulting in an increase in balance sheet leverage as measured by debt to total capitalization.

See additional discussion on "Goodwill and Other Indefinite-Lived Intangible Assets" in Critical Accounting Estimates of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations. "

We could be adversely affected if we fail to comply with any of the numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our businesses.

Our businesses are subject to numerous federal, state and local laws, regulations and policies governing environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. We cannot assure you that our operations will continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to reduce or cease operations or conduct site remediation or other corrective action which could adversely impact our operations and financial condition.

Our businesses expose us to potential environmental liability.

Our businesses expose us to the risk that harmful substances may escape into the environment, which could result in:

- personal injury or loss of life;
- severe damage to or destruction of property; or
- environmental damage and suspension of operations.

Our current and past activities, as well as the activities of our former divisions and subsidiaries, could result in our facing substantial environmental, regulatory and other liabilities. These could include the costs of cleanup of contaminated sites and site closure obligations. These liabilities could also be imposed on the basis of one or more of the following theories:

- negligence;
- strict liability;
- breach of contract with customers; or
- as a result of our contractual agreement to indemnify our customers in the normal course of business, which is normally the case.

We may not have adequate insurance for potential environmental liabilities.

While we maintain liability insurance, this insurance is subject to coverage limits. In addition, certain policies do not provide coverage for damages resulting from environmental contamination. We face the following risks with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements.

GLOSSARY OF OILFIELD TERMS

(Sources: Company management; "A Dictionary for the Petroleum Industry," The University of Texas at Austin, 2001.)

API	Abbr: American Petroleum Institute
Annular Blowout Preventer	A large valve, usually installed above the ram blowout preventers, that forms a seal in the annular space between the pipe and the wellbore or, if no pipe is present, in the wellbore itself.
Annulus	The open space around pipe in a wellbore through which fluids may pass.
Automatic Pipe Handling Systems (Automatic Pipe Racker)	A device used on a drilling rig to automatically remove and insert drill stem components from and into the hole. It replaces the need for a person to be in the derrick or mast when tripping pipe into or out of the hole.
Automatic Roughneck	A large, self-contained pipe-handling machine used by drilling crew members to make up and break out tubulars. The device combines a spinning wrench, torque wrench, and backup wrenches.
Beam pump	Surface pump that raises and lowers sucker rods continually, so as to operate a downhole pump.
Bit	The cutting or boring element used in drilling oil and gas wells. The bit consists of a cutting element and a circulating element. The cutting element is steel teeth, tungsten carbide buttons, industrial diamonds, or polycrystalline diamonds (PDCs). These teeth, buttons, or diamonds penetrate and gouge or scrape the formation to remove it. The circulating element permits the passage of drilling fluid and utilizes the hydraulic force of the fluid stream to improve drilling rates. In rotary drilling, several drill collars are joined to the bottom end of the drill pipe column, and the bit is attached to the end of the drill collars. Drill collars provide weight on the bit to keep it in firm contact with the bottom of the hole. Most bits used in rotary drilling are roller cone bits, but diamond bits are also used extensively.
Blowout	An uncontrolled flow of gas, oil or other well fluids into the atmosphere. A blowout, or gusher, occurs when formation pressure exceeds the pressure applied to it by the column of drilling fluid. A kick warns of an impending blowout.
Blowout Preventer (BOP)	Series of valves installed at the wellhead while drilling to prevent the escape of pressurized fluids.
Blowout Preventer (BOP) Stack	The assembly of well-control equipment including preventers, spools, valves, and nipples connected to the top of the wellhead.
Closed Loop Drilling Systems	A solids control system in which the drilling mud is reconditioned and recycled through the drilling process on the rig itself.
Coiled Tubing	A continuous string of flexible steel tubing, often hundreds or thousands of feet long, that is wound onto a reel, often dozens of feet in diameter. The reel is an integral part of the coiled tubing unit, which consists of several devices that ensure the tubing can be safely and efficiently inserted into the well from the surface. Because tubing can be lowered into a well without having to make up joints of tubing, running coiled tubing into the well is faster and less expensive than running conventional tubing. Rapid advances in the use of coiled tubing make it a popular way in which to run tubing into and out of a well. Also called reeled tubing.
Cuttings	Fragments of rock dislodged by the bit and brought to the surface in the drilling mud. Washed and dried cutting samples are analyzed by geologist to obtain information about the formations drilled.
Directional Well	Well drilled in an orientation other than vertical in order to access broader portions of the formation.

Drawworks	The hoisting mechanism on a drilling rig. It is essentially a large winch that spools off or takes in the drilling line and thus raises or lowers the drill stem and bit.
Drill Pipe Elevator (Elevator)	On conventional rotary rigs and top-drive rigs, hinged steel devices with manual operating handles that crew members latch onto a tool joint (or a sub). Since the elevators are directly connected to the traveling block, or to the integrated traveling block in the top drive, when the driller raises or lowers the block or the top-drive unit, the drill pipe is also raised or lowered.
Drilling jars	A percussion tool operated manually or hydraulically to deliver a heavy downward blow to free a stuck drill stem.
Drilling mud	A specially compounded liquid circulated through the wellbore during rotary drilling operations.
Drilling riser	A conduit used in offshore drilling through which the drill bit and other tools are passed from the rig on the water's surface to the sea floor.
Drill stem	All members in the assembly used for rotary drilling from the swivel to the bit, including the Kelly, the drill pipe and tool joints, the drill collars, the stabilizers, and various specialty items.
Formation	A bed or deposit composed throughout of substantially the same kind of rock; often a lithologic unit. Each formation is given a name, frequently as a result of the study of the formation outcrop at the surface and sometimes based on fossils found in the formation.
Hardbanding	A special wear-resistant material often applied to tool joints to prevent abrasive wear to the area when the pipe is being rotated downhole.
Iron roughneck	A floor-mounted combination of a spinning wrench and a torque wrench. The Iron Roughneck moves into position hydraulically and eliminates the manual handling involved with suspended individual tools.
Jack-up rig	A mobile bottom-supported offshore drilling structure with columnar or open-truss legs that support the deck and hull. When positioned over the drilling site, the bottoms of the legs penetrate the seafloor.
Jar	A mechanical device placed near the top of the drill stem which allows the driller to strike a very heavy blow upward or downward on stuck pipe.
Joint	1. In drilling, a single length (from 16 feet to 45 feet, or 5 meters to 14.5 meters, depending on its range length) of drill pipe, drill collar, casing or tubing that has threaded connections at both ends. Several joints screwed together constitute a stand of pipe. 2. In pipelining, a single length (usually 40 feet-12 meters) of pipe. 3. In sucker rod pumping, a single length of sucker rod that has threaded connections at both ends.
Kelly	The heavy steel tubular device, four- or six-sided, suspended from the swivel through the rotary table and connected to the top joint of drill pipe to turn the drill stem as the rotary table returns. It has a bored passageway that permits fluid to be circulated into the drill stem and up the annulus, or vice versa. Kellys manufactured to API specifications are available only in four- or six-sided versions, are either 40 or 54 feet (12 to 16 meters) long, and have diameters as small as 2 1 /2 inches (6 centimeters) and as large as 6 inches (15 centimeters).
Kelly bushing	A special device placed around the kelly that mates with the kelly flats and fits into the master bushing of the rotary table. The kelly bushing is designed so that the kelly is free to move up or down through it. The bottom of the bushing may be shaped to fit the opening in the master bushing or it may have pins that fit into the master bushing. In either case, when the kelly bushing is inserted into the master bushing and the master bushing is turned, the kelly bushing also turns. Since the kelly bushing fits onto the kelly, the kelly turns, and since

the kelly is made up to the drill stem, the drill stem turns. Also called the drive bushing.

Kelly spinner	A pneumatically operated device mounted on top of the kelly that, when actuated, causes the kelly to turn or spin. It is useful when the kelly or a joint of pipe attached to it must be spun up, that is, rotated rapidly for being made up.
Kick	An entry of water, gas, oil, or other formation fluid into the wellbore during drilling. It occurs because the pressure exerted by the column of drilling fluid is not great enough to overcome the pressure exerted by the fluids in the formation drilled. If prompt action is not taken to control the kick, or kill the well, a blowout may occur.
Making-up	1. To assemble and join parts to form a complete unit (e.g., to make up a string of drill pipe). 2. To screw together two threaded pieces. Compare break out. 3. To mix or prepare (e.g., to make up a tank of mud). 4. To compensate for (e.g., to make up for lost time).
Manual tongs (Tongs)	The large wrenches used for turning when making up or breaking out drill pipe, casing, tubing, or other pipe; variously called casing tongs, pipe tongs, and so forth, according to the specific use. Power tongs or power wrenches are pneumatically or hydraulically operated tools that serve to spin the pipe up tight and, in some instances to apply the final makeup torque.
Master bushing	A device that fits into the rotary table to accommodate the slips and drive the kelly bushing so that the rotating motion of the rotary table can be transmitted to the kelly. Also called rotary bushing.
Motion compensation equipment	Any device (such as a bumper sub or heave compensator) that serves to maintain constant weight on the bit in spite of vertical motion of a floating offshore drilling rig.
Mud pump	A large, high-pressure reciprocating pump used to circulate the mud on a drilling rig.
Plug gauging	The mechanical process of ensuring that the inside threads on a piece of drill pipe comply with API standards.
Pressure control equipment	1. The act of preventing the entry of formation fluids into a wellbore. 2. The act of controlling high pressures encountered in a well.
Pressure pumping	Pumping fluids into a well by applying pressure at the surface.
Ram blowout preventer	A blowout preventer that uses rams to seal off pressure on a hole that is with or without pipe. Also called a ram preventer.
Ring gauging	The mechanical process of ensuring that the outside threads on a piece of drill pipe comply with API standards.
Riser	A pipe through which liquids travel upward.
Riser pipe	The pipe and special fitting used on floating offshore drilling rigs to established a seal between the top of the wellbore, which is on the ocean floor, and the drilling equipment located above the surface of the water. A riser pipe serves as a guide for the drill stem from the drilling vessel to the wellhead and as a conductor or drilling fluid from the well to the vessel. The riser consists of several sections of pipe and includes special devices to compensate for any movement of the drilling rig caused by waves. Also called marine riser pipe, riser joint.
Rotary table	The principal piece of equipment in the rotary table assembly; a turning device used to impart rotational power to the drill stem while permitting vertical movement of the pipe for rotary drilling. The master bushing fits inside the opening of the rotary table; it turns the kelly bushing, which permits vertical movement of the kelly while the stem is turning.

Rotating blowout preventer (Rotating Head) — A sealing device used to close off the annular space around the kelly in drilling with pressure at the surface, usually installed above the main blowout preventers. A rotating head makes it possible to drill ahead even when there is pressure in the annulus that the weight of the drilling fluid is not overcoming; the head prevents the well from blowing out. It is used mainly in the drilling of formations that have low permeability. The rate of penetration through such formations is usually rapid.

Safety clamps — A clamp placed very tightly around a drill collar that is suspended in the rotary table by drill collar slips. Should the slips fail, the clamp is too large to go through the opening in the rotary table and therefore prevents the drill collar string from falling into the hole. Also called drill collar clamp.

Shaker — See "Shale Shaker"

Shale shaker — A piece of drilling rig equipment that uses a vibrating screen to remove cuttings from the circulating fluid in rotary drilling operations. The size of the openings in the screen should be selected carefully to be the smallest size possible to allow 100 per cent flow of the fluid. Also called a shaker.

Slim-hole completions (Slim-hole Drilling) — Drilling in which the size of the hole is smaller than the conventional hole diameter for a given depth. This decrease in hole size enables the operator to run smaller casing, thereby lessening the cost of completion.

Slips — Wedge-shaped pieces of metal with serrated inserts (dies) or other gripping elements, such as serrated buttons, that suspend the drill pipe or drill collars in the master bushing of the rotary table when it is necessary to disconnect the drill stem from the kelly or from the top-drive unit's drive shaft. Rotary slips fit around the drill pipe and wedge against the master bushing to support the pipe. Drill collar slips fit around a drill collar and wedge against the master bushing to support the drill collar. Power slips are pneumatically or hydraulically actuated devices that allow the crew to dispense with the manual handling of slips when making a connection.

Solids — See "Cuttings"

Spinning wrench — Air-powered or hydraulically powered wrench used to spin drill pipe in making or breaking connections.

Spinning-in — The rapid turning of the drill stem when one length of pipe is being joined to another. "Spinning-out" refers to separating the pipe.

Stand — The connected joints of pipe racked in the derrick or mast when making a trip. On a rig, the usual stand is about 90 feet (about 27 meters) long (three lengths of drill pipe screwed together), or a treble.

String — The entire length of casing, tubing, sucker rods, or drill pipe run into a hole.

Sucker rod — A special steel pumping rod. Several rods screwed together make up the link between the pumping unit on the surface and the pump at the bottom of the well.

Tensioner — A system of devices installed on a floating offshore drilling rig to maintain a constant tension on the riser pipe, despite any vertical motion made by the rig. The guidelines must also be tensioned, so a separate tensioner system is provided for them.

Thermal desorption — The process of removing drilling mud from cuttings by applying heat directly to drill cuttings.

Top drive — A device similar to a power swivel that is used in place of the rotary table to turn the drill stem. It also includes power tongs. Modern top drives combine the elevator, the tongs, the swivel, and the hook. Even though the rotary table assembly is not used to rotate the drill stem and bit, the top-drive system retains it to provide a place to set the slips to suspend the drill stem when drilling stops.

Torque wrench	Spinning wrench with a gauge for measuring the amount of torque being applied to the connection.
Trouble cost	Costs incurred as a result of unanticipated complications while drilling a well. These costs are often referred to as contingency costs during the planning phase of a well.
Well completion	1. The activities and methods of preparing a well for the production of oil and gas or for other purposes, such as injection; the method by which one or more flow paths for hydrocarbons are established between the reservoir and the surface. 2. The system of tubulars, packers, and other tools installed beneath the wellhead in the production casing; that is, the tool assembly that provides the hydrocarbon flow path or paths.
Well stimulation	Any of several operations used to increase the production of a well, such as acidizing or fracturing.
Well workover	The performance of one or more of a variety of remedial operations on a producing oilwell to try to increase production. Examples of workover jobs are deepening, plugging back, pulling and resetting liners, and squeeze cementing.
Wellbore	A borehole; the hole drilled by the bit. A wellbore may have casing in it or it may be open (uncased); or part of it may be cased, and part of it may be open. Also called a borehole or hole.
Wireline	A slender, rodlike or threadlike piece of metal usually small in diameter, that is used for lowering special tools (such as logging sondes, perforating guns, and so forth) into the well. Also called slick line.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owned or leased over 800 facilities worldwide as of December 31, 2008, including the following principal manufacturing, service, distribution and administrative facilities:

Location	Description	Building Size (sq/ft)	Property Size (acres)	Owned/ Leased	Lease Termination Date
Rig Technology:					
Lanzhou, China	Mfg. Plant (Drilling Equipment) & Administrative Offices	945,836	44	Building Owned*	10/20/2020
Houston, Texas	West Little York Manufacturing Facility, Repair, Service, Administrative & Sales Offices	619,000	34	Owned	
Pampa, Texas	Mfg. Plant	548,000	400	Owned	
Houston, Texas	Mfg. Plant (Drilling Machinery and Equip)	417,000		Leased	Various
Houston, Texas	Bammel Facility — Repair, Service, Parts, Administrative & Sales Offices	384,358	18.5	Leased	1/7/2022
Fort Worth, Texas	Coiled Tubing Manufacturing Facility, Warehouse, Administrative & Sales Offices	297,000	24	Owned	
Cedar Park, Texas	Instrumentation Manufacturing Facility, Administrative & Sales Offices	260,000	40	Owned	
Carquefou, France	Mfg. Plant (Offshore Equipment)	213,000		Owned	
Houston, Texas	Mfg. Plant (Braking Systems)	200,000	24	Owned	
Houston, Texas	Mfg. Plant (Electrical Power Systems)	184,000	11	Owned	
Houston, Texas	Mfg. Plant (Drilling Rigs and Components)	178,000		Owned	
Kristiansand, Norway	Mfg. (Drilling and Offshore Equipment)	159,429		Owned	
Aberdeen, Scotland	Pressure Control Manufacturing, Administrative & Sales	143,859	5	Leased	8/31/2018
Orange, California	Manufacturing & Office Facility — 759 N. Eckhoff	126,000	9	Building Owned*	4/30/2012
Anderson, Texas	Rolligon Mfg. Facility, Administrative & Sales Offices	123,000	35	Leased	11/6/2011
Conroe, Texas	Mfg., Administration & Sales	86,000		Leased	12/31/2021
Houston, Texas	Manufacturing & Admin. (Lockwood)	81,063		Leased	10/31/2021
Molde, Norway	Mfg. (Marine Handling Equipment)	78,000		Owned	
Mexicali, Mexico	Mfg. Plant	76,402		Leased	4/1/2014
Calgary, Canada	Mfg. (Coiled Tubing and Wireline Units)	76,000		Owned	
Etten-Leur, Netherlands	Mfg. Plant/Sales (Drilling Equipment)	75,000	6	Owned	
Duncan, Oklahoma	Nitrogen Units Manufacturing Facility, Warehouse & Offices	67,600	13	Owned	
Houston, Texas	Brittmore Mfg. Plant (Electrical Power Systems)	66,500	6	Leased	1/31/2011
Aberdeen, Scotland	Rig Solutions Facility	63,076	3	Leased	
Aberdeen, Scotland	Systems & Shaffer Sales, Service & Distribution Facility	63,000	6	Owned	
Edmonton, Canada	Mfg. (Drilling Machinery and Equip.)	61,000		Owned	
Nisku, Canada	Mfg. (Drilling Machinery and Equip.)	60,000		Owned	
Houston, Texas	Administrative Offices (Corp Ctr Dr)	51,941		Leased	8/31/2015
Minsk, Belarus	Coiled Tubing Manufacturing Facility, Administrative & Sales Offices	49,800	1	Leased	10/31/2009
Calgary, Canada	Coiled Tubing Manufacturing Facility, Administrative & Sales Offices	48,040	5	Owned	
Stavanger, Norway	Drilling Equipment Work Shop, Warehouse & Customer Service Center	41,333	1	Leased	6/1/2009
Dehradun, India	Mfg. Plant & Admin. Offices (Unit I)	41,086	2	Owned	
Tulsa, Oklahoma	Pumping Manufacturing Facility, Warehouse & Offices	40,700	4	Leased	12/31/2009
Dehradun, India	Mfg. Plant & Admin. Offices (Unit II)	37,826	2	Owned	
Singapore	Wireline Products Manufacturing & Offices	35,300	2	Building Owned*	4/15/2014
Singapore	Systems Offices, Service & Distribution Facility	35,079	1	Building Owned*	7/1/2040
Orange, California	Administrative Offices—743 N. Eckhoff	35,000	2	Leased	4/30/2012
Great Yarmouth, England	Coiled Tubing & Nitrogen Units Manufacturing, Administrative & Sales Offices	34,400	2	Leased	8/22/2011
Houston, Texas	Technical College & Training Offices	33,600		Leased	12/1/2017
Petroleum Services & Supplies:					
Navasota, Texas	Manufacturing & Admin.	347,000		Owned	
Al Khobar, Saudi Arabia	Reclamation, Inspection Facility & Offices	340,203	8	Leased	11/30/2010
Houston, Texas	Sheldon Road: Inspection Facility	335,993	192	Owned	
Veracruz, Mexico	Manufacturing of tool joints	303,400	42	Leased	
Houston, Texas	Holmes Road Complex: Manufacturing, Warehouse, Corporate Offices, Coating Manufacturing Plant & Pipeline Services	300,000	50	Owned	
Little Rock, Arkansas	Fiberglass Tubular Manufacturing Plant, R&D Lab, Administrative Offices	262,784	44	Owned	
Houston, Texas	Manufacturing, Service, Warehouse & Administrative Offices (WGB)	245,319		Leased	3/31/2018

Harbin, China	Fiberglass Tubular Manufacturing Plant, Administrative Offices	260,000	11	Owned	
Conroe, Texas	Solids Control Manufacturing Facility, Warehouse, Administrative & Sales Offices & Engineering Labs	222,000	37	Owned	
Sand Springs, Oklahoma	Fiberglass Tubular Manufacturing Plant & Administrative Offices	189,173	7	Owned	
Jebel Ali, Dubai	Mfg. (Downhole Tools) & Distribution Warehouse	180,000		Leased	1/29/2021
Amelia, Louisiana	Coating Plant & Inspection Facility	179,574	84	Leased	12/31/2016
Houston, Texas	QT Coiled Tubing Manufacturing Facility, Warehouse and Offices	172,472	27	Owned	
San Antonio, Texas	Fiberglass Tubular Manufacturing Plant, R & D Lab, Administrative Offices	170,500	20	Owned	
Houston, Texas	Coating Plant & Inspection Facility	168,683	49	Owned	
Tulsa, Oklahoma	Mfg. (Pumps and expendable parts)	165,000		Owned	
Edmonton, Canada	Mfg. (Downhole Tools)	162,000		Owned	
Wichita, Kansas	Fiberglass Tubular Manufacturing Plant	129,746	15	Owned	
Su Zhou, China	Fiberglass Tubular Manufacturing Plant, Administrative Offices	125,000	5	Owned	
Nisku, Canada	Trucking, Rod Plant, Inspection & Storage Facility	122,398	155	Owned	
McAlester, Oklahoma	Mfg. (Pumps)	120,000		Owned	
Big Spring, Texas	Fiberglass Tubular Manufacturing Plant & Administrative Offices	118,600	12	Owned	
Nisku, Canada	Coating Plant, Inspection & Drill Pipe Facility	110,990	47	Owned	
Jurong, Singapore	Manufacturing of roller-cone bits	109,663	5.2	Leased	5/15/2011
Nisku, Canada	Mfg. Downhole Tools	105,000		Owned	
Amelia, Louisiana	Coating Plant, Inspection & Storage Facilities	102,000	90	Building Owned*	5/31/2011
Houston, Texas	Warehouse & Adminsitrative Offices (Portable Power 4310 NSHP)	91,800		Leased	7/31/2023
Casper, Wyoming	Inspection Facility	91,720	29	Owned	
Midland, Texas	Coating Plant	87,000	25	Owned	
Houston, Texas	Mfg. (Downhole Tools - Air Center)	91,295		Leased	9/30/2022
Houston, Texas	Highway 90: Coating Plant	83,000	43	Leased	7/31/2011
Aberdeen, Scotland	Solids Control Manufacturing Facility Assembly, Administrative & Sales	77,400	6	Owned	
Houston, Texas	Engineering/Technica l Research Center	76,000	6	Owned	
Stonehouse, UK	Manufacturing of fixed-cutter bits	71,000		Owned	
Bogota, Colombia	Solids Control & Inspection Yard & Warehouse	69,966		Leased	
Conroe, Texas	Manufacturing, Warehouse & Admin.	67,000	35	Owned	
Navasota, Texas	Coating Plant, Inspection Pipe Storage	65,000		Building Owned*	6/30/2013
Marble Falls, Texas	Mfg. (Expendable parts)	65,000		Owned	
Stafford, Texas	Mfg. and Service of Downhole tools	65,000		Owned	
Leduc, Canada	MDT, Shaffer, Chimo, Alberta Instruments, Varco Services & Warehouse Facility	64,056	5	Owned	
Gladbeck, Germany	Coating Plant	68,641	4	Owned	
Turin, Italy	Manufacturing of tool joints	60,400		Owned	
Lone Star, Texas	Inspection Facility	56,700	80	Owned	
Neiva, Colombia	Inspection Yard & Warehouse	54,898	1	Leased	2/1/2009
Aberdeen, Scotland	Inspection Facility, Coating Plant, Manufacturing, Administrative & Sales	53,425	10	Owned	
Coevorden, Netherlands	Inspection Reclamation & Repair Facility	53,361	2	Leased	12/4/2009
Harvey, Louisiana	Coating Plant & Inspection Facility	53,000	7	Owned & Leased	1/31/2011
Lockport, Louisiana	Office & Warehouse (Generator Rentals)	52,000		Leased	6/30/2016
Houston, Texas	Mfg. (Pumps and expendable parts)	51,000		Leased	12/31/2010
Tuas, Singapore	Inspection Facility	50,644	8	Building Owned*	6/9/2019
Houston, Texas	Mfg. (Rotors, Starters & Artificial Lifts)	50,000		Owned	
Baimi Town, Jiangyan, Jiangsu China	Manufacturing of drill pipe	49,428		Leased	12/31/2013
Houston, Texas	Warehouse (Pumps and expendable parts)	48,000		Leased	7/31/2016
Odessa, Texas	Coating Plant & Inspection Facility	45,332	10	Owned	
Little Rock, Arkansas	Fiberglass Tubular Manufacturing Plant	45,000	1.5	Leased	10/1/2009
Hebei, China	Coating Plant	45,000	13	Leased	4/26/2025
Berlaimont, France	Coating Plant	44,000	16	Owned	
Celle, Germany	Inspection Facility, Administrative & Engineering Offices	43,560	12	Building Owned*	
Casper, Wyoming	Inspection Facility	41,030	40	Owned	
Edmond, Oklahoma	Coating Plant	40,000	19	Owned	
Farmington, New Mexico	Inspection Storage Facilities	37,725	50	Leased	3/31/2014
Oklahoma City, Oklahoma	Inspection Facility	36,000	21	Owned	

Macae, Brazil	Inspection Yard & Rig Service Facility	34,445	5	Owned	
Odessa, Texas	Inspection Facility	33,910	50	Owned	
Edmonton, Canada	Oilwell Engine Reclamation	32,550	10	Leased	4/30/2013
Yopal, Colombia	Inspection and Solids Control Warehouse & Storage	27,674	5	Owned	
Distribution:					
Manchester, England	Mfg. (Pumps and expendable parts)	244,000		Owned	
Houston, Texas	Distribution and Warehouse	124,000		Building Owned*	12/31/2021
Edmonton, Canada	Redistribution Center	100,000		Leased	1/31/2014
Lloydminster, Canada	Applied Products Facility	110,000		Leased	5/31/2019
Corporate:					
Houston, Texas	Corporate Administrative Offices	196,589		Leased	12/1/2017
Houston, Texas	Administrative Offices (Beechnut)	140,430		Leased	5/31/2017
Houston, Texas	Administrative Office (Westchase)	125,494		Leased	9/30/2020
Houston, Texas	Administrative Offices (Greenspoint)	47,536		Leased	7/31/2015

* Building owned but land leased.

We own or lease 159 repair and manufacturing facilities that refurbish and manufacture new equipment and parts, and approximately 212 distribution service centers, and 442 service centers that provide inspection and equipment rental worldwide.

We own undeveloped acreage next to several of our facilities, including over 100 acres of undeveloped property located in Houston, Texas. Machinery, equipment, buildings, and other facilities owned and leased are considered by management to be adequately maintained and adequate for our operations.

ITEM 3. LEGAL PROCEEDINGS

We have various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "NOV". The following table sets forth, for the calendar periods indicated, the range of high and low closing prices for the common stock, as reported by the NYSE. All periods reflect a two-for-one stock split effected as a 100 percent stock dividend in September 2007.

	2008		2007	
	High	Low	High	Low
First quarter	$ 76.81	$ 51.49	$ 39.36	$ 27.00
Second quarter	91.55	60.17	54.47	39.10
Third quarter	90.43	45.61	73.67	51.56
Fourth quarter	47.06	17.86	79.28	63.09

As of February 12, 2009, there were 2,828 holders of record of our common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of (excluding individual participants in securities positions listing) record so the actual number of stockholders is unknown but significantly higher. We have never paid cash dividends, and none are anticipated during 2009.

On August 22, 2007, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend to the Company's stockholders of record on September 7, 2007, with distribution of shares on September 28, 2007. The total number of authorized common stock shares and associated par value were unchanged by this action. All per-share amounts in the financial statements reflect the stock split for all periods presented. The effect of the common stock split is reflected on the Consolidated Balance Sheet in "Common stock" and "Additional paid-in capital."

The information relating to our equity compensation plans required by Item 5. is incorporated by reference to such information as set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained herein.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock to the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. The total shareholder return assumes $100 invested on December 31, 2003 in National Oilwell Varco, the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. It also assumes reinvestment of all dividends. The peer group is weighted based on the market capitalization of each company. The results shown in the graph below are not necessarily indicative of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among National Oilwell Varco, Inc., The S&P 500 Index
And The S&P Oil & Gas Equipment & Services Index
$700
$600
$500
$400
$300
$200
$100
$0
12/03
12/04
12/05
12/06
12/07
12/08
National Oilwell Varco, Inc.
S&P 500
S&P Oil & Gas Equipment & Services

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/03	12/04	12/05	12/06	12/07	12/08
National Oilwell Varco, Inc.	100.00	157.83	280.41	273.61	657.07	218.60
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
S&P Oil & Gas Equipment & Services	100.00	131.87	195.90	226.35	334.76	136.66

This information shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A (17 CFR 240.14a-1-240.14a-104), other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r).

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2008 (1)	2007	2006	2005 (2)	2004
	(in millions, except per share data)				
Operating Data:					
Revenue	$ 13,431.4	$ 9,789.0	$ 7,025.8	$ 4,644.5	$ 2,318.1
Operating profit	2,917.5	2,044.4	1,111.1	476.8	176.0
Income before taxes	2,961.3	2,028.9	1,049.2	430.0	138.9
Net income	$ 1,952.0	$ 1,337.1	$ 684.0	$ 286.9	$ 115.2
Net income per share Basic	$ 4.91	$ 3.77	$ 1.95	$ 0.92	$ 0.67
Diluted	$ 4.90	$ 3.76	$ 1.93	$ 0.91	$ 0.67
Other Data:					
Depreciation and amortization	$ 401.6	$ 214.1	$ 160.6	$ 114.6	$ 44.0
Capital expenditures	$ 378.5	$ 251.8	$ 200.4	$ 105.0	$ 39.0
Balance Sheet Data:					
Working capital	$ 4,033.7	$ 3,567.1	$ 2,300.4	$ 1,811.0	$ 711.0
Total assets	$ 21,478.7	$ 12,114.9	$ 9,019.3	$ 6,678.5	$ 2,576.5
Long-term debt, less current maturities	$ 869.6	$ 737.9	$ 834.7	$ 835.6	$ 350.0
Stockholders' equity	$ 12,627.6	$ 6,661.4	$ 5,023.5	$ 4,194.2	$ 1,270.2

(1) Financial results of Grant Prideco, Inc. ("Grant Prideco") have been included in our consolidated financial statements beginning April 21, 2008, the date the Grant Prideco merger was completed and each of Grant Prideco's common shares were exchanged for .4498 shares of our common stock and $23.20 in cash. Financial information for prior periods and dates may not be comparable with 2008 due to the impact of this business combination on our financial position and results of operation. See Note 3 of the Notes to the Consolidated Financial Statements for a description of the Grant Prideco merger and related adjusted financial information.

(2) Financial results of Varco International, Inc. ("Varco") have been included in our consolidated financial statements beginning March 11, 2005, the date the Varco merger was completed and Varco common shares were exchanged for our common shares. Financial information for prior periods and dates may not be comparable with 2005 due to the impact of this business combination on our financial position and results of operation. Results for the year ended December 31, 2005 include integration costs associated with the Varco merger of $31.7 million and stock-based compensation costs of $15.6 million related to the amortization expense of options assumed in the Varco merger.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

The Company is a leading worldwide provider of highly engineered drilling and well-servicing equipment, products and services to the exploration and production segments of the oil and gas industry. With operations in over 800 locations across six continents, we design, manufacture and service a comprehensive line of drilling and well servicing equipment; sell and rent drilling motors, specialized downhole tools, and rig instrumentation; perform inspection and internal coating of oilfield tubular products; provide drill cuttings separation, management and disposal systems and services; provide expendables and spare parts used in conjunction with our large installed base of equipment; and provide supply chain management services through our distribution network. We also manufacture coiled tubing, provide in-service pipeline inspections, manufacture high pressure fiberglass and composite tubing, and sell and rent advanced in-line inspection equipment to makers of oil country tubular goods. We have a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety, and environmental impact of oil and gas operations.

Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See "Risk Factors". We conduct our operations through three business segments: Rig Technology, Petroleum Services & Supplies and Distribution Services. See Item 1. Business for a discussion of each of these business segments.

Operating Environment Overview

Our results are dependent on, among other things, the level of worldwide oil and gas drilling, well remediation activity, the price of crude oil and natural gas, capital spending by other oilfield service companies and drilling contractors, pipeline maintenance activity, and the worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2008*	2007*	2006*	% 2008 v 2007	% 2008 v 2006
Active Drilling Rigs:					
U.S.	1,878	1,767	1,648	6.3%	14.0%
Canada	379	344	470	10.2%	(19.4%)
International	1,079	1,005	925	7.4%	16.6%
Worldwide	3,336	3,116	3,043	7.1%	9.6%
West Texas Intermediate Crude Prices (per barrel)	$ 99.63	$ 72.33	$ 66.00	37.7%	51.0%
Natural Gas Prices ($/mmbtu)	$ 8.86	$ 6.97	$ 6.74	27.1%	31.5%

* Averages for the years indicated. See sources below.

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate Oil prices for the past nine quarters ended December 31, 2008 on a quarterly basis:



Industry Trends
Rig Counts and Oil Prices
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Total Number of Rigs
140.00
120.00
100.00
80.00
60.00
40.00
20.00
-
West Texas Int. (Price per Barrel)

	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08
Total Rigs	3,112	3,246	2,897	3,156	3,163	3,324	3,117	3,505	3,395
Canada	440	532	139	348	356	507	169	432	408
US	1,720	1,732	1,756	1,788	1,790	1,771	1,864	1,978	1,898
International	952	982	1,002	1,020	1,017	1,046	1,084	1,095	1,089
W. TX Int. ($)	59.96	58.14	64.99	75.32	90.85	97.87	124.05	118.40	58.18

Source: Rig count: Baker Hughes, Inc. (www.bakerhughes.com); West Texas Intermediate Crude Price: Department of Energy, Energy Information Administration (www.eia.doe.gov).

The average price per barrel of West Texas Intermediate Crude reached historic heights in 2008, peaking at just over $147 per barrel in July. The 2008 average price for the year was the highest annual average oil price at $99.63 per barrel, an increase of 37.7% over the average price for 2007. Average natural gas prices were $8.86 per mmbtu, an increase of 27.1% compared to the 2007 average. Higher oil prices led to stronger rig activity worldwide, increasing 7.1% for the full year in 2008 compared to 2007. Although the yearly average for 2008 increased over 2007, during the second half of 2008, prices began to decrease as well as rig count. Average crude oil prices for the fourth quarter of 2008 was $58.18 per barrel and natural gas was $6.40 per mmbtu.

At January 30, 2009, there were 1,472 rigs actively drilling in the U.S., compared to 1,721 rigs at December 26, 2008; a decline of 14.5% from year-end 2008 levels. In addition, the price of oil and gas had dropped to $41.73 per barrel and $4.84 per mmbtu, respectively, at January 30, 2009 representing 6.4% (oil) and 14.0% (gas) declines from the end of 2008.

Executive Summary

National Oilwell Varco generated earnings of $2.0 billion or $4.90 per fully diluted share in 2008, on revenues of $13.4 billion. Earnings per share increased 30 percent and revenue increased 37 percent from the Company's 2007 earnings and revenues, respectively, due in part to our acquisition of Grant Prideco, Inc., discussed below. Operating income was $2.9 billion or 22 percent of sales for the year, including charges of $110.6 million before tax or $0.18 per share after-tax related to the acquisition. Excluding these transaction related charges earnings would have been $5.08 per diluted share for the year, an increase of 35 percent.

Grant Prideco Acquisition

On April 21, 2008 the Company completed its acquisition of Grant Prideco, Inc. for a combination of approximately $3.0 billion in cash and the issuance of 56.9 million shares of National Oilwell Varco common stock. The Grant Prideco merger further strengthened National Oilwell Varco's position as manufacturer to the oilfield. Its drill bits and reamers are being integrated into the Company's offering of drilling motors, non-magnetic drill collars, jars and shock tools, to complement its comprehensive package of bottomhole assembly tools used to drill complex wellpaths. Additionally, Grant Prideco's drillpipe products are purchased and consumed by the Company's existing drilling contractor customer base. The Company believes that consumption of drillpipe per foot of hole drilled, or per rig running, has been increasing due to the rising complexity of wellpath designs. Overall the acquisition better positioned National Oilwell Varco to capitalize on continued application of horizontal, directional and extended-reach drilling, through both drillpipe and drill bit product sales. Integration of the business has proceeded well. The Company is introducing new drillpipe tracking products, and expanding OEM drillpipe repair and maintenance offerings through its worldwide network of pipe service operations. The Company is also consolidating of a number of bit and downhole tool sales facilities worldwide, and leveraging combined manufacturing and marketing capabilities.

Oil & Gas Equipment and Services Market

Worldwide developed economies turned down sharply late in 2008 as looming housing-related asset write-downs at major financial institutions paralyzed credit markets and sparked a serious global banking crisis. Major central banks are responding vigorously, but credit and financial markets have not yet recovered, and a credit-driven worldwide economic recession is in full force. Asset and commodity prices, including oil and gas prices, have declined sharply. After rising steadily for six years to peak at around $147 per barrel in July 2008, oil prices collapsed back to the $35 to $50 per barrel range recently. Higher oil and gas prices over the past several years have led to high levels of exploration and development drilling in many oil and gas basins around the globe, but this is slowing, at least in the near term. The count of rigs actively drilling in the U.S. as measured by Baker Hughes (a good measure of the level of oilfield activity and spending) peaked at 2,031 rigs on September 12, 2008, but has decreased to 1,399 rigs as of February 6, 2009, as a result of the lower commodity prices and tight credit. Many oil and gas operators reliant on external financing to fund their drilling programs are curtailing some of their drilling activity in view of tighter credit markets and lower commodity prices. So far this appears to be having the greatest impact on gas drilling across North America. Most international activity is driven by oil exploration and production by national oil companies, which has historically been less susceptible to short-term commodity price swings. Therefore we expect international drilling activity to be less impacted by the credit crisis, but the international rig count may show some declines nonetheless. The Company believes its Petroleum Services & Supplies segment and its Distribution Services segment will be affected by a drilling downturn first and most acutely, while the Company's Rig Technology segment would largely be less impacted in the short term owing to its high level of backlog.

Recent downturns follow an extended period of high drilling activity which fueled strong demand for oilfield services since 2003. Incremental drilling activity through the upswing shifted toward harsh environments, employing increasingly sophisticated technology to find and produce reserves. Higher utilization of drilling rigs has tested the capability of the world's fleet of rigs, much of which is old and of limited capability. Technology has advanced significantly since most of the existing rig fleet was built. The industry invested little during the late 1980's and 1990's on new drilling equipment, but drilling technology progressed steadily nonetheless, as the Company and its competitors continued to invest in new and better ways of drilling. As a consequence, the safety, reliability, and efficiency of new, modern rigs surpass the performance of most of the older rigs at work today. Drilling rigs are now being pushed to drill deeper wells, more complex wells, highly deviated wells and horizontal wells, tasks which require larger rigs with more capabilities. The drilling process effectively consumes the mechanical components of a rig, which wear out and need periodic repair or replacement. This process has been accelerated by very high rig utilization and wellbore complexity. Drilling consumes rigs; more complex and challenging drilling consumes rigs faster.

The industry responded by launching many new rig construction projects since 2005, to retool the existing fleet of jackup rigs (349 of the existing 440 jackup rigs are more than 20 years old); to replace older mechanical and DC electric land rigs with improved AC power, electronic controls, automatic pipe handling and rapid rigup and rigdown technology; and to build out additional ultradeep floating drilling rigs, including semisubmersibles and drillships, to employ recent advancements in deepwater drilling to exploit unexplored deepwater basins. We believe that the newer rigs offer considerably higher efficiency, safety, and capability, and that many will effectively replace a portion of the existing fleet. As a result of these trends the Company's Rig Technology segment grew its backlog of capital equipment orders from $0.9 billion at March 31, 2005, to $11.1 billion at December 31, 2008. However, as a result of the credit crisis and slowing drilling activity, the backlog declined six percent from its third quarter 2008 peak of $11.8 billion. This was the first decline since National Oilwell and Varco merged in 2005. The Company expects the backlog to decline during 2009 as revenue out of backlog is likely to exceed inbound new orders.

The land rig backlog comprised 14 percent and equipment destined for offshore operations comprised 86 percent of the total backlog as of December 31, 2008. Equipment destined for international markets totaled 90 percent of the backlog. The Company believes that its existing contracts for rig equipment are strong in that they carry significant down payment and progress billing terms favorable to the ultimate completion of these projects, and generally do not allow customers to cancel projects for convenience. For this reason we do not expect the credit crisis or softer market conditions to result in material cancelations of contracts or abandonment of major projects; however, there can be no assurance that such discontinuance of projects will not occur, particularly if the credit crisis or economic downturn deepens significantly.

Segment Performance

Rig Technology generated $7.5 billion in revenue and $2.0 billion in operating profit in 2008, yielding an operating margin of 26.2%. The group generated 32 percent operating leverage or flowthrough (the increase in operating profit divided by the increase in revenue) on 31 percent revenue growth from 2007. As of December 31, 2008 the scheduled outflow of revenue from backlog is expected to be in the range of $1.3 billion per quarter in 2009, or $5.3 billion for the full year. Non-backlog revenue for the segment totaled $2.2 billion or 29.6 percent of the segment total for 2008. From 2005 through the end of 2008, the segment has delivered a total of 41 newly built offshore rigs.

The Petroleum Services & Supplies segment generated revenues of $4.7 billion and operating profit of $1.0 billion in 2008, which included only a partial year contribution from the acquired Grant Prideco businesses. On an adjusted basis for a full year contribution of Grant Prideco, Inc., including estimated fixed asset and intangible asset stepup impact but excluding transaction charges and inventory step up amortization, the segment generated $5.3 billion in revenue and $1.3 billion in operating profit, yielding an operating margin of 24.4 percent. Operating profit leverage or flowthrough from 2007, on the same adjusted basis, was 35 percent on six percent sales growth. North America accounted for approximately 57.5 percent of Petroleum Services & Supplies segment revenues during the year.

Distribution Services segment revenues were $1.8 billion during 2008, an increase of 24 percent from the prior year. Operating profit was $129.7 million or 7.3 percent of sales, and operating profit leverage or flowthrough was 10 percent from the prior year. The U.S. accounted for about 57 percent of the segment's 2008 revenues overall, and Canadian sales accounted for about 18.2 percent of the 2008 mix. International sales benefitted from a number of expansion initiatives in new geographic markets undertaken in 2008 and prior, and total international sales were approximately 24.8 percent of the mix in 2008. Included in these initiatives were the Company's unique rig store concept.

Outlook

The recent emergence of a serious banking crisis, a global recession, and lower commodity prices are presenting increasingly challenging prospects to our business. Consequently we are cautious in our outlook for 2009, and believe we will see orders for new rigs fall by half or more in 2009. Drilling activity, particularly by independent gas producers reliant on external financing, will likely continue to decline through at least the first half of the year.

As a result our outlook for the Company's Petroleum Services & Supplies segment and Distribution Services segment remains very guarded. We expect revenues for both groups to decline sharply in the first quarter, due mostly to North American drilling activity declines, and we are uncertain when they may recover to prior levels. Decremental leverage for both groups is expected to be above our long term estimated levels (30 percent for Petroleum Services & Supplies; 10 percent for Distribution Services) due to rising pricing pressure we are experiencing, particularly in North America. Our outlook for international markets, which are more driven by national oil company activity, are historically less volatile and expected to see better market conditions. The Rig Technology segment is expected to be less affected by the downturn due to the strength of its backlog.

The Company is nevertheless well positioned to manage through this uncertain period, and should benefit from its strong balance sheet and capitalization, access to credit, and a high level of contracted orders which are expected to continue to generate good earnings well into the downturn. The Company has a long history of cost-control and downsizing in response to depressed market conditions, and of executing strategic acquisitions during difficult periods. Steel prices have begun to decline in many areas, and the Company is reducing outsourcing, overtime, and discretionary expenditures in view of the market. Such a period may present opportunities to the Company to effect new organic growth and acquisition initiatives, and we remain hopeful that a downturn will generate new opportunities.

Results of Operations

Years Ended December 31, 2008 and December 31, 2007

The following table summarizes the Company's revenue and operating profit by operating segment in 2008 and 2007. The actual results include results from Grant Prideco operations from the acquisition date of April 21, 2008 (in millions):

	Years Ended December 31,		Variance	
	2008	2007	$	%
Revenue:				
Rig Technology	$ 7,528.1	$ 5,744.7	$ 1,783.4	31.0%
Petroleum Services & Supplies	4,651.4	3,061.0	1,590.4	52.0%
Distribution Services	1,771.9	1,423.7	348.2	24.5%
Eliminations	(520.0)	(440.4)	(79.6)	18.1%
Total Revenue	$ 13,431.4	$ 9,789.0	$ 3,642.4	37.2%
Operating Profit:				
Rig Technology	$ 1,969.5	$ 1,393.6	$ 575.9	41.3%
Petroleum Services & Supplies	1,043.9	731.6	312.3	42.7%
Distribution Services	129.7	94.0	35.7	38.0%
Unallocated expenses and eliminations	(225.6)	(174.8)	(50.8)	29.1%
Total Operating Profit	$ 2,917.5	$ 2,044.4	$ 873.1	42.7%
Operating Profit %:				
Rig Technology	26.2%	24.3%		
Petroleum Services & Supplies	22.4%	23.9%		
Distribution Services	7.3%	6.6%		
Total Operating Profit %	21.7%	20.9%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2008 was $7,528.1 million, an increase of $1,783.4 million (31.0%) compared to 2007. Revenue out of backlog increased $1,216.5 million or 29.8% from 2007 due to the growing market for capital equipment, as evidenced by backlog growth during the first three quarters of 2008. The increase in orders and backlog resulted from continued capital investments by drilling contractors in 2008, primarily related to the international offshore market. Non-backlog revenue increased $566.9 million or 34.1% over 2007, largely due to increased spare parts sales and service revenues related to the increased drilling activity during the year.

Operating profit from Rig Technology was $1,969.5 million for the year ended December 31, 2008, an increase of $575.9 million (41.3%) over the same period of 2007. The increase in operating profit was largely due to the increased activity discussed above as well as improved pricing on large rig contracts and after market products.

The Rig Technology group monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $11.1 billion at December 31, 2008, an increase of $2.1 billion (23.3%) over backlog of $9.0 billion at December 31, 2007. Approximately $5.2 billion of the current backlog is expected to be delivered in 2009.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $4,651.4 million for 2008 compared to $3,061.0 million for 2007, an increase of $1,590.4 million (52.0%). The increase was mostly attributable to the acquisition of Grant Prideco, Inc. which contributed sales of $1,434.9 million since the acquisition date of April 21, 2008. Higher demand for most of the products and services offered by the segment also contributed to the higher revenue compared to 2007. Rig count in North America and international markets during 2008 were up 6.9% and 7.3% respectively compared to 2007 averages, prompting higher demand from our services group.

Operating profit from Petroleum Services & Supplies was $1,043.9 million for 2008 compared to $731.6 million for 2007, an increase of $312.3 million (42.7%). Grant Prideco, Inc. contributed $296.9 million of operating profit since April 21, 2008. Included in the Grant Prideco operating profit was $89.1 million of expense recorded in cost of revenue that resulted from the fair value step up of inventory as part of the purchase accounting valuation of Grant Prideco. The increase was also attributable to higher profitability across most product lines.

Distribution Services

Revenue from Distribution Services totaled $1,771.9 million, an increase of $348.2 million (24.5%) from the prior period. The number of drilling rigs actively searching for oil and gas is a key metric for this business segment. Worldwide rig count increased 7.1% in 2008 compared to 2007, with increases of 10.3%, 7.3% and 6.3% in Canada, international and the U.S. rig activity, respectively. The Company's Distribution Services segment continued efforts to expand in international markets resulted in a 25% increase in international revenue. The expansion primarily consisted of opening rig stores or facilities that maintain levels of consumables used on rigs, in centrally located areas. In addition, the Company has begun to open stores on individual rigs. After opening its first rig store in 2007, the Company opened eight additional stores during 2008 continuing the efforts to expand its presence both in the U.S. and internationally.

Operating income increased in 2008 to $129.7 million compared to $94.0 million in 2007. Margins increased slightly to 7.3% of revenue in 2008 compared to 6.6% of revenue in 2007. The increase in margin was primarily due to the cost reduction actions taken in Canada to offset the weakening demand seen in the later part of 2007 combined with the increase in profit margins from international locations.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $225.6 million for the year ended December 31, 2008 compared to $174.8 million for 2007. The increase in unallocated expenses and eliminations was primarily due to greater inter-segment profit eliminations and greater stock-based compensation expense. The stock-based compensation expense was $60.8 million and $43.1 million for the years ended December 31, 2008 and 2007, respectively. The 2008 results also included $10.9 million of integration costs related to the 2008 acquisition of Grant Prideco, Inc.

Interest and financial costs

Interest and financial costs were $67.3 million for 2008 compared to $50.3 million for 2007. The increase was primarily due to the borrowings related to the merger with Grant Prideco, Inc.

Equity Income in Unconsolidated Affiliate

Equity income in unconsolidated affiliate was $42.4 million for 2008 and was related to the April 21, 2008 acquisition of Grant Prideco. The income was related to the equity earnings from the Company's 50.01% investment in Voest-Alpine Tubulars ("VAT") located in Kindberg, Austria. The Company's investment in VAT is accounted for under the equity method of accounting due to the minority owner having substantive participating rights. Step-up depreciation and amortization of $7.5 million was recorded in 2008 related to VAT and charges of $10.6 million were recorded related to inventory step-up.

Other income (expense), net

Other income (expense), net was an income, net of $24.1 million and an expense of $17.8 million for the years ended December 31, 2008 and December 31, 2007, respectively. The 2008 income was primarily due to a net foreign exchange gain which was $50.2 million for the year ended December 31, 2008, as compared to a net foreign exchange loss of $7.0 million for the year ended December 31, 2007. The 2008 foreign exchange gains were primarily due to the weakening of the British pound sterling, Canadian dollar and Norwegian kroner compared to the U.S. dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the year ended December 31, 2008 was 33.5% compared to 33.3% for 2007. The 2008 rate reflects increasing benefits in the U.S. from the tax incentive for manufacturing activities and a higher percentage of earnings in foreign jurisdictions with lower tax rates. This was partially offset by additional tax provisions related to the Company's decision to repatriate earnings from certain foreign subsidiaries during the year and net higher tax expense in Norway related to movement in exchange rates after the change of the functional currency to the U.S. dollar. The net additional tax expense in Norway included a $45.8 million charge resulting from realized foreign exchange gains on U.S. dollar denominated assets and liabilities. This was partially offset by a $30.3 million benefit for the same period, which was reported as provision for income tax, from the remeasurement into U.S. dollars of foreign currency denominated deferred tax assets and liabilities in the balance sheet.

Years Ended December 31, 2007 and December 31, 2006

The following table summarizes the Company's revenue and operating profit by operating segment in 2007 and 2006 (in millions).

	Years Ended December 31,		Variance	
	2007	2006	$	%
Revenue:				
Rig Technology	$ 5,744.7	$ 3,584.9	$ 2,159.8	60.2%
Petroleum Services & Supplies	3,061.0	2,425.0	636.0	26.2%
Distribution Services	1,423.7	1,369.6	54.1	4.0%
Eliminations	(440.4)	(353.7)	(86.7)	24.5%

Total Revenue	$ 9,789.0	$ 7,025.8	$ 2,763.2	39.3%
Operating Profit:				
Rig Technology	$ 1,393.6	$ 608.5	$ 785.1	129.0%
Petroleum Services & Supplies	731.6	545.6	186.0	34.1%
Distribution Services	94.0	94.0	—	0.0%
Unallocated expenses and eliminations	(174.8)	(137.0)	(37.8)	27.6%
Total Operating Profit	$ 2,044.4	$ 1,111.1	$ 933.3	84.0%
Operating Profit %:				
Rig Technology	24.3%	17.0%		
Petroleum Services & Supplies	23.9%	22.5%		
Distribution Services	6.6%	6.9%		
Total Operating Profit %	20.9%	15.8%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2007 was $5,744.7 million, an increase of $2,159.8 million (60.2%) compared to 2006. The increase is due to the growing market for capital equipment, as evidenced by backlog growth, price increases implemented in 2006, and increases in spare parts and service revenue. The increase in orders and backlog resulted from increased rig construction projects and higher capital investment by drilling contractors in 2007 as compared to 2006.

Operating profit from Rig Technology was $1,393.6 million for the year ended December 31, 2007, an increase of $785.1 million (129.0%) over the same period of 2006. The increase in operating profit was largely due to the increased activity and pricing discussed above.

The Rig Technology group monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $9.0 billion at December 31, 2007, an increase of $3.0 billion (50.0%) over backlog of $6.0 billion at December 31, 2006. Substantially all of the current backlog will be delivered by the end of 2009.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $3,061.0 million for 2007 compared to $2,425.0 million for 2006, an increase of $636.0 million (26.2%). The increase was attributable to the higher demand for all products and services offered by the segment. Downhole tools sales and rentals, drill pipe coating services, and inspection equipment sales achieved revenue increases ranging from 40% to 72%.

Operating profit from Petroleum Services & Supplies was $731.6 million for 2007 compared to $545.6 million for 2006, an increase of $186.0 million (34.1%). The increase was attributable to higher profitability across virtually all product lines, driven by higher volumes discussed above. Operating profit dollar increases ranging from 48% to 144% were achieved from downhole tool sales and rentals, drill pipe coating services and pipeline inspections.

Distribution Services

Revenue from Distribution Services totaled $1,423.7 million, an increase of $54.1 million (4.0%) from the prior period. The number of drilling rigs actively searching for oil and gas is a key metric for this business segment. Worldwide rig count increased 2.4% in 2007 compared to 2006, with increases of 7.2% and 8.6% in the U.S. and international rig activity, offset almost entirely by a 26.8% decline in Canada rig activity. The Company's Distribution Services segment efforts to expand in international markets along with the increasing international market activity resulted in a 22% increase in international revenue. The international revenue growth over the prior period reflects additional large contract awards, the extension of US-based contracts into the international arena, increased volume from our global alliance customers and increased export activity.

Operating income remained the same in 2007 at $94.0 million while margins decreased slightly to 6.6% of revenue in 2007 compared to 6.9% of revenue in 2006. The decrease in margin was primarily due to weak demand in Canada and resulting lower operating profit in Canada.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $174.8 million for the year ended December 31, 2007 compared to $137.0 million for 2006. The increase in operations costs was primarily due to greater inter-segment profit eliminations, an increase in employee compensation expense and greater stock-based compensation expense. The stock-based compensation expense was $43.1 million and $31.2 million for the years ended December 31, 2007 and 2006, respectively. The 2006 results also included $7.9 million of integration costs related to the 2005 merger with Varco.

Interest and financial costs

Interest and financial costs were $50.3 million for 2007 compared to $48.7 million for 2006. The increase was primarily due to unfavorable interest rate movements on the Company's outstanding interest rate swap agreements.

Other income (expense), net

Other income (expense), net was an expense of $17.8 million and $31.3 million for the years ended December 31, 2007 and December 31, 2006, respectively. The decrease in expense was primarily due to a net foreign exchange loss which was $7.0 million for the year ended December 31, 2007, as compared to a net foreign exchange loss of $21.0 million for the year ended December 31, 2006. The 2007 foreign exchange losses were primarily due to the strengthening in Norwegian kroner, British pound sterling, and Euro currencies compared to the U.S. dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the year ended December 31, 2007 was 33.3% compared to 33.9% for 2006. The lower 2007 tax rate was due primarily to a higher percentage of earnings in foreign jurisdictions with lower tax rates, favorable resolution of uncertain tax positions associated with prior years and increased tax benefits in the U.S. from manufacturing activities. These benefits were partially offset by increased state income tax in the U.S. from the new Texas Margins tax, incremental U.S. tax on repatriated foreign earnings and the loss of tax benefits in the U.S. associated with export sales in 2006 that was fully terminated for 2007. The U.S. laws granting this export tax benefit were modified as part of the American Jobs Creation Act of 2004 and this benefit is no longer available. A new tax benefit associated with U.S. manufacturing operations passed into law under the same Act will be phased in over a five year period beginning in 2005. Whereas the timing of the phase out of the export tax benefit and the phase in of the manufacturing tax benefit may differ, we expect the tax reduction associated with the new manufacturing deduction, when fully implemented, to be similar in amount to the export benefit. We anticipate our tax rate for 2008 to be in the range of approximately 32% to 34% for continuing operations.

Liquidity and Capital Resources

At December 31, 2008, the Company had cash and cash equivalents of $1,542.8 million, and total debt of $873.9 million. At December 31, 2007, cash and cash equivalents were $1,841.8 million and total debt was $890.7 million. The decrease in cash holdings was primarily due to the acquisition of Grant Prideco largely offset by increased operating activities and securing project orders that require large down payments and early payment terms. The Company's outstanding debt at December 31, 2008 consisted of $200.0 million of 5.65% Senior Notes due 2012, $200.0 million of 7.25% Senior Notes due 2011, $150.0 million of 6.5% Senior Notes due 2011, $150.0 million of 5.5% Senior Notes due 2012, $151.0 million of 6.125% Senior Notes due 2015 and other debt of $22.9 million.

Cash provided by operating activities in 2008 was $2,294.1 million compared to cash provided by operating activities of $1,188.0 million in 2007. Cash was used by operations primarily through increases in inventories of $643.0 million and receivables of $625.9 million. These negative cash flows were offset by net income of $1,952.0 million, an increase in billings in excess of costs of $764.6 million and non-cash charges of $401.6 million. Receivables increased due to greater revenue in 2008 compared to 2007 as the fourth quarter 2008 revenue was $3,810.2 million compared to $2,658.9 million for the fourth quarter of 2007. Inventory increased due to continued higher activity and growing backlog orders. Billings in excess of costs increased due to early payment terms in relation to construction projects.

For the year ended December 31, 2008, cash used by investing activities was $2,473.3 million compared to $574.9 million used for 2007. We used $3,007.9 million to complete ten acquisitions during 2008, with the acquisition of Grant Prideco, Inc. amounting to $2,837.2 million, net of cash acquired. Capital spending of $378.5 million was primarily related to rental assets associated with the Company's Petroleum Services & Supplies operations.

For the year ended December 31, 2008, cash used by financing activities was $74.0 million compared to $149.6 million provided in 2007. The Company borrowed $2,730.8 million of funds during 2008, $2,000.0 million of which was for the acquisition of Grant Prideco on April 21, 2008. The Company repaid the amount borrowed for the Grant Prideco acquisition and other debt in the amount of $2,919.9 million in 2008. The Company also generated cash proceeds from stock options exercised of $78.0 million and excess tax benefit from exercise of stock options of $37.1 million during 2008.

We believe cash on hand, cash generated from operations, and amounts available under the credit facilities and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. At December 31, 2008, the Company had $2,396.9 million of available funds under its two revolving credit facilities. We also believe increases in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

A summary of the Company's outstanding contractual obligations at December 31, 2008 is as follows (in millions):

		Payment Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total debt	$ 873.9	$ 4.3	$ 364.5	$ 354.0	$ 151.1
Operating leases	520.8	114.1	158.0	91.8	156.9
Total Contractual Obligations	$ 1,394.7	$ 118.4	$ 522.5	$ 445.8	$ 308.0
Commercial Commitments:					
Standby letters of credit	$ 3,167.8	$ 1,184.1	$ 1,559.4	$ 422.7	$ 1.6

As of December 31, 2008, the Company had $69.0 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. Due to the uncertainty of the timing of future cash flows associated with these unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see Note 14, "Income Tax," to the consolidated financial statements included in this Report.

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. The Company expects to reduce its capital spending approximately 20% in 2009 to the $300 million range. We expect to fund future cash acquisitions and capital spending primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisitions. There can be no assurance that additional financing for acquisitions will be available at terms acceptable to us.

Inflation has had an impact on certain of our operations in recent years. We believe that the higher costs for energy, steel and other commodities experienced in 2008 have largely been mitigated by increased prices and component surcharges for the products we sell. However, higher steel, labor, energy or other commodity prices may adversely impact future periods.

Critical Accounting Estimates

In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments that are most critical in nature which are related to revenue recognition under long-term construction contracts; allowance for doubtful accounts; inventory reserves; impairments of long-lived assets (excluding goodwill and other indefinite-lived intangible assets); goodwill and other indefinite-lived intangible assets and income taxes. Our estimates are based on historical experience and on our future expectations that we believe are reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology group. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost to complete estimates at the beginning of each project, taking into account all factors considered likely to affect gross margin. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors as mentioned in "Risk Factors." These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future reported earnings.

Historically, the Company's estimates have been reasonably dependable regarding the recognition of revenues and gross profits on percentage of completion contracts. Based upon an analysis of percentage of completion contracts for all open contracts outstanding at December 31, 2007 and 2006, adjustments (representing the differences between the estimated and actual results) to all outstanding contracts resulted in net changes to gross profit margins of 0.8% ($31.3 million on $3.8 billion of outstanding contracts) and 0.3% ($4.3 million on $1.6 billion of outstanding contracts), respectively. While the Company believes that its estimates on outstanding contracts at December 31, 2008 and in future periods will continue to be reasonably dependable under percentage of completion accounting, the factors identified in the preceding paragraph could result in significant adjustments in future periods. The Company has recorded revenue on outstanding contracts (on a contract-to-date basis) of $4.9 billion at December 31, 2008.

Allowance for Doubtful Accounts

The determination of the collectibility of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. A substantial portion of the Company's revenues come from international oil companies, international shipyards, international oilfield service companies, and government-owned or government-controlled oil companies. Therefore, the Company has significant receivables in many foreign jurisdictions. If worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions deteriorate, the creditworthiness of the Company's customers could also deteriorate and they may be unable to pay these receivables, and additional allowances could be required. At December 31, 2008 and 2007, allowance for bad debts totaled $72.7 million and $44.8 million, or 2.3% and 2.1% of gross accounts receivable, respectively.

Historically, the Company's charge-offs and provisions for the allowance for doubtful accounts have been immaterial to the Company's consolidated financial statements. However, because of the risk factors mentioned above, changes in our estimates could become material in future periods.

Inventory Reserves

Inventory is carried at the lower of cost or estimated net realizable value. The Company determines reserves for inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions, and estimates about potential alternative uses, which are usually limited. The Company's inventory consists of specialized spare parts, work in process, and raw materials to support ongoing manufacturing operations and the Company's large installed base of specialized equipment used throughout the oilfield. Customers rely on the Company to stock these specialized items to ensure that their equipment can be repaired and serviced in a timely manner. The Company's estimated carrying value of inventory therefore depends upon demand driven by oil and gas drilling and well remediation activity, which depends in turn upon oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. At December 31, 2008 and 2007, inventory reserves totaled 3.1% and 3.7% of gross inventory, respectively.

While inventory reserves and accruals have not had a material impact on the Company's financial results for the periods covered in this report, changes in worldwide oil and gas activity, or the development of new technologies which make older drilling technologies obsolete, could require the Company to record additional allowances to reduce the value of its inventory. Such changes in our estimates could be material under weaker market conditions or outlook.

Impairment of Long-Lived Assets (Excluding Goodwill and Other Indefinite-Lived Intangible Assets)

Long-lived assets, which include property, plant and equipment and identified intangible assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and estimated useful lives.

The carrying values of these assets are reviewed for impairment at least annually or more frequently whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. We estimate the fair value of these intangible and fixed assets using an income approach. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. The forecasts are dependent upon assumptions regarding oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. The financial and credit market volatility directly impacts our fair value measurement through our income forecast as well as our weighted-average cost of capital, both key assumptions used in our calculation. Changes to these assumptions, including, but not limited to: further sustained declines in worldwide rig counts below current analysts' forecasts, further collapse of spot and futures prices for oil and gas, significant additional deterioration of external financing for our customers, higher risk premiums or higher cost of equity, or any other significant adverse economic news could require a provision for impairment in a future period. Due to further significant declines in the Company's stock price and oil and gas commodity prices, coupled with unprecedented turbulence in the credit markets, the Company determined a triggering event occurred in the fourth quarter of 2008. We performed an impairment analysis at December 31, 2008 which did not result in an impairment charge.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company has approximately $5.2 billion of goodwill and $0.8 billion of other intangible assets with indefinite lives on its consolidated balance sheet as of December 31, 2008. Generally accepted accounting principles require the Company to test goodwill and other indefinite-lived intangible assets for impairment at least annually or more frequently whenever events or circumstances occur indicating that goodwill or other indefinite-lived intangible assets might be impaired. Events or circumstances which could indicate a potential impairment include, but not limited to: further sustained declines in worldwide rig counts below current analysts' forecasts, further collapse of spot and futures prices for oil and gas, significant additional deterioration of external financing for our customers, higher risk premiums or higher cost of equity. The timing and magnitude of any goodwill impairment charge, which could be material, would depend on the timing and severity of the event or events triggering the charge and would require a high degree of management judgment.

The Company performs a review of goodwill for impairment annually or earlier if indicators of potential impairment exist. The annual impairment tests are performed during the fourth quarter of each year. If it is determined that goodwill is impaired the impairment is measured based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that the carrying amount of goodwill and identified intangibles has been impaired.

Fair value of the reporting units is determined based on internal management estimates, forecasts and judgments, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. While the Company primarily uses the discounted cash flow method to assess fair value, the Company uses the comparable companies and representative transaction methods to validate the discounted cash flow analysis and further support management's expectations where possible. The discounted cash flow is based on management's short-term and long-term forecast of operating performance for each reporting unit. The two main assumptions used in measuring goodwill impairment which bears the risk of change and could impact the Company's goodwill impairment analysis include the cash flow from operations from each of the Company's individual business units and the weighted average costs of capital for the discount rate. The starting point for each of the fourteen reporting unit's cash flow from operations is the detailed annual plan. The detailed planning process takes into consideration a multitude of factors including worldwide rig activity, inflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, capital spending requirements, working capital needs, customer needs to replacing aging equipment, increased complexity of drilling, new technology, and existing backlog among other items which impact the individual reporting unit projections. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted financial cyclical trends for each reporting unit and considered long-term earnings growth rates. The financial and credit market volatility directly impacts our fair value measurement through our weighted-average cost of capital that we use to determine our discount rate. During times of volatility, significant judgment must be applied to determine whether credit changes are a short term or long-term trend.

In the fourth quarter of 2008 and in the early stages of 2009, both commodity prices and rig activity dropped significantly and as a result, projections for the remainder of 2009 also reflected substantial declines compared to 2008. The Company updated its operating plans and discounted cash flows based on this information. The goodwill impairment analysis which we performed during the fourth quarter of 2008 and updated as of December 31, 2008, did not result in an impairment in the current year. The Company had no impairment of goodwill for the years ended December 31, 2007 and 2006.

The Company performed a sensitivity analysis on the projected results and goodwill impairment analysis assuming revenue for each individual reporting unit decreased an additional 20% from the current projections for each of the next three years (2009, 2010, and 2011), while holding all other factors constant, and no goodwill impairment was identified for any of the reporting units. The Company believes that such a 20% drop approximately corresponds to a three-year worldwide average rig count in the range of 2,300 to 2,400 active drilling rigs, a level of activity last seen approximately five years ago. The worldwide rig count has been volatile, is reasonably likely to continue to be so in the future, and has varied from a low of 1,458 rigs in 1999 to a high of 5,624 rigs in 1981. In 2008 worldwide rig activity averaged 3,336 active rigs. Additionally, if the Company were to increase their discount rate 200 basis points, while keeping all other assumptions constant, there would be no impairments in any of the reporting units. Inherent in our projections are key assumptions relative to how long the current downward cycle might last. While we believe these assumptions are reasonable and appropriate, we will continue to monitor these, and update our impairment analysis if the cycle downturn continues for longer than expected. While the Company does not believe that these events or changes are likely to occur, it is reasonably possible these events could transpire if market conditions worsen and if the market fails to recover in 2010 and/or 2011. Any significant changes to these assumptions and factors could have a material impact on the Company's goodwill impairment analysis.

Other indefinite-lived intangible assets, representing trade names management intends to use indefinitely, were valued and are tested for impairment using the Relief from Royalty Method, a form of the Income Approach. An impairment is measured and recognized based on the amount the book value of the indefinite-lived intangible assets exceeds its calculated fair value as of the date of the impairment test. Included in the impairment test are assumptions, for each trade name, regarding the related revenue streams attributable to the trade names, the royalty rate, and the discount rate applied. Based on the Company's indefinite-lived intangible asset impairment analysis performed during the fourth quarter of 2008, the Company had no impairment of other indefinite-lived intangible assets for the years ended December 31,2008,2007 and 2006.

If any of the above assumptions change, including in some cases insignificantly, or fails to materialize, the resulting decline in our trade name's estimated fair value could result in a material impairment charge. The Company performed a sensitivity analysis on the projected results and indefinite-lived intangible asset impairment assuming revenue for each individual trade name decreased an additional 20% from the current projections for each of the next three years (2009, 2010, and 2011), while holding all other factors constant, and a pre-tax non-cash impairment charge of approximately $39 million would be incurred under those assumptions. If the discount rate applied to the fair value calculation increased by 200 basis points, and all other assumptions remained constant, a pre-tax, non-cash impairment charge of approximately $94 million would be incurred under those assumptions.

Income Taxes

The Company is a U.S. registered company and is subject to income taxes in the U.S. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which the Company operates and income is earned.

The Company's annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available in the various jurisdictions in which it operates. The determination and evaluation of the annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each jurisdiction could impact the tax liability in any given year. The Company also operates in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in aggressive tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

The Company maintains liabilities for estimated tax exposures in jurisdictions of operation. The annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that the Company considers appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing and certain tax credits which may not be ultimately sustained. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means. The Company is subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company believes that an appropriate liability has been established for estimated exposures under the guidance in FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* which is an interpretation of the Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. However, actual results may differ materially from these estimates. The Company reviews these liabilities quarterly and to the extent audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.

The Company currently has recorded valuation allowances that the Company intends to maintain until it is more likely than not the deferred tax assets will be realized. Income tax expense recorded in the future will be reduced to the extent of decreases in the Company's valuation allowances. The realization of remaining deferred tax assets is primarily dependent on future taxable income. Any reduction in future taxable income including but not limited to any future restructuring activities may require that the Company record an additional valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on future earnings.

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that are permanently reinvested. Should the Company make a distribution from the unremitted earnings of these subsidiaries, the Company may be required to record additional taxes. Unremitted earnings of these subsidiaries were $2,254.5 million and $1,580.0 million at December 31, 2008 and 2007, respectively. The Company makes an annual determination whether to permanently reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liability would result, offset by any available foreign tax credits.

The Company does not believe it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the provisions of SFAS 157 for financial assets and liabilities as of January 1, 2008. At December 31, 2008, the Company has determined that its financial assets of $31.6 million and liabilities of $83.1 million (primarily currency related derivatives) are level 2 in the fair value hierarchy. At December 31, 2008, the fair value of the Company's foreign currency forward contracts totaled $2.3 million. There was no significant impact to the Company's consolidated financial statements from the adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides entities with an option to measure many financial assets and liabilities and certain other items at fair value as determined on an instrument by instrument basis. On January 1, 2008, the Company adopted SFAS 159 and elected not to measure any of its currently eligible assets and liabilities at fair value.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company expects that this new standard will impact certain aspects of its accounting for business combinations on a prospective basis, including the determination of fair values assigned to certain purchased assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (previously called minority interests) be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in deconsolidated subsidiaries must be measured initially at fair value. SFAS 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Company is currently assessing the impact of SFAS 160 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial statements. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact that the application of SFAS 161 to its nonfinancial assets and liabilities will have on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, "Business Combinations", and other U.S. GAAP principles. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP SFAS 142-3 on its consolidated financial position and results of operations.

Forward-Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. All statements herein regarding expected merger synergies are forward looking statements. You should be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including but not limited to changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We undertake no obligation to update any such factors or forward-looking statements to reflect future events or developments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in foreign currency exchange rates and interest rates. Additional information concerning each of these matters follows:

Foreign Currency Exchange Rates

We have extensive operations in foreign countries. The net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates, although such fluctuations generally do not affect income since their functional currency is typically the local currency. These operations also have net assets and liabilities not denominated in the functional currency, which exposes us to changes in foreign currency exchange rates that do impact income. During the years ended December 31, 2008, 2007 and 2006, the Company reported foreign currency gains (losses) of $50.2 million, ($7.0) million, and ($21.0) million, respectively. The gains (losses) were primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency. The 2008 foreign exchange gain is primarily the result in the weakening of the following major currencies of which the Company has material exposure against the U.S. dollar: British pound sterling — 27.5%, Canadian dollar — 19.7%, Euro — 4.3% and the Norwegian krone — 21.7%. Further weakening of these currencies against the U.S. dollar may continue to create similar gains in future periods to the extent we maintain net assets and liabilities not denominated in the functional currency of the countries using the above currencies as their functional currency.

Certain revenues in foreign countries are denominated in U.S. dollars, and therefore, changes in foreign currency exchange rates impact our earnings to the extent that costs associated with those U.S. dollar revenues are denominated in the local currency. Similarly, some of our revenues are denominated in foreign currencies, but have associated U.S. dollar costs, which also gives rise to foreign currency exchange rate exposure. In order to mitigate that risk, we may utilize foreign currency forward contracts to better match the currency of our revenues and associated costs. We do not use foreign currency forward contracts for trading or speculative purposes.

At December 31, 2008, we had entered into foreign currency forward contracts with notional amounts aggregating $2,743.4 million to hedge cash flow exposure to foreign currency exchange risk of forecasted or firm commitments. These exposures arise when local currency operating expenses are not in balance with local currency revenue collections. Based on quoted market prices as of December 31, 2008 and 2007 for contracts with similar terms and maturity dates, we have recorded a gain (loss) of ($142.1) million and $11.2 million, respectively, to adjust these foreign currency forward contracts to their fair market value of ($21.2) million and $14.1 million respectively. This loss is included in accumulated other comprehensive income (loss) in the consolidated balance sheet. It is expected that $48.2 million of the loss will be reclassified into earnings within the next 12 months with an offset by gains from the underlying transactions resulting in no impact to earnings or cash flow. At December 31, 2008, the Company has cash flow hedges in place through the second quarter of 2011. A gain (loss) from ineffectiveness of ($6.1) million and $4.6 million is included in earnings related to these foreign currency contracts for the years ending December 31, 2008 and 2007 respectively. Ineffectiveness for 2006 was not material.

At December 31, 2008, the Company had foreign currency forward contracts with notional amounts aggregating $131.9 million designated and qualifying as fair value hedges to hedge exposure to foreign currency exchange risk of firm commitments. Based on quoted market prices as of December 31, 2008 and 2007 for contracts with similar terms and maturity dates, we recorded a gain (loss) of ($8.5) million and $79.9 million, respectively, to adjust these foreign currency forward contracts to their fair market value of ($5.6) million and $79.9 million, respectively. This loss is offset by designated gains on the firm commitments. Ineffectiveness for 2008, 2007 and 2006 was not material.

At December 31, 2008, the Company had foreign currency forward contracts with notional amounts aggregating $977.1 million to offset exposures to foreign currency exchange risk of nonfunctional currency balance sheet accounts, primarily consisting of account receivables and account payables, and are not designated as hedges. Therefore, changes in the fair value $29.1 million for 2008 and $0.5 million for 2007 of these contracts are recorded each period in current earnings.

On January 4, 2008, the Company settled the net investment hedges with notional amounts aggregating $1,221.6 million by delivering Norwegian kroner and receiving U.S. dollars. The related cumulative tax-effected gain of $7.5 million was recorded in accumulated other comprehensive income (loss).

The following table details the Company's foregin currency exchange risk grouped by functional currency and their expected maturity periods as of December 31, 2008 (in millions except for rates):

Functional Currency	As of December 31, 2008 2009	2010	2011	Total	December 31, 2007
CAD Buy USD/Sell CAD:					
Notional amount to buy (in Canadian dollars)	526.6	—	—	526.6	15.7
Average CAD to USD contract rate	1.1843	—	—	1.1843	0.9895
Fair Value at December 31, 2008 in U.S. dollars	13.9	—	—	13.9	(0.1)
Sell USD/Buy CAD:					
Notional amount to sell (in Canadian dollars)	221.5	19.7	—	241.2	106.7
Average CAD to USD contract rate	1.1248	1.0638	—	1.1196	1.0530
Fair Value at December 31, 2008 in U.S. dollars	(15.7)	(2.2)	—	(17.9)	7.3
Sell NOK/Buy CAD:					
Notional amount to buy (in Canadian dollars)	—	—	—	—	590.0
Average CAD to USD contract rate	—	—	—	—	5.7916
Fair Value at December 31, 2008 in U.S. dollars	—	—	—	—	(18.7)
EUR Buy USD/Sell EUR:					
Notional amount to buy (in euros)	11.3	—	—	11.3	10.7
Average USD to EUR contract rate	1.4397	—	—	1.4397	1.3997
Fair Value at December 31, 2008 in U.S. dollars	0.4	—	—	0.4	(0.7)
Sell USD/Buy EUR:					
Notional amount to buy (in euros)	208.5	36.2	0.5	245.2	109.5
Average USD to EUR contract rate	1.4083	1.3420	1.4431	1.3986	1.3719
Fair Value at December 31, 2008 in U.S. dollars	(0.9)	2.0	—	1.1	10.6
GBP Sell USD/Buy GBP:					
Notional amount to buy (in British Pounds Sterling)	32.7	1.0	—	33.7	13.2
Average USD to GBP contract rate	1.5630	1.6166		1.5647	2.0418
Fair Value at December 31, 2008 in U.S. dollars	(3.9)	(0.2)	—	(4.1)	(0.6)
NOK Buy EUR/Sell NOK:					
Notional amount to buy (in Norwegian krone)	—	—	—	—	1,285.6
Average NOK to EUR contractrate	—	—	—	—	8.1111
Fair Value at December 31, 2008 in U.S. dollars	—	—	—	—	1.9
Buy GBP/Sell NOK:					
Notional amount to buy (in Norwegian krone)	—	—	—	—	171.3
Average NOK to GBP contract rate	—	—	—	—	11.4289
Fair Value at December 31, 2008 in U.S. dollars	—	—	—	—	(1.0)
Buy USD/Sell NOK:					
Notional amount to buy (in Norwegian krone)	—	—	—	—	994.3
Average NOK to USD contract rate	—	—	—	—	5.8346
Fair Value at December 31, 2008 in U.S. dollars	—	—	—	—	(8.3)
Sell USD/Buy NOK:					
Notional amount to buy (in Norwegian krone)	—	—	—	—	11,976.3
Average NOK to USD contract rate	—	—	—	—	5.8365
Fair Value at December 31, 2008 in U.S. dollars	—	—	—	—	87.5
USD Buy DKK/Sell USD:					
Notional amount to buy (in U.S. dollars)	46.6	—	—	46.6	—
Average DKK to USD contract rate	5.4968	—	—	5.4968	—
Fair Value at December 31, 2008 in U.S. dollars	1.8	—	—	1.8	—
Buy EUR/Sell USD:					
Notional amount to buy (in U.S. dollars)	748.0	1.0	—	749.0	—
Average USD to EUR contract rate	1.3790	1.4540		1.3791	—
Fair Value at December 31, 2008 in U.S. dollars	14.3	—	—	14.3	—
USD Buy GBP/Sell USD:					

Notional amount to buy (in U.S. dollars)	108.0	—	—	108.0	—
Average USD to GBP contract rate	1.5623	—	—	1.5623	—
Fair Value at December 31, 2008 in U.S. dollars	(8.1)	—	—	(8.1)	—
Buy NOK/Sell USD:					
Notional amount to buy (in U.S. dollars)	964.5	360.8	—	1,325.3	—
Average NOK to USD contract rate	6.5855	6.3957		6.5338	—
Fair Value at December 31, 2008 in U.S. dollars	(64.5)	(36.0)	—	(100.5)	—
Sell CAD/Buy USD:					
Notional amount to sell (in U.S. dollars)	—	—	—	—	632.0
Average CAD to USD contract rate	—	—	—	—	1.0713
Fair Value at December 31, 2008 in U.S. dollars	—	—	—	—	30.6
Sell EUR/Buy USD:					
Notional amount to sell (in U.S. dollars)	72.4	—	3.5	75.9	3.4
Average USD to EUR contract rate	1.3832	—	1.2715	1.3777	1.3340
Fair Value at December 31, 2008 in U.S. dollars	(1.2) -		(0.3)	(1.5)	(0.3)
Sell NOK/Buy USD:					
Notional amount to sell (in U.S. dollars)	513.3	76.0	—	589.3	—
Average NOK to USD contract rate	5.8532	5.9424		5.8647	—
Fair Value at December 31, 2008 in U.S. dollars	90.5	13.1	—	103.6	—
Other Currencies					
Fair Value at December 31, 2008 in U.S. dollars	(0.6)	(0.1)	—	(0.7)	(1.8)
Total Fair Value	26.0	(23.4)	(0.3)	2.3	106.4

The Company had other financial market risk sensitive instruments denominated in foreign currencies totaling $46.4 million as of December 31, 2008 excluding trade receivables and payables, which approximate fair value. These market risk sensitive instruments consisted of cash balances and overdraft facilities. The Company estimates that a hypothetical 10% movement of all applicable foreign currency exchange rates on these financial market risk sensitive instruments could affect net income by $3.0 million.

The counterparties to forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency rate differential.

We assess the functional currencies of our operating units to ensure that the appropriate currencies are utilized in accordance with the guidance of SFAS No. 52, *Foreign Currency Translation* . Effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian krone to the U.S. dollar to more appropriately reflect the primary economic environment in which they operate. This change was precipitated by significant changes in the economic facts and circumstances, including: the increased order rate for large drilling platforms and components technology, the use of our Norway unit as our preferred project manager of these projects, increasing revenue and cost base in U.S. dollars, and the implementation of an international cash pool denominated in U.S. dollars. As a Norwegian krone functional unit, Norway was subject to increasing foreign currency exchange risk as a result of these changes in its economic environment and was dependent upon significant hedging transactions to offset its non-functional currency positions.

At December 31, 2007, our Norway operations had foreign currency forward contracts with notional amounts aggregating $2,550.5 million with a fair value of $91.3 million to mitigate foreign currency exchange risk against the U.S. dollar, our reporting currency. Effective with the change in the functional currency, the Company terminated these hedges. The related net gain position of $108.8 million associated with the terminated hedges has been deferred and is being recognized into earnings in the future period(s) the forecasted transactions affect earnings, of which $64.3 million has been recognized into earnings at December 31, 2008. The Company has subsequent to January 1, 2008, entered into new hedges to cover the exposures as a result of the changes to U.S. dollar functional. At December 31, 2008, our Norway operations had derivatives with $2,547.5 million in notional value with a fair value of $6.3 million, included in the table above.

Interest Rate Risk

At December 31, 2008, our long term borrowings consisted $200.0 million of 5.65% Senior Notes, $200.0 million of 7.25% Senior Notes, $150.0 million of 6.5% Senior Notes, $150.0 million of 5.5% Senior Notes and $151.0 million of 6.125% Senior Notes. We had $22.9 million of other borrowings at December 31, 2008. We occasionally have borrowings under our other credit facilities, and a portion of these borrowings could be denominated in multiple currencies which could expose us to market risk with exchange rate movements. These instruments carry interest at a pre-agreed upon percentage point spread from either LIBOR, NIBOR or EURIBOR, or at the prime interest rate. Under our credit facilities, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR, NIBOR or EURIBOR for 30 days to 6 months. Our objective is to maintain a portion of our debt in variable rate borrowings for the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

On February 15, 2008, we settled and terminated our three interest rate swap agreements with an aggregate notional amount of $100 million associated with our 2008 Senior Notes. Under this agreement, we received interest at a fixed rate of 7.5% and pay interest at a floating rate of six-month LIBOR plus a weighted average spread of approximately 4.675%. The swap agreements originally entered into by Varco were recorded at their fair market value at the date of the Merger and no longer qualify as effective hedges under FAS 133. The swaps have been marked-to-market for periods subsequent to the Merger and any change in their value has been reported as an adjustment to interest expense. The change in the fair market value of the interest swap agreements resulted in a $0.3 million increase in interest expense for the period ended December 31, 2008.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

(i) Evaluation of disclosure controls and procedures

As required by SEC Rule 13a-15(b), we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of December 31, 2008 at the reasonable assurance level.

On April 21, 2008, the Company acquired Grant Prideco. For purposes of determining the effectiveness of the Company's disclosure controls and procedures and in the Company's internal control over financial reporting, as disclosed in this report, management has excluded Grant Prideco from its evaluation of these matters. The acquired business represented approximately 36% of our consolidated total assets at December 31, 2008 and 11% of consolidated revenues and 10% of our consolidated operating profit for the year ended December 31, 2008.

Pursuant to section 302 of the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer have provided certain certifications to the Securities and Exchange Commission. These certifications are included herein as Exhibits 31.1 and 31.2.

(ii) Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

The Company's management report on internal control over financial reporting is set forth in this annual report on Page 56 and is incorporated herein by reference.

(b) Changes in internal control

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans.

The following table sets forth information as of our fiscal year ended December 31, 2008, with respect to compensation plans under which our common stock may be issued:

Plan Category	Number of securities to be issued upon exercise of warrants and rights (a)	Weighted-average exercise price of outstanding rights (b)	Number of securities remaining available for equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders	7,547,822	$ 37.24	5,315,252
Equity compensation plans not approved by security holders	—	—	—
Total	7,547,822	$ 37.24	5,315,252

(1) Shares could be issued other than upon the exercise of stock options, warrants or rights; however, none are anticipated during 2009.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the definitive Proxy Statement for the 2009 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Exhibits

(1) Financial Statements The following financial statements are presented in response to Part II, Item 8:

(2) Financial Statement Schedule

All schedules, other than Schedule II, are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

(3) Exhibits

2.1 Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004 between National-Oilwell, Inc. and Varco International, Inc. (4).

2.2 Agreement and Plan of Merger, effective as of December 16, 2007, between National Oilwell Varco, Inc., NOV Sub, Inc., and Grant Prideco, Inc. (8)

3.1 Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (Exhibit 3.1) (1).

3.2 Amended and Restated By-laws of National Oilwell Varco, Inc. (Exhibit 3.1) (9).

10.1 Employment Agreement dated as of January 1, 2002 between Merrill A. Miller, Jr. and National Oilwell. (Exhibit 10.1) (2).

10.2 Employment Agreement dated as of January 1, 2002 between Dwight W. Rettig and National Oilwell, with similar agreement with Mark A. Reese. (Exhibit 10.2) (2).

10.3 Form of Amended and Restated Executive Agreement of Clay C. Williams. (Exhibit 10.12) (3).

10.4 National Oilwell Varco Long-Term Incentive Plan (5)*.

10.5 Form of Employee Stock Option Agreement (Exhibit 10.1) (6)

10.6 Form of Non-Employee Director Stock Option Agreement (Exhibit 10.2) (6).

10.7 Form of Performance-Based Restricted Stock (18 Month) Agreement (Exhibit 10.1) (7).

10.8 Form of Performance-Based Restricted Stock (36 Month) Agreement (Exhibit 10.2) (7).

10.9 Five-Year Credit Agreement, dated as of April 21, 2008, among National Oilwell Varco, Inc., the financial institutions signatory thereto, including Wells Fargo Bank, N.A., in their capacities as Administrative Agent, Co-Lead Arranger and Joint Book Runner, DnB Nor Bank ASA, as Co-Lead Arranger and Joint Book Runner, and Fortis Capital Corp., The Bank of Nova Scotia and The Bank of Tokyo — Mitsubishi UFJ, Ltd., as Co-Documentation Agents. (Exhibit 10.1) (10).

10.10 First Amendment to Employment Agreement dated as of December 22, 2008 between Merrill A. Miller, Jr. and National Oilwell Varco (Exhibit 10.1) (11)

10.11 Second Amendment to Executive Agreement, dated as of December 22, 2008, of Clay Williams and National Oilwell Varco (Exhibit 10.2) (11)

10.12 First Amendment to Employment Agreement dated as of December 22, 2008 between Mark A. Reese and National Oilwell Varco (Exhibit 10.3) (11)

10.13 First Amendment to Employment Agreement dated as of December 22, 2008 between Dwight W. Rettig and National Oilwell Varco (Exhibit 10.4) (11)

10.14 Employment Agreement dated as of December 22, 2008 between Robert W. Blanchard and National Oilwell Varco (Exhibit 10.5) (11)

21.1 Subsidiaries of the Registrant

23.1 Consent of Ernst & Young LLP

24.1 Power of Attorney (included on signature page hereto).

31.1 Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended

31.2 Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended

32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Compensatory plan or arrangement for management or others

(1) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on August 11, 2000.

(2) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 28, 2002.

(3) Filed as an Exhibit to Varco International, Inc.'s Quarterly Report on Form 10-Q filed on May 6, 2004.

(4) Filed as Annex A to our Registration Statement on Form S-4 filed on September 16, 2004.

(5) Filed as Annex D to our Amendment No. 1 to Registration Statement on Form S-4 filed on January 31, 2005.

(6) Filed as an Exhibit to our Current Report on Form 8-K filed on February 23, 2006.

(7) Filed as an Exhibit to our Current Report on Form 8-K filed on March 27, 2007.

(8) Filed as Annex A to our Registration Statement on Form S-4 filed on January 28, 2008.

(9) Filed as an Exhibit to our Current Report on Form 8-K filed on February 21, 2008.

(10) Filed as an Exhibit to our Current Report on Form 8-K filed on April 22, 2008.

(11) Filed as an Exhibit to our Current Report on Form 8-K filed on December 23, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL OILWELL VARCO, INC.

Dated: February 28, 2009

By: /s/ MERRILL A. MILLER, JR.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints Merrill A. Miller, Jr. and Clay C. Williams, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ MERRILL A. MILLER, JR. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer	February 28, 2009
/s/ CLAY C. WILLIAMS Clay C. Williams	Senior Vice President and Chief Financial Officer	February 28, 2009
/s/ ROBERT W. BLANCHARD Robert W. Blanchard	Vice President, Corporate Controller and Chief Accounting Officer	February 28, 2009
/s/ GREG L. ARMSTRONG Greg L. Armstrong	Director	February 28, 2009
/s/ ROBERT E. BEAUCHAMP Robert E. Beauchamp	Director	February 28, 2009
/s/ BEN A. GUILL Ben A. Guill	Director	February 28, 2009
/s/ DAVID D. HARRISON David D. Harrison	Director	February 28, 2009
/s/ ROGER L. JARVIS Roger L. Jarvis	Director	February 28, 2009
/s/ ERIC L. MATTSON Eric L. Mattson	Director	February 28, 2009
/s/ JEFFERY A. SMISEK Jeffery A. Smisek	Director	February 28, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

National Oilwell Varco, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. National Oilwell Varco, Inc.'s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008

On April 21, 2008, the Company acquired Grant Prideco. For purposes of determining the effectiveness of the Company's disclosure controls and procedures and in the Company's internal control over financial reporting, as disclosed in this report, management has excluded Grant Prideco from its evaluation of these matters. The acquired business represented approximately 36% of our consolidated total assets at December 31, 2008 and 11% of consolidated revenues and 10% of our consolidated operating profit for the year ended December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K.

/s/ Merrill A. Miller, Jr.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

/s/ Clay C. Williams
Clay C. Williams
Senior Vice President and Chief Financial Officer

Houston, Texas
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
National Oilwell Varco, Inc.

We have audited the accompanying consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Oilwell Varco, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 14 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretations — FIN 48: *Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109* and, as discussed in Note 10, effective January 1, 2008 the Company adopted the measurement date provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Houston, Texas
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
National Oilwell Varco, Inc.

We have audited National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Oilwell Varco, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Grant Prideco business acquired in 2008, which are included in the 2008 consolidated financial statements of National Oilwell Varco, Inc. The Grant Prideco businesses represented approximately 36% of consolidated assets at December 31, 2008, 11% of consolidated revenues and 10% of consolidated operating profit for the year ended December 31, 2008. Our audit of internal control over financial reporting of National Oilwell Varco, Inc. also did not include an evaluation of the internal control over financial reporting of the Grant Prideco businesses.

In our opinion, National Oilwell Varco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 25, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Houston, Texas
February 25, 2009

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,542.8	$ 1,841.8
Receivables, net	3,135.9	2,099.8
Inventories, net	3,806.0	2,574.7
Costs in excess of billings	618.5	643.5
Deferred income taxes	270.9	131.5
Prepaid and other current assets	283.1	302.5
Total current assets	9,657.2	7,593.8
Property, plant and equipment, net	1,676.7	1,197.3
Deferred income taxes	126.0	55.6
Goodwill	5,225.0	2,445.1
Intangibles, net	4,300.3	774.1
Investment in unconsolidated affiliate	420.8	—
Other assets	72.7	49.0
Total assets	$ 21,478.7	$ 12,114.9
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 851.9	$ 604.0
Accrued liabilities	2,376.3	1,761.4
Billings in excess of costs	2,160.7	1,396.1
Current portion of long-term debt and short-term borrowings	4.3	152.8
Accrued income taxes	230.3	112.4
Total current liabilities	5,623.5	4,026.7
Long-term debt	869.6	737.9
Deferred income taxes	2,134.4	564.3
Other liabilities	127.7	61.8
Total liabilities	8,755.2	5,390.7
Commitments and contingencies		
Minority interest	95.9	62.8
Stockholders' equity:		
Common stock - par value $.01; 417,350,924 and 356,867,498 shares issued and ouststanding at December 31, 2008 and December 31, 2007	4.2	3.6
Additional paid-in capital	7,989.1	3,617.2
Accumulated other comprehensive income (loss)	(161.8)	195.0
Retained earnings	4,796.1	2,845.6
Total stockholders' equity	12,627.6	6,661.4
Total liabilities and stockholders' equity	$ 21,478.7	$ 12,114.9

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data)

	Years Ended December 31,		
	2008	2007	2006
Revenue			
Sales	$ 11,162.5	$ 7,873.3	$ 5,472.5
Services	2,268.9	1,915.7	1,553.3
Total	13,431.4	9,789.0	7,025.8
Cost of revenue			
Cost of sales	7,783.9	5,675.3	4,230.4
Cost of services	1,576.0	1,283.5	1,034.8
Total	9,359.9	6,958.8	5,265.2
Gross profit	4,071.5	2,830.2	1,760.6
Selling, general and administrative	1,154.0	785.8	649.5
Operating profit	2,917.5	2,044.4	1,111.1
Interest and financial costs	(67.3)	(50.3)	(48.7)
Interest income	44.6	52.6	18.1
Equity income in unconsolidated affiliate	42.4	—	—
Other income (expense), net	24.1	(17.8)	(31.3)
Income before income taxes and minority interest	2,961.3	2,028.9	1,049.2
Provision for income taxes	992.8	675.8	355.7
Income before minority interest	1,968.5	1,353.1	693.5
Minority interest in income of consolidated subsidiaries	16.5	16.0	9.5
Net income	$ 1,952.0	$ 1,337.1	$ 684.0
Net income per share:			
Basic	$ 4.91	$ 3.77	$ 1.95
Diluted	$ 4.90	$ 3.76	$ 1.93
Weighted average shares outstanding:			
Basic	397.3	354.4	350.4
Diluted	398.7	355.4	353.6

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 1,952.0	$ 1,337.1	$ 684.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	401.6	214.1	160.6
Stock-based compensation	66.8	43.1	31.2
Excess benefit from the exercise of stock options	(37.1)	(22.9)	(13.5)
Equity income in unconsolidated affiliate	(42.4)	—	—
Other non-cash items, net	98.6	63.8	27.2
Change in operating assets and liabilities, net of acquisitions: Receivables	(625.9)	(464.8)	(442.1)
Inventories	(643.0)	(757.6)	(619.9)
Costs in excess of billings	25.0	(334.6)	33.0
Prepaid and other current assets	230.3	(143.6)	(101.7)
Accounts payable	95.3	84.2	(93.5)
Billings in excess of costs	764.6	831.6	466.4
Other assets/liabilities, net	8.3	337.6	1,085.0
Net cash provided by operating activities	2,294.1	1,188.0	1,216.7
Cash flows from investing activities:			
Purchases of property, plant and equipment	(378.5)	(251.8)	(200.4)
Business acquisitions, net of cash acquired	(3,007.9)	(323.9)	(329.7)
Business divestitures, net of cash disposed	800.9	—	—
Dividend from unconsolidated affiliate	112.7	—	—
Other, net	(0.5)	0.8	—
Net cash used in investing activities	(2,473.3)	(574.9)	(530.1)
Cash flows from financing activities:			
Borrowings against lines of credit and other debt	2,730.8	47.0	30.0
Payments against lines of credit and other debt	(2,919.9)	(11.6)	(35.1)
Excess tax benefits from exercise of stock options	37.1	22.9	13.5
Proceeds from stock options exercised	78.0	91.3	32.7
Net cash provided by (used in) financing activities	(74.0)	149.6	41.1
Effect of exchange rates on cash	(45.8)	121.7	20.3
Increase (decrease) in cash equivalents	(299.0)	884.4	748.0
Cash and cash equivalents, beginning of period	1,841.8	957.4	209.4
Cash and cash equivalents, end of period	$ 1,542.8	$ 1,841.8	$ 957.4
Supplemental disclosures of cash flow information:			
Cash payments during the period for:			
Interest	$ 75.6	$ 56.8	$ 56.2
Income taxes	$ 1,260.7	$ 703.4	$ 272.4

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In millions)

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Unearned Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2005	348.7	$ 3.5	$ 3,399.1	$ (16.5)	$ (21.8)	$ 829.9	$ 4,194.2
Net income	—	—	—	—	—	684.0	684.0
Other comprehensive income:							
Currency translation adjustments	—	—	—	—	66.8	—	66.8
Derivative financial instruments	—	—	—	—	8.0	—	8.0
Change in defined benefit plans	—	—	—	—	(6.6)	—	(6.6)
Comprehensiv e income							752.2
Adoption of FAS158, net of tax	—	—	—	—	(0.3)	—	(0.3)
Adoption of FAS123R	-	—	(16.5)	16.5	—	—	—
Stock-based compensation	—	—	31.2	—	—	—	31.2
Common stock issued	2.4	—	32.7	—	—	—	32.7
Excess tax benefit of options exercised	—	—	13.5	—	—	—	13.5
Balance at December 31, 2006	351.1	$ 3.5	$ 3,460.0	$ —	$ 46.1	$ 1,513.9	$ 5,023.5
Net income	—	—	—	—	—	1,337.1	1,337.1
Other comprehensive income:							
Currency translation adjustments	—	—	—	—	136.6	—	136.6
Derivative financial instruments	—	—	—	—	17.7	—	17.7
Change in defined benefit plans	—	—	—	—	(5.4)	—	(5.4)
Comprehensive income							1,486.0
Adoption of FIN48	—	—	—	—	—	(5.4)	(5.4)
Stock-based compensation	—	—	43.1	—	—	—	43.1
Common stock issued	4.8	0.1	91.2	—	—	—	91.3
Excess tax benefit of options exercised	—	—	22.9	—	—	—	22.9
Balance at December 31, 2007	355.9	$ 3.6	$ 3,617.2	$ —	$ 195.0	$ 2,845.6	$ 6,661.4
Net income	—	—	—	—	—	1,952.0	1,952.0
Other comprehensive income:							
Currency translation adjustments	—	—	—	—	(176.4)	—	(176.4)
Derivative financial instruments	—	—	—	—	(160.6)	—	(160.6)
Change in defined benefit plans	—	—	—	—	(19.8)	—	(19.8)
Comprehensive income							1,595.2
Adoption of FAS158, net of tax	—	—	—	—	—	(1.5)	(1.5)
Stock issued in acquisition	56.9	0.6	4,190.1	—	—	—	4,190.7
Stock-based compensation	—	—	66.8	—	—	—	66.8
Common stock issued	4.6	—	77.9	—	—	—	77.9
Excess tax benefit of options exercised	—	—	37.1	—	—	—	37.1
Balance at December 31, 2008	417.4	$ 4.2	$ 7,989.1	$ —	$(161.8)	$ 4,796.1	$ 12,627.6

The accompanying notes are an integral part of these statements.

1. Organization and Basis of Presentation

Nature of Business

We design, construct, manufacture and sell comprehensive systems, components, and products used in oil and gas drilling and production, provide oilfield services and supplies, and distribute products and provide supply chain integration services to the upstream oil and gas industry. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies, drilling contractors and oilfield service companies, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of National Oilwell Varco, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments that are not wholly-owned, but where we exercise control, are fully consolidated with the equity held by minority owners and their portion of net income (loss) reflected as minority interest in the accompanying consolidated financial statements. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Investments in which we exercise no control or significant influence would be accounted for under the cost method. Certain reclassifications have been made to the 2007 and 2006 consolidated financial statements in order for them to conform with the 2008 presentation.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, and payables approximated fair value because of the relatively short maturity of these instruments. Cash equivalents include only those investments having a maturity date of three months or less at the time of purchase. The carrying values of other financial instruments approximate their respective fair values.

Derivative Financial Instruments

We record all derivative financial instruments at their fair value in our consolidated balance sheet. Except for certain non-designated hedges and interest rate swap agreements discussed below, all derivative financial instruments we hold are designated as either cash flow or fair value hedges and are highly effective in offsetting movements in the underlying risks. Accordingly, gains and losses from changes in the fair value of designated derivative financial instruments are deferred and recognized in earnings as revenues or costs of sales as the underlying transactions occur. Any ineffective portion of the change in the fair value is recorded in earnings as incurred. We use foreign currency forward contracts to mitigate our exposure to changes in foreign currency exchange rates on recognized nonfunctional currency monetary accounts, forecasted transactions and firm sale and purchase commitments to better match the local currency cost components of non-functional currency transactions. Such arrangements typically have terms between two and 24 months, but may have longer terms depending on the project and our backlog. We may also use interest rate contracts to mitigate our exposure to changes in interest rates on anticipated long-term debt issuances. We do not use derivative financial instruments for trading or speculative purposes.

At December 31, 2008, we had entered into foreign currency forward contracts with notional amounts aggregating $2,743.4 million to hedge cash flow exposure to foreign currency exchange risk of forecasted or firm commitments. These exposures arise when local currency operating expenses are not in balance with local currency revenue collections. Based on quoted market prices as of December 31, 2008 and 2007 for contracts with similar terms and maturity dates, we have recorded a gain (loss) of ($142.1) million and $11.2 million, respectively, to adjust these foreign currency forward contracts to their fair market value of $21.2 million and $14.1 million, respectively. This loss is included in accumulated other comprehensive income (loss) in the consolidated balance sheet. It is expected that $48.2 million of the loss will be reclassified into earnings within the next 12 months with an offset by gains from the underlying transactions resulting in no impact to earnings or cash flow. At December 31, 2008, the Company has cash flow hedges in place through the second quarter of 2011. A gain (loss) from ineffectiveness of ($6.1) million and $4.6 million is included in earnings related to these foreign currency contracts for the years ending December 31, 2008 and 2007, respectively. Ineffectiveness for 2006 was not material.

At December 31, 2008, the Company had foreign currency forward contracts with notional amounts aggregating $131.9 million designated and qualifying as fair value hedges to hedge exposure to foreign currency exchange risk of firm commitments. Based on quoted market prices as of December 31, 2008 and 2007 for contracts with similar terms and maturity dates, we recorded a gain (loss) of ($8.5) million and $79.9 million, respectively, to adjust these foreign currency forward contracts to their fair market value of ($5.6) million and $79.9 million, respectively. This loss offsets designated gains on firm commitments. At December 31, 2008, the Company has fair value hedges in place through the first quarter of 2011. Ineffectiveness for 2008, 2007 and 2006 was not material.

At December 31, 2008, the Company had foreign currency forward contracts with notional amounts aggregating $977.1 million to offset exposures to foreign currency exchange risk of nonfunctional currency balance sheet accounts, primarily consisting of accounts receivable and accounts payable and are not designated as hedges. Therefore, changes in the fair value $29.1 million for 2008 and $0.5 million for 2007 of these contracts are recorded each period in current earnings.

On January 4, 2008, the Company settled the net investment hedges with notional amounts aggregating $1,221.6 million by delivering Norwegian kroner and receiving U.S. dollars. The related cumulative tax-effected gain of $7.5 million was recorded in accumulated other comprehensive income (loss).

We assess the functional currencies of our operating units to ensure that the appropriate currencies are utilized in accordance with the guidance of SFAS No. 52, *Foreign Currency Translation* . Effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian krone to the U.S. dollar to more appropriately reflect the primary economic environment in which they operate. This change was precipitated by significant changes in the economic facts and circumstances including, the increased order rate for large drilling platforms and components technology, the use of our Norway unit as our preferred project manager of these projects, increasing revenue and cost base in U.S. dollars, and the implementation of an international cash pool denominated in U.S. dollars. As a Norwegian krone functional unit, Norway was subject to increasing foreign currency exchange risk as a result of these changes in its economic environment and was dependent upon significant hedging transactions to offset its non-functional currency positions.

At December 31, 2007, our Norway operations had foreign currency forward contracts with notional amounts aggregating $2,550.5 million with a fair value of $91.3 million to mitigate foreign currency exchange risk against the U.S. dollar, our reporting currency. Effective with the change in the functional currency, the Company terminated these hedges. The related net gain position of $108.8 million associated with the terminated hedges has been deferred and is being recognized into earnings in the future period(s) the forecasted transactions affect earnings, of which $64.3 million has been recognized into earnings at December 31, 2008. The Company has subsequent to January 1, 2008, entered into new hedges to cover the exposures as a result of the changes to U.S. dollar functional. At December 31, 2008, our Norway operations had derivatives with $2,547.5 million in notional value with a fair value of $6.3 million.

Inventories

Inventories consist of raw materials, work-in-process and oilfield and industrial finished products, manufactured equipment and spare parts. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations related to our installed base and the development of new products. The allowance, which totaled $123.2 million and $99.3 million at December 31, 2008 and 2007, respectively, is the amount necessary to reduce the cost of the inventory to its estimated realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of individual items. Depreciation expense was $221.9 million, $153.1 million and $119.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The estimated useful lives of the major classes of property, plant and equipment are included in Note 6 to the consolidated financial statements.

Long-lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying value of assets used in operations that is not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis.

Intangible Assets

On at least an annual basis, we assess whether goodwill and other indefinite-lived intangible assets are impaired. Our annual impairment tests are performed during the fourth quarter of each year and have indicated no impairment. If we determine that goodwill is impaired, we measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. In the fourth quarter of 2008 and in the early stages of 2009, both commodity prices and rig activity dropped significantly and as a result, projections for the remainder of 2009 also reflected substantial declines compared to 2008. The Company updated its operating plans and discounted cash flows based on this information. The goodwill impairment analysis which we performed during the fourth quarter of 2008 and updated as of December 31, 2008, did not result in an impairment in the current year. The Company had no impairment of goodwill for the years ended December 31, 2007 and 2006. Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. While the Company primarily uses the discounted cash flow method to assess fair value, the Company uses the comparable companies and representative transaction methods to validate the discounted cash flow analysis and further support management's expectations.

Goodwill is identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Corporate/ Eliminations	Total
Balance, December 31, 2006	$ 1,168.3	$ 1,034.9	$ 35.2	$ 6.3	$ 2,244.7
Purchase price and other adjustments	(27.9)	29.8	—	—	1.9
Goodwill acquired during period	44.8	96.8	—	—	141.6
Translation adjustments	45.5	7.5	3.9	—	56.9
Balance, December 31, 2007	1,230.7	1,169.0	39.1	6.3	2,445.1
Reorganization of segments	231.8	(256.4)	24.6	—	—
Goodwill acquired	—	2,812.5	2.7	—	2,815.2
Translation adjustments	(4.7)	(25.9)	(4.7)	—	(35.3)
Balance, December 31, 2008	$ 1,457.8	$ 3,699.2	$ 61.7	$ 6.3	$ 5,225.0

Identified intangible assets with determinable lives consist primarily of customer relationships, trademarks, trade names, patents, and technical drawings acquired in acquisitions, and are being amortized on a straight-line basis over the estimated useful lives of 2-30 years. Amortization expense of identified intangibles is expected to be approximately $240 million in each of the next five years. Included in intangible assets are approximately $790 million of indefinite-lived intangible assets.

Identified intangible assets are identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Corporate/ Eliminations	Total
Balance, December 31, 2006	$ 264.2	$ 439.1	$ 1.9	$ —	$ 705.2
Additions to intangible assets	38.7	75.5	—	—	114.2
Amortization	(20.7)	(39.6)	(0.3)	—	(60.6)
Translation	6.6	8.4	0.3	—	15.3
Balance, December 31, 2007	288.8	483.4	1.9	—	774.1
Reorganization of segments	97.0	(104.6)	7.6	—	—
Additions to intangible assets	7.0	3,716.0	—	—	3,723.0
Amortization	(30.8)	(147.2)	(1.2)	—	(179.2)
Translation	(0.7)	(14.9)	(2.0)	—	(17.6)
Balance, December 31, 2008	$ 361.3	$ 3,932.7	$ 6.3	$ —	$ 4,300.3

Identified intangible assets by major classification consist of the following (in millions):

	Gross	Accumulated Amortization	Net Book Value
December 31, 2007:			
Customer relationships	$ 554.1	$ (81.9)	$ 472.2
Trademarks	214.6	(22.8)	191.8
Other	143.0	(32.9)	110.1
Total identified intangibles	$ 911.7	$ (137.6)	$ 774.1
December 31, 2008:			
Customer relationships	$ 2,751.5	$ (210.4)	$ 2,541.1
Trademarks	1,373.8	(39.5)	1,334.3
Other	493.7	(68.8)	424.9
Total identified intangibles	$ 4,619.0	$ (318.7)	$ 4,300.3

Foreign Currency

The functional currency for most of our foreign operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income (loss). Revenues and expenses are translated at average exchange rates in effect during the period. Certain other foreign operations use the U.S. dollar as the functional currency. Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income. Net foreign currency transaction gains (losses) were $50.2 million, ($7.0 million) and ($21.0 million) for the years ending December 31, 2008, 2007 and 2006, respectively, and are included in other income (expense) in the accompanying statement of operations.

As previously discussed, effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian krone to the U.S. dollar to more appropriately reflect the primary economic environment in which they currently operate.

Revenue Recognition

The Company's products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not generally include right of return or other similar provisions or other significant post delivery obligations. Except for certain construction contracts and drill pipe sales described below, the Company records revenue at the time its manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectability is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed. The amounts billed for shipping and handling cost are included in revenue and related costs are included in costs of sales.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology segment. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost estimates at the beginning of each project. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors. These factors can impact the accuracy of the Company's estimates and materially impact the Company's current and future reported earnings.

The asset, "Costs in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs," represents billings in excess of revenues recognized.

Drill Pipe Sales

For drill pipe sales, if requested in writing by the customer, delivery may be satisfied through delivery to the Company's customer storage location or to a third-party storage facility. For sales transactions where title and risk of loss have transferred to the customer but the supporting documentation does not meet the criteria for revenue recognition prior to the products being in the physical possession of the customer, the recognition of the revenues and related inventory costs from these transactions are deferred until the customer takes physical possession.

Service and Product Warranties

The Company provides service and warranty policies on certain of its products. The Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claim experience in accordance with SFAS 5. Adjustments are made to accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues and accrues for them when they are encountered.

The changes in the carrying amount of service and product warranties are as follows (in millions):

Balance, December 31, 2006	$ 57.3
Net provisions for warranties issued during the year	78.2
Payments	(45.9)
Foreign currency translation	1.9
Balance, December 31, 2007	$ 91.5
Net provisions for warranties issued during the year	77.4
Payments	(53.9)
Foreign currency translation	(1.1)
Balance, December 31, 2008	$ 113.9

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and gas industry. Concentrations of credit risk are limited because we have a large number of geographically diverse customers, thus spreading trade credit risk. We control credit risk through credit evaluations, credit limits and monitoring procedures. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral, but may require letters of credit for certain international sales. Credit losses are provided for in the financial statements. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. Accounts receivable are net of allowances for doubtful accounts of approximately $72.7 million and $44.8 million at December 31, 2008 and 2007, respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock option plans using the intrinsic value method of accounting provided under APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") under which no compensation expense was recognized for stock option grants. Stock-based compensation was a pro forma disclosure in the financial statement footnotes and continues to be for periods prior to January 1, 2006.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment," ("SFAS 123(R)") using the modified-prospective transition method. Under this transition method, compensation cost recognized in 2007 includes: a) compensation cost for all share-based payments granted prior to January 1, 2006, but for which the requisite service period had not been completed as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of options as operating cash flows in the Statement of Consolidated Cash Flows. SFAS 123(R) requires the cash flows resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

The Company provides compensation benefits to employees and non-employee directors under share-based payment arrangements, including various employee stock option plans.

Total compensation cost that has been charged against income for all share-based compensation arrangements was $60.8 million, $43.1 million and $31.2 million for 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements was $18.8 million, $13.2 million and $8.6 million for 2008, 2007 and 2006, respectively.

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to, estimated losses on accounts receivable estimated costs and related margins of projects accounted for under percentage-of-completion ("POC"), estimated realizable value on excess and obsolete inventory, contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill and other Indefinite Lived Intangible Assets for impairment and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

In circumstances where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than other, the low end of the range is accrued.

Net Income Per Share

The following table sets forth the computation of weighted average basic and diluted shares outstanding (in millions, except per share data):

	Years Ended December 31,		
	2008	2007	2006

Numerator:			
Net income	$ 1,952.0	$ 1,337.1	$ 684.0
Denominator:			
Basic—weighted average common shares outstanding	397.3	354.4	350.4
Dilutive effect of employee stock options and other unvested stock awards	1.4	1.0	3.2
Diluted outstanding shares	398.7	355.4	353.6
Basic earnings per share	$ 4.91	$ 3.77	$ 1.95
Diluted earnings per share	$ 4.90	$ 3.76	$ 1.93

In addition, we had stock options outstanding that were anti-dilutive totaling 0.4 million at December 31, 2008, 0.1 million at December 31, 2007 and 4.6 million at December 31, 2006.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the provisions of SFAS 157 for financial assets and liabilities as of January 1, 2008. At December 31, 2008, the Company has determined that its financial assets of $31.6 million and liabilities of $83.1 million (primarily currency related derivatives) are level 2 in the fair value hierarchy. At December 31, 2008, the fair value of the Company's foreign currency forward contracts totaled $2.3 million. There was no significant impact to the Company's consolidated financial statements from the adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides entities with an option to measure many financial assets and liabilities and certain other items at fair value as determined on an instrument by instrument basis. On January 1, 2008, the Company adopted SFAS 159 and elected not to measure any of its currently eligible assets and liabilities at fair value.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company expects that this new standard will impact certain aspects of its accounting for business combinations on a prospective basis, including the determination of fair values assigned to certain purchased assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (previously called minority interests) be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in deconsolidated subsidiaries must be measured initially at fair value. SFAS 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Company is currently assessing the impact of SFAS 160 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial statements. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact that the application of SFAS 161 to its nonfinancial assets and liabilities will have on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, "Business Combinations", and other U.S. GAAP principles. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP SFAS 142-3 on its consolidated financial position and results of operations.

3. Grant Prideco Merger

Pursuant to the Agreement and Plan of Merger with Grant Prideco, Inc. ("Grant Prideco") (the "Merger"), a Delaware Corporation, effective December 16, 2007 (the "Agreement Date"), the Company issued .4498 shares of National Oilwell Varco, Inc. common stock and $23.20 in cash (the "Exchange Ratio") for each Grant Prideco common share outstanding on April 21, 2008 (the "Merger Date") totaling approximately 56.9 million shares and $2.9 billion in cash. The Company has included the financial results of Grant Prideco in its consolidated financial statements beginning on the Merger Date, the date Grant Prideco common shares were exchanged for National Oilwell Varco common shares and cash. The Grant Prideco operations are included in the Petroleum Services & Supplies segment.

Grant Prideco is a world leader in drill stem technology development and drill pipe manufacturing, sales and service and a global leader in drill bit and specialty tools, manufacturing, sales and service. The Company believes the Merger with Grant Prideco advances its strategic goal of providing more products and services to its customers and that Grant Prideco's product range adds new growth opportunities to the Company and benefit its customers' needs worldwide.

The Merger has been accounted for as a purchase business combination. Assets acquired and liabilities assumed were recorded at their estimated fair values as of April 21, 2008. The total preliminary purchase price is $7,198.6 million, including Grant Prideco stock options assumed and acquisition related transaction costs and is comprised of (in millions):

Consideration given to acquire the outstanding common stock of Grant Prideco:

Shares issued totaled approximately 56.9 million shares at $72.74 per share	$ 4,135.3
Cash paid at $23.20 per share	2,932.3
Grant Prideco stock options assumed	55.4
Merger related transaction costs	75.6
Total preliminary purchase price	$ 7,198.6

The fair value of shares issued was determined using an average price of $72.74, which represents the average closing price of the Company's common stock for a five-day period beginning two available trading days before the public announcement of the transaction. For all stock options and restricted stock granted prior to 2008, vesting was accelerated under the terms of the stock option and restricted stock agreements; therefore, there was no modification of the awards as defined under SFAS 123(R). For stock options and restricted stock granted by Grant Prideco in 2008, 320,500 Grant Prideco stock options and 388,000 shares of restricted stock were replaced with 250,402 National Oilwell Varco stock options and 303,212 shares of National Oilwell Varco restricted stock, respectively. For the 2008 Grant Prideco grants, vesting was not accelerated in connection with the Merger, under the terms of the stock option and restricted stock agreements, except for certain recipients of the 2008 Grant Prideco restricted stock grant.

Merger related costs of $75.6 million include severance and other external costs directly related to the Merger.

Transaction costs of $10.9 million for the year ending December 31, 2008 were comprised of $6.0 million for accelerated vesting of stock-based compensation, $4.0 million for bridge loan fees and $0.9 million of other costs and are included in selling, general and administrative expense in the Consolidated Statements of Income.

Preliminary Purchase Price Allocation

Under the purchase method of accounting, the total preliminary purchase price was allocated to Grant Prideco's net tangible and identifiable intangible assets based on their estimated fair values as of April 21, 2008. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price was based upon preliminary valuations, and our estimates and assumptions are subject to change upon the receipt and management's review of the final valuations. The primary areas of the purchase price allocation, which are not yet finalized, relate to identifiable intangible assets, goodwill, certain preacquisition contingencies and related adjustments to deferred taxes. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date. The following table, set forth below, displays the total preliminary purchase price allocated to Grant Prideco's net tangible and identifiable intangible assets based on their estimated fair values as of April 21, 2008 (in millions):

Cash and cash equivalents	$ 170.9
Receivables	419.7
Assets held for sale, net	783.9
Inventories	616.7
Prepaid and other current assets	209.6
Property, plant and equipment	392.0
Goodwill	2,739.0
Intangibles	3,695.9
Investment in unconsolidated affiliate	511.6
Other assets	97.5
Accounts payable and accrued liabilities	(316.4)
Accrued income taxes	(623.9)
Long-term debt	(176.4)
Deferred income taxes	(1,278.0)
Minority interest	(24.8)
Other liabilities	(18.7)
Total preliminary purchase price	$ 7,198.6

Under purchase accounting, a fair value step up adjustment of $89.1 million was made to inventory and is being charged to "Cost of sales" as the applicable inventory is sold. Cost of sales includes $89.1 million of these inventory charges for the year ended December 31, 2008.

Additionally, the Company identified other intangible assets associated with tradenames, patents, and customer relationships, and the preliminary fair values assigned were $1.2 billion, $0.3 billion, and $2.2 billion, respectively. The initial range of useful lives associated with trade names, patents, and customer relationships were 40 years to an indefinite life, 5 to 15 years and 16 to 17 years, respectively. Of the $1.2 billion associated with trade names, $0.8 billion has been initially identified as having an indefinite life.

Disposition of Certain Grant Prideco Businesses

Prior to the Merger, Grant Prideco had entered into a definitive Purchase and Sale Agreement with Vallourec S.A. and Vallourec & Mannesman Holdings, Inc. (collectively referred to as "Vallourec") to sell four of its tubular businesses for approximately $800 million in cash, subject to final working capital adjustments and standard closing conditions (including regulatory approval). The transaction closed May 16, 2008. The amount included in "Assets held for sale, net" included in the preliminary purchase price allocation above, relates to this disposition. Additionally, $255.8 million is included above in "Accrued income taxes" for taxes related to the disposition.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of National Oilwell Varco and Grant Prideco, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the Merger had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented includes the business combination accounting effect on historical Grant Prideco revenues, adjustments to depreciation on acquired property, amortization charges from acquired intangible assets, financing costs on new debt in connection with the Merger and related tax effects.

The unaudited pro forma financial information for the years ended December 31, 2008 and 2007 combines the historical results for National Oilwell Varco for the years ended December 31, 2008 and 2007 and the historical results for Grant Prideco for the years ended December 31, 2008 and 2007 (in millions):

	Years Ended December 31,	
	2008	2007
Total revenues	$ 14,035.1	$ 11,192.2
Net income	$ 2,080.1	$ 1,533.7
Basic net income per share	$ 5.02	$ 3.88
Diluted net income per share	$ 4.99	$ 3.86

4. Other Acquisitions

2008

In addition to the Grant Prideco Merger, The Company completed nine acquisitions for an aggregate purchase price of $170.7 million net of cash acquired. These acquisitions included:

- Welch Power Source, L.L.C., a Louisiana-based manufacturer of power generation equipment.
- CKS, a France-based solids control company.
- Mid-South Machine, Inc., a Louisiana-based machine shop.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2008 acquisitions (in millions):

	Total
Current assets, net of cash acquired	$ 32.1
Property, plant and equipment	61.2
Intangible assets	38.1
Goodwill	76.2
Total assets acquired	207.6
Current liabilities	11.2
Long-term debt	25.7
Total liabilities	36.9
Cash consideration, net of cash acquired	$ 170.7

The Company allocated $38.1 million to intangible assets (9.1 year weighted-average life), comprised of: $30.2 million of customer relationships (14.7 year weighted-average life), $0.6 million of trademarks (15.8 year weighted-average life), and $7.3 million of other intangible assets (3.5 year weighted-average life).

2007

The Company completed eight acquisitions for an aggregate purchase price of $286.9 million consisting of cash of $285.8 million and notes payable of $1.1 million. These acquisitions included:

- Gammaloy Holdings, L.P., a Texas-based manufacturer of downhole tools.
- Kreiter Geartech, a Texas-based manufacturer of gearing products.
- Sara Services and Engineers Pvt. Ltd., an India-based manufacturer of oil field equipment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the

2007 acquisitions (in millions):

	Total
Current assets, net of cash acquired	$ 49.9
Property, plant and equipment	48.9
Intangible assets	114.2
Goodwill	141.6
Total assets acquired	354.6
Current liabilities	37.4
Long-term debt	20.0
Total liabilities	57.4
Minority interest	11.4
Cash consideration, net of cash acquired	$ 285.8

Based on independent third-party valuations, the Company allocated $114.2 million to intangible assets (13.1 year weighted-average life), comprised of: $93.9 million of customer relationships (13.0 year weighted-average life), $9.1 million of trademarks (9.3 year weighted-average life), and $11.2 million of other intangible assets (19.5 year weighted-average life).

In January 2007, the Company also acquired the remaining 13% of NQL Energy Services, Inc.'s outstanding shares for $38.1 million.

2006

In December 2006, the Company acquired 87% of the outstanding shares of NQL Energy Services Inc. ("NQL"), a provider of downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis, for an aggregate cash purchase price of approximately $253.8 million. Based on independent third-party valuations, the Company allocated $126.6 million to intangible assets (12.1 year weighted-average life), comprised of: $107.5 million of customer relationships (15.5 year weighted-average life), $3.1 million of trademarks (5.2 year weighted-average life), and $16.0 million of other intangible assets (5.5 year weighted-average life). The remaining 13% of NQL's outstanding shares were acquired in January 2007. Due to this subsequent event, the $38.1 million purchase price of the remaining shares is included in current liabilities on the December 31, 2006 balance sheet. This acquisition complements our comprehensive offering of downhole tools.

The Company also completed nine additional acquisitions for an aggregate purchase price of $85.3 million consisting of cash of $75.9 million and notes and accrued payables of $9.4 million. These acquisitions included:

- Rolligon Ltd., a Texas-based manufacturer of coiled tubing support units and related equipment.
- Soil Recovery A/S, a Danish-based designer and manufacturer of soil recovery units used to process drilled cuttings for final disposal.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2006 acquisitions (in millions):

	NQL	All Other Acquisitions	Total
Current assets, net of cash acquired	$ 68.9	$ 30.5	$ 99.4
Property, plant and equipment	64.3	13.6	77.9
Intangible assets	126.6	3.9	130.5
Goodwill	60.1	56.7	116.8
Total assets acquired	319.9	104.7	424.6
Current liabilities	65.7	19.4	85.1
Long-term debt	0.4	9.4	9.8
Total liabilities	66.1	28.8	94.9
Cash consideration, net of cash acquired	$ 253.8	$ 75.9	$ 329.7

Each of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each business is included in the consolidated results of operations from the date of acquisition. Excluding the Grant Prideco merger, a summary of the acquisitions follows (in millions):

	2008	2007	2006
Fair value of assets acquired, net of cash acquired	$ 207.6	$ 354.6	$ 424.6
Cash paid, net of cash acquired	(170.7)	(285.8)	(329.7)
Liabilities assumed, debt issued and minority interest	$ 36.9	$ 68.8	$ 94.9
Excess purchase price over fair value of net assets acquired	$ 76.2	$ 141.6	$ 116.8

5. Inventories, net

At December 31, inventories consist of (in millions):

	December 31, 2008	December 31, 2007
Raw materials and supplies	$ 739.0	$ 420.4
Work in process	1,326.2	939.2
Finished goods and purchased products	1,740.8	1,215.1
Total	$ 3,806.0	$ 2,574.7

6. Property, Plant and Equipment

At December 31, property, plant and equipment consist of the following (in millions):

	Estimated Useful Lives	December 31, 2008	December 31, 2007
Land and buildings	5-35 Years	$ 543.7	$ 412.3
Operating equipment	3-15 Years	1,258.7	927.3
Rental equipment	3-12 Years	526.8	370.5
		2,329.2	1,710.1
Less: Accumulated Depreciation		(652.5)	(512.8)
		$ 1,676.7	$ 1,197.3

7. Accrued Liabilities

At December 31, accrued liabilities consist of (in millions):

	December 31, 2008	December 31, 2007
Compensation	$ 258.3	$ 214.7
Customer prepayments and billings	912.1	500.3
Warranty	114.0	91.5
Interest	11.4	13.8
Taxes (non income)	75.6	47.3
Insurance	50.4	42.4
Accrued purchase orders	688.0	582.5
Fair value of derivatives	59.3	111.3
Other	207.2	157.6
Total	$ 2,376.3	$ 1,761.4

8. Costs and Estimated Earnings on Uncompleted Contracts

At December 31, costs and estimated earnings on uncompleted contracts consist of (in millions):

	December 31, 2008	December 31, 2007
Costs incurred on uncompleted contracts	$ 4,776.6	$ 3,167.2
Estimated earnings	2,277.0	1,208.3
	7,053.6	4,375.5
Less: Billings to date	8,595.8	5,128.1
	$ (1,542.2)	$ (752.6)
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 618.5	$ 643.5
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,160.7)	(1,396.1)
	$ (1,542.2)	$ (752.6)

9. Long-Term Debt

At December 31, debt consists of (in millions):

	December 31, 2008	December 31, 2007
$100.0 million Senior Notes, interest at 7.5% payable semiannually, principal due on February 15, 2008	$ —	$ 100.2
$150.0 million Senior Notes, interest at 6.5% payable semiannually, principal due on March 15, 2011	150.0	150.0
$200.0 million Senior Notes, interest at 7.25% payable semiannually, principal due on May 1, 2011	208.2	211.7
$200.0 million Senior Notes, interest at 5.65% payable semiannually, principal due on November 15, 2012	200.0	200.0
$150.0 million Senior Notes, interest at 5.5% payable semiannually, principal due on November 19, 2012	151.0	151.3
Senior Notes, interest at 6.125% payable semiannually, principal due on August 15, 2015	151.0	—
Other	13.7	77.5
Total debt	873.9	890.7
Less current portion	4.3	152.8
Long-term debt	$ 869.6	$ 737.9

Principal payments of debt for years subsequent to 2008 are as follows (in millions):

2009	$ 4.3
2010	11.4
2011	353.1
2012	351.2
2013	2.8
Thereafter	151.1
	$ 873.9

Senior Notes

In connection with the Grant Prideco merger, the Company completed an exchange offer relative to the $174.6 million of 6.125% Senior Notes due 2015 previously issued by Grant Prideco. On April 21, 2008, $150.8 million of Grant Prideco Senior Notes were exchanged for National Oilwell Varco Senior Notes. The National Oilwell Varco Senior Notes have the same interest rate, interest payment dates, redemption terms and maturity as the Grant Prideco Senior Notes. In November 2008, the Company repurchased $23.6 million of the unexchanged Grant Prideco Senior Notes.

Revolving Credit Facilities

On April 21, 2008, the Company replaced its existing $500.0 million unsecured revolving credit facility with an aggregate of $3.0 billion of unsecured credit facilities and borrowed $2.0 billion to finance the cash portion of the Grant Prideco acquisition. These facilities consist of a $2.0 billion, five-year revolving credit facility and a $1.0 billion, 364-day revolving credit facility. At December 31, 2008, there were no borrowings against these facilities, and there were $603.1 million in outstanding letters of credit issued under these facilities, resulting in $2,396.9 million of funds available under this revolving credit facility at year-end. Interest under this multicurrency facility is based upon LIBOR, NIBOR or EURIBOR plus 0.26% or 0.28% subject to a ratings-based grid, or the prime rate. In early February 2009, we terminated the $1.0 billion, 364-day revolving credit facility, which matured April 20, 2009.

The Company also had $2.6 billion of additional outstanding letters of credit at December 30, 2008, primarily in Norway, that are essentially under various bilateral committed letter of credit facilities. The $1.3 billion increase in letters of credit since December 31, 2007 is the result of significant down payments from our customers, which in turn require our issuing to our customers advance payment guarantees in the form of letters of credit. Other letters of credit are issued as bid bonds and performance bonds. The Senior Notes contain reporting covenants and the credit facility contains a financial covenant regarding maximum debt to capitalization. We were in compliance with all covenants at December 31, 2008.

Other

Other debt includes approximately $5.5 million in promissory notes due to former owners of businesses acquired who remain employed by the Company.

10. Employee Benefit Plans

We have benefit plans covering substantially all of our employees. Defined-contribution benefit plans cover most of the U.S. and Canadian employees, and benefits are based on years of service, a percentage of current earnings and matching of employee contributions. Employees in our Norwegian operations can elect to participate in a defined-contribution plan in lieu of a local defined benefit plan. For the years ended December 31, 2008, 2007 and 2006, expenses for defined-contribution plans were $36.6 million, $30.7 million, and $16.8 million, and all funding is current.

Certain retired or terminated employees of predecessor or acquired companies participate in a defined benefit plan in the United States. None of the participants in this plan are eligible to accrue benefits. In addition, approximately 364 U.S. retirees and spouses participate in defined benefit health care plans of predecessor or acquired companies that provide postretirement medical and life insurance benefits. Active employees are ineligible to participate in any of these defined benefit plans. Our subsidiaries in the United Kingdom and Norway also have defined benefit pension plans covering virtually all of their employees.

As part of the purchase of Grant Prideco, Inc in 2008, National Oilwell Varco, Inc acquired the Reed Hourly Pension Plan which covers approximately 129 employees and was frozen in 2007 prior to the acquisition. The Plan is included in the consolidated National Oilwell Varco, Inc US Plan at December 31, 2008.

Implementation of SFAS 158

SFAS 158 measurement of plan assets and benefit obligations as of the end of the employer's fiscal year is effective for fiscal years ending after December 15, 2008, which the Company adopted effective December 31, 2008. The following table summarizes the impact stemming from the adoption of SFAS 158 on December 31, 2008. Net periodic benefit cost for our defined benefit pension plans in the United States, the United Kingdom and Norway was as follows (in millions):

For the year	Pension benefits					Postretirement benefits				
	2008			2007	2006	2008			2007	2006
	15 Months	12 Months	3 Months			15 Months	12 Months	3 Months		
Service cost — benefits earned during the period	$ 4.8	$ 3.8	$ 1.0	$ 5.1	$ 3.8	$ —	$ —	$ —	$ —	$ —
Interest cost on projected benefit obligation	11.9	9.5	2.4	12.2	10.7	0.8	0.6	0.2	1.0	1.0
Expected return on plan assets	(11.7)	(9.4)	(2.3)	(12.5)	(10.5)	—	—	—	—	—
Total service cost, interest cost, and expected return on plan assets	5.0	3.9	1.1	4.8	4.0	0.8	0.6	0.2	1.0	1.0
Net amortization and deferral	1.2	1.0	0.2	1.9	0.8	—	—	—	0.1	0.2
Curtailment/settlement gain	—	—	—	—	(0.4)	—	—	—	—	—
Total amortization, curtailment/settlement	1.2	1.0	0.2	1.9	0.4	—	—	—	0.1	0.2
Net periodic benefit cost	$ 6.2	$ 4.9	$ 1.3	$ 6.7	$ 4.4	$ 0.8	$ 0.6	$ 0.2	$ 1.1	$ 1.2

The change in benefit obligation, plan assets and the funded status of the defined benefit pension plans in the United States, United Kingdom, and Norway and defined postretirement plans in the United States, using a measurement date of December 31, 2008 and September 30, 2007, follows (in millions):

At year end	Pension benefits		Postretirement benefits	
	2008	2007	2008	2007
Benefit obligation at beginning of year	$ 246.3	$ 229.9	$ 14.0	$ 17.0
Service cost	4.7	5.1	—	—
Interest cost	12.3	12.2	1.0	1.0
Actuarial gain	(6.2)	(0.7)	5.2	(1.3)
Benefits paid	(12.6)	(10.4)	(1.9)	(1.3)
Participants contributions	1.1	0.9	—	—
Exchange rate (loss) gain	(49.9)	10.0	—	—
Curtailments/settlements	—	(0.7)	—	—
Acquisitions/divestitures, net	17.4	—	—	—
Other	1.3	—	2.0	(1.4)
Benefit obligation at end of year	$ 214.4	$ 246.3	$ 20.3	$ 14.0
Accumulated benefit obligation at end of year	$ 198.3	$ 222.7		
Fair value of plan assets at beginning of year	$ 206.1	$ 183.4	$ —	$ —

Actual return	(23.4)	14.7	—	—
Benefits paid	(12.5)	(9.2)	(1.9)	(1.3)
Company contributions	17.3	9.9	1.9	1.3
Participants contributions	1.1	0.9	—	—
Exchange rate (loss) gain	(49.5)	6.4	—	—
Acquisitions/divestitures, net	16.3	—	—	—
Other	(1.9)	—	—	—
Fair value of plan assets at end of year	$ 153.5	$ 206.1	$ —	$ —
Funded status	$ (60.9)	$ (41.9)	$ (20.3)	$ (13.7)
Unrecognized actuarial net loss	51.8	28.6	6.3	0.7
Prior service costs not yet recognized	1.0	0.8	(0.6)	(0.7)
Accrued benefit cost	$ (8.1)	$ (12.5)	$ (14.6)	$ (13.7)

Amounts recognized in the consolidated balance sheets consist of (in millions):

	Pension benefits		Postretirement benefits	
	2008	2007	2008	2007
Current assets	$ —	$ —	$ —	$ —
Non current assets	0.4	0.9	—	—
Non current liabilities	(61.3)	(42.8)	(20.3)	(13.7)
Accumulated other comprehensive income	52.8	29.4	—	—
Accrued benefit cost	$ (8.1)	$ (12.5)	$(20.3)	$(13.7)

Defined Benefit Pension Plans

Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions. The assumption rates used for benefit obligations are as follows:

	Years ending December 31,	
	2008	2007
Discount rate:		
United States plan	6.23%	6.34%
International plans	5.75% - 6.50%	5.50% - 5.75%
Salary increase:		
United States plan	N/A	N/A
International plans	2.50% - 4.50%	2.50% - 4.50%

The assumption rates used for net periodic benefit costs are as follows:

	Years ending December 31,		
	2008	2007	2006
Discount rate:			
United States plan	6.34%	5.97%	5.66%
International plans	5.50% - 5.75%	4.75% - 5.25%	5.66%
Salary increase:			
United States plan	N/A	N/A	N/A
International plans			
Expected return on assets:	2.50% - 4.50%	2.25% - 3.00%	2.00% - 2.75%
United States plan	7.75%	7.75%	7.75%
International plans	5.50% - 6.86%	5.17% - 6.86%	5.25% - 6.85%

In determining the overall expected long-term rate of return for plan assets, the Company takes into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category is reviewed individually and then weighted for significance in relation to the total portfolio.

The weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

	For the years ending December 31,			
	2008		2007	
	United States	International	United States	International
Equity securities	49.8%	43.3%	61.0%	46.3%
Debt securities	34.7%	32.9%	38.8%	32.7%
Real estate	0.8%	0.0%	0.0%	4.8%
Other	14.7%	23.8%	0.2%	16.2%
Total	100.0%	100.0%	100.0%	100.0%

In the U.S., our investment strategy includes a balanced approach with target allocation percentages of 50-60% equity investments and 40-50% debt securities. Our target allocation percentages in the United Kingdom plans are 50-60% equity securities and 40-50% debt securities. The Norwegian target investment allocation percentage is 100% insurance contracts. Our pension investment strategy worldwide prohibits a direct investment in our own stock.

Information for pension plans with projected benefit obligations in excess of plan assets (in millions):

	For the years ending December 31,			
	2008		2007	
	United States	International	United States	International
Projected benefit obligation	$ 44.4	$ 167.3	$ 10.5	$ 216.5
Accumulated benefit obligation	44.4	151.6	10.5	192.4
Fair value of assets	25.8	124.6	—	183.1

Information for pension plans with accumulated benefit obligations in excess of plan assets (in millions):

	For the years ending December 31,			
	2008		2007	
	United States	International	United States	International
Projected benefit obligation	$ 44.4	$ 140.0	$ 10.5	$ 24.4
Accumulated benefit obligation	44.4	135.0	10.5	22.3
Fair value of assets	25.8	103.4	—	—

In 2009, the Company expects to contribute $4.0 million in the U.S. and $5.7 million internationally to its pension plans and $1.7 million to its other postretirement benefit plans.

In addition, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

	United States Plan	International Plans	Post-Retirement Benefit Plans
2009	$ 4.2	$ 7.0	$ 1.7
2010	4.2	7.3	1.8
2011	4.2	7.6	1.8
2012	4.2	7.9	1.8
2013	4.2	8.3	1.7
Thereafter	17.3	47.5	8.0

11. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in millions):

	Change in Defined Benefit Plans	Cumulative Currency Translation Adjustments	Derivative Financial Instruments	Total
Balance at December 31, 2005	$ (8.4)	$ (6.8)	$ (6.6)	$ (21.8)
Adoption of FAS 158, net of tax	(0.3)	—	—	(0.3)
Current period activity	(9.3)	61.2	11.3	63.2
Tax effect	2.7	5.6	(3.3)	5.0
Balance at December 31, 2006	$ (15.3)	$ 60.0	$ 1.4	$ 46.1
Current period activity	(8.3)	210.6	25.3	227.6
Tax effect	2.9	(74.0)	(7.6)	(78.7)
Balance at December 31, 2007	$ (20.7)	$ 196.6	$ 19.1	$ 195.0
Current period activity	(29.8)	(265.4)	(241.6)	(536.8)
Tax effect	10.0	89.0	81.0	180.0
Balance at December 31, 2008	$ (40.5)	$ 20.2	$ (141.5)	$ (161.8)

12. Commitments and Contingencies

We are involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 2008 cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for, should not materially affect our financial position, cash flow or results of operations.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies thereunder may not result in additional, presently unquantifiable, costs or liabilities to us.

We have received federal grand jury subpoenas requesting records related to our exports to and other activities in certain countries. We are cooperating fully with agents from the U.S. Department of Commerce, Bureau of Industry and Security, in responding to the subpoenas. Based on available information, we cannot predict what effect the subpoenas or any resulting government action may have on our financial position or results of operations.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2049. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $183.5 million, $128.4 million, and $95.4 million in 2008, 2007 and 2006, respectively.

Future minimum lease commitments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2008 are payable as follows (in millions):

2009	$ 114.1
2010	93.2
2011	64.8
2012	49.9
2013	41.9
Thereafter	156.9
Total future lease commitments	$ 520.8

13. Common Stock

National Oilwell Varco has authorized 500 million shares of $.01 par value common stock. We also have authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

On August 22, 2007, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend to the Company's stockholders of record on September 7, 2007, with distribution of shares on September 28, 2007. The total number of authorized common stock shares and associated par value were unchanged by this action. All per-share amounts in the financial statements reflect the stock split for all periods presented unless indicated otherwise.

Stock Options

Under the terms of National Oilwell Varco's Long-Term Incentive Plan, as amended, 15 million shares of common stock are authorized for the grant of options to officers, key employees, non-employee directors and other persons. Options granted under our stock option plan generally vest over a three-year period starting one year from the date of grant and expire ten years from the date of grant. The purchase price of options granted may not be less than the closing market price of National Oilwell Varco common stock on the date of grant. At December 31, 2008, approximately 5.3 million shares were available for future grants.

We also have inactive stock option plans that were acquired in connection with the acquisitions of IRI International Corporation in 2000, Varco International, Inc. in 2005 and Grant Prideco Inc in 2008. We converted the outstanding stock options under these plans to options to acquire our common stock and no further options are being issued under these plans. Stock option information summarized below includes amounts for the National Oilwell Varco Long-Term Incentive Plan and stock plans of acquired companies.

Options outstanding at December 31, 2008 under the stock option plans have exercise prices between $5.72 and $73.98 per share, and expire at various dates from February 8, 2009 to May 15, 2018.

The following summarizes options activity:

	Years Ended December 31,					
	2008		2007		2006	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Shares under option at beginning of year	7,903,832	$ 29.12	10,559,862	$ 23.28	8,681,684	$ 15.18
Granted	2,993,000	48.59	2,381,300	35.55	4,680,000	33.29
Cancelled	(218,560)	30.90	(301,608)	30.55	(415,396)	23.43
Exercised	(3,130,450)	27.08	(4,735,722)	19.28	(2,386,426)	13.58
Shares under option at end of year	7,547,822	$ 37.24	7,903,832	$ 29.12	10,559,862	$ 23.28
Exercisable at end of year	3,110,462	$ 26.17	1,619,374	$ 19.55	2,688,298	$ 13.85

The following summarizes information about stock options outstanding as of December 31, 2008:

		Options Outstanding		Options Exercisable	
Range of Exercise Price	Weighted-Avg Ramaining Contractual Life	Shares	Weighted-Avg Exercise Price	Shares	Weighted-Avg Exercise Price
$4.72 to $12.75	3.91	366,523	$ 9.93	366,523	$ 9.93
$13.08 to $28.04	4.61	1,224,732	18.03	1,224,732	18.03
$29.13 to $73.98	8.00	5,956,567	42.88	1,519,207	36.66
Total	7.25	7,547,822	$ 37.24	3,110,462	$ 26.17

The weighted-average fair value of options granted during 2008, 2007 and 2006 was approximately $22.16, $11.99 and $11.90 (excluding options assumed in the Grant Prideco merger) per share, respectively, as determined using the Black-Scholes option-pricing model. The total intrinsic value of options exercised during 2008 and 2007 was $154.5 million and $114.2 million, respectively.

Upon adoption of SFAS 123(R), we began recording expense related to the value of employee stock options on the date of grant using the Black Scholes model. Prior to the adoption of SFAS 123(R), the value of each employee stock option was estimated on the date of grant using the Black-Scholes model for the purpose of the pro forma financial information in accordance with SFAS 123. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise activity. The use of the Black Scholes model requires the use of extensive actual employee exercise activity data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends and expected term.

	Years Ended December 31,		
	2008	2007	2006
Valuation Assumptions:			
Expected volatility	41.8%	38.6%	39.4%
Risk-free interest rate	2.9%	4.6%	4.6%
Expected dividends	$ —	$ —	$ —
Expected term (in years)	3.6	3.5	3.8

We used the actual volatility for traded options on our stock since March 11, 2005 (the Varco merger date) as the expected volatility assumption required in the Black Scholes model, which is consistent with SFAS 123(R) and SAB 107. Prior to the first quarter of fiscal 2006, we used our historical stock price volatility in accordance with SFAS 123 for purposes of our pro forma information.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The estimated expected term is based on actual employee exercise activity for the past ten years.

As stock-based compensation expense recognized in the Consolidated Statement of Income in 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

The following summary presents information regarding outstanding options as of December 31, 2008 and changes during 2008 with regard to options under all stock option plans:

	Shares	Weighted Average Exercise Price	Weighted Remaining Contractual (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	7,903,832	$ 29.12		
Granted	2,993,000	$ 48.59		
Exercised	(3,130,450)	$ 27.08		
Cancelled	(218,560)	$ 30.90		
Outstanding at December 31, 2008	7,547,822	$ 37.24	7.25	$ 13,473,682
Vested or expected to vest	7,313,840	$ 37.24	7.25	$ 13,055,998
Exercisable at December 31, 2008	3,110,462	$ 26.17	5.90	$ 13,473,682

As of December 31, 2008, total unrecognized compensation cost related to nonvested stock options was $36.2 million. This cost is expected to be recognized over a weighted average period of 2.0 years. The total fair value of stock options vested in 2008, 2007 and 2006 was approximately $42.9 million, $33.5 million and $22.1 million, respectively. Cash received from option exercises for 2008, 2007 and 2006 was $78.0 million, $91.3 million and $32.7 million respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $45.9 million, $34.2 million and $15.2 million for 2008, 2007 and 2006, respectively. Cash used to settle equity instruments granted under all share-based payment arrangements for 2008, 2007 and 2006 was not material for any period.

Restricted Shares

The Company sometimes issues restricted stock awards ("RSA") with no exercise price to officers and key employees in addition to stock options. The Company granted 325,300 restricted shares to key employees on February 19, 2008 at $64.16. These shares will not vest until the third anniversary of the date of the grant, at which time they will be 100% vested. The Company also granted performance-based restricted shares to senior management and officers on February 19, 2008 at $64.16. These shares will not vest until the third anniversary of the date of the grant, at which time they will be 100% vested, with a performance condition of the Company's operating income level growth from January 1, 2008 to December 31, 2010 needing to exceed the median operating income level growth of a designated peer group over the same period.

The following summary presents information regarding outstanding restricted shares as of December 31, 2008, and 2007, and changes during 2008, and 2007:

Restricted Shares	Units	Weighted Average Grant Date Fair Value
Non Vested at January 1, 2007	72,000	$ 29.13
Granted	1,028,402	$ 37.06
Vested	—	$ —
Forfeited	(39,400)	$ 37.40
Non Vested at December 31, 2007	1,061,002	$ 36.56
Granted	755,535	$ 64.33
Vested	(307,905)	$ 68.12
Forfeited	(48,136)	$ 42.32
Non Vested at December 31, 2008	1,460,496	$ 47.34

The weighted-average grant day fair value of RSA's granted during the years ended 2008, 2007 and 2006 was $64.16, $37.06 and nil (excluding RSA's assumed in the Grant Prideco merger) per share, respectively. There were 307,905, nil and nil RSA's that vested during 2008, 2007 and 2006, respectively. As of December 31, 2008, there was $37.4 million of unrecognized compensation cost related to non-vested RSA which is expected to be recognized over a weighted-average period of 2.0 years.

14. Income Taxes

The domestic and foreign components of income before income taxes were as follows (in millions):

	Years Ended December 31,		
	2008	2007	2006
Domestic	$ 1,577.0	$ 1,243.5	$ 627.1
Foreign	1,384.3	785.4	422.1
	$ 2,961.3	$ 2,028.9	$ 1,049.2

The components of the provision for income taxes consisted of (in millions):

	Years Ended December 31,		
	2008	2007	2006
Current:			
Federal	$ 690.9	$ 490.2	$ 255.8
State	54.7	38.8	14.4
Foreign	280.3	136.0	99.3
Total current income tax provision	1,025.9	665.0	369.5
Deferred:			
Federal	(93.1)	(66.0)	(36.5)
State	(1.5)	(3.3)	(2.0)
Foreign	61.5	80.1	24.7
Total deferred income tax provision	(33.1)	10.8	(13.8)
Total income tax provision	$ 992.8	$ 675.8	$ 355.7

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in millions):

	Years Ended December 31,		
	2008	2007	2006
Federal income tax at statutory rate	$ 1,036.5	$ 710.1	$ 367.2
Foreign income tax rate differential	(124.5)	(65.9)	(28.6)
State income tax, net of federal benefit	33.8	23.1	9.3
Tax benefit of foreign sales income	—	—	(5.2)
Nondeductible expenses	11.9	9.5	7.3
Tax benefit of manufacturing deduction	(16.7)	(10.5)	(1.2)
Foreign dividends net of foreign tax credits	45.8	9.0	3.4
Change in deferred tax valuation allowance	(0.4)	2.5	2.7
Other	6.4	(2.0)	0.8
Total income tax provision	$ 992.8	$ 675.8	$ 355.7

At December 31, significant components of our deferred tax assets and liabilities were as follows (in millions):

	December 31,		
	2008	2007	2006
Deferred tax assets:			
Allowances and operating liabilities	$ 364.2	$ 152.1	$ 115.4
Net operating loss carryforwards	6.0	8.2	28.5
Postretirement benefits	12.1	16.5	0.6
Capital loss carryforwards	3.2	6.9	0.2
Other	21.8	17.8	19.8
Total deferred tax assets	407.3	201.5	164.5
Valuation allowance for deferred tax assets	(10.4)	(14.4)	(6.8)
	396.9	187.1	157.7
Deferred tax liabilities:			
Tax over book depreciation	146.2	94.7	89.0
Intangible assets	1,542.3	218.0	210.0
Deferred income	214.9	166.3	55.4
Other	231.0	85.3	34.6
Total deferred tax liabilities	2,134.4	564.3	389.0
Net deferred tax liability	$ (1,737.5)	$ (377.2)	$ (231.3)

On July 13, 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a return. Under FIN 48, the impact of an uncertain income tax position, in management's opinion, on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has a less than 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective January 1, 2007 for the Company.The balance of unrecognized tax benefits at December 31, 2008 and 2007 are $61.1 million and $47.0 million, respectively. These unrecognized tax benefits, if recognized in future periods, would impact the Company's effective tax rate. Included in the change in the balance of unrecognized tax benefits for the period ended December 31, 2008 was an increase of $9.1 million of unrecognized tax benefits associated with the acquisition of Grant Prideco, which was charged to Goodwill, and a net increase of $5.0 million which impacted the Company's effective tax rate in the current year. These unrecognized tax benefits are included in the balance of Accrued Income Taxes in the balance sheet as of December 31, 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2008	$ 47.0
Additions based on tax positions related to the current year	8.5
Additions for tax positions of prior years	9.1
Reductions for tax positions of prior years	(3.5)
Settlements	—
Reductions for lapse of applicable statutes of limitations	—
Balance at December 31, 2008	$ 61.1

The Company does not anticipate that the total unrecognized tax benefits will significantly change due to the settlement of audits or the expiration of statutes of limitation within 12 months of this reporting date.

To the extent penalties and interest would be assessed on any underpayment of income tax, such accrued amounts have been classified as a component of income tax expense in the financial statements. This is an accounting policy election made by the Company that is a continuation of the Company's historical policy and will continue to be consistently applied in the future. During the year ended December 31, 2008, the Company recognized $2.0 million of additional interest and penalties related to uncertain tax positions as part of income tax expense. As of December 31, 2008, the Company has accrued approximately $6.6 million of interest and penalties relating to unrecognized tax benefits.

These interest and penalties are included in the balance of Accrued Income Taxes in the balance sheet as of December 31, 2008.

The Company is subject to taxation in the United States, various states and foreign jurisdictions. The Company has significant operations in the United States, Canada, the United Kingdom, the Netherlands and Norway. Tax years that remain subject to examination by major tax jurisdictions vary by legal entity, but are generally open in the U.S. for the tax years ending after 2004 and outside the U.S. for the tax years ending after 2001. Norway also remains open for the 2001 tax year.

In the United States, the Company has $17.2 million of net operating loss carryforwards as of December 31, 2008, which expire at various dates through 2026. The potential benefit of $6.0 million has been recorded with $6.0 million valuation allowance. Future income tax payments will be reduced when the Company ultimately realizes the benefit of these net operating losses. If the Company ultimately realizes the benefit of these net operating loss carryforwards, the valuation allowance of $ 6.0 million would reduce future income tax expense.

During 2008 the Company recorded $1,479.9 million in net deferred tax liabilities with a corresponding increase in goodwill related to Grant Prideco purchase accounting. During 2007 the Company recorded $42.5 million in net deferred tax liabilities with a corresponding increase in goodwill related to NQL purchase accounting.

Also in the United States, the Company has $0.7 million of excess foreign tax credits as of December 31, 2008, which expire at various dates through 2017. These credits have been allotted a full valuation allowance and would be realized as a reduction of future income tax payments. If the Company ultimately realizes the benefit of these excess foreign tax credits, the valuation allowance of $0.7 million would reduce future income tax expense.

Also in the United States, the Company has $8.6 million of capital loss carryforwards as of December 31, 2008, which will expire in 2009. The related potential benefit of $3.0 million has been recorded with a valuation allowance of $3.0 million. These capital losses are not available to reduce future operating income but if realized will reduce future capital gains and will result in a reduction of income tax expense.

Outside the United States, the Company has $0.4 million of net operating loss carryforwards as of December 31, 2008, which will expire in 2009. Also outside the United States, the Company has $0.7 million of capital loss carryforwards as of December 31, 2008, which can be carried forward indefinitely. The related potential benefit of $0.2 million has been recorded with a full valuation allowance of $0.2 million. These capital losses are not available to reduce future operating income but if realized will reduce future capital gains and will result in a reduction of future income tax expense.

The deferred tax valuation allowance decreased $4.0 million for the period ending December 31, 2008. Of the net decrease recorded in 2008, $0.4 million was recorded as a decrease of income tax expense and $3.6 million was recorded as a decrease in goodwill.

Undistributed earnings of certain of the Company's foreign subsidiaries amounted to $2,254.5 million and $1,580.0 million at December 31, 2008 and 2007, respectively. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in either U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $107.3

million would be payable upon remittance of all previously unremitted earnings at December 31, 2008.

Because of the number of tax jurisdictions in which the Company operates, its effective tax rate can fluctuate as operations and the local country tax rates fluctuate. The Company is also subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company's future tax provision will reflect any favorable or unfavorable adjustments to its estimated tax liabilities when resolved. The Company is unable to predict the outcome of these matters. However, we believe that none of these matters will have a material adverse effect on the results of operations or financial condition of the Company.

15. Business Segments and Geographic Areas

The Company's operations consist of three reportable segments: Rig Technology, Petroleum Services & Supplies and Distribution Services.

Rig Technology: Our Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; rig instrumentation systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; and cranes.

Petroleum Services & Supplies: Our Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service pipelines, flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including drill pipe, transfer pumps, solids control systems, drilling motors, drill bits, reamers and other downhole tools, and mud pump consumables.

Distribution Services: Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting land drilling operations throughout North America, the segment supports major offshore drilling contractors through locations in Mexico, the Middle East, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies of the Company. The Company evaluates performance of each reportable segment based upon its operating income, excluding non-recurring items. During the second quarter of 2008, certain products previously reported in the Petroleum Services & Supplies segment were transferred to the Company's other two segments, due to a realignment of management responsibilities. Prior periods have not been restated for this change as the impact of the change was not material to any of the Company's segments.

No single customer accounted for 10% or more of consolidated revenues during the three years ended December 31, 2008.

Summarized financial information is as follows (in millions):

Geographic Areas:

	United States	Canada	Norway	United Kingdom	Other	Total
December 31, 2008:						
Revenues	$ 7,647.6	$ 805.4	$ 2,117.3	$ 657.5	$ 2,203.6	$ 13,431.4
Long-lived assets	1,049.7	107.3	43.5	89.2	387.0	1,676.7
December 31, 2007:						
Revenues	$ 5,555.5	$ 700.5	$ 1,698.8	$ 496.8	$ 1,337.4	$ 9,789.0
Long-lived assets	690.1	136.8	43.7	96.5	230.2	1,197.3
December 31, 2006:						
Revenues	$ 3,985.1	$ 714.9	$ 987.2	$ 402.2	$ 936.4	$ 7,025.8
Long-lived assets	596.3	115.8	42.1	88.7	179.2	1,022.1

Business Segments:

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Unallocated/ Eliminations	Total
December 31, 2008					
Revenues	$ 7,528.1	$ 4,651.4	$ 1,771.9	$ (520.0)	$ 13,431.4
Operating profit (a)	1,969.5	1,043.9	129.7	(225.6)	2,917.5
Capital expenditures	79.3	272.2	3.9	23.1	378.5
Depreciation and amortization	89.8	290.2	8.8	12.8	401.6
Goodwill	1,457.8	3,699.2	61.7	6.3	5,225.0
Total assets	9,048.0	11,152.9	649.7	628.1	21,478.7

December 31, 2007					
Revenues	$ 5,744.7	$ 3,061.0	$ 1,423.7	$ (440.4)	$ 9,789.0
Operating profit	1,393.6	731.6	94.0	(174.8)	2,044.4
Capital expenditures	63.8	159.6	5.5	22.9	251.8
Depreciation and amortization	53.7	147.9	5.0	7.5	214.1
Goodwill	1,230.7	1,169.0	39.1	6.3	2,445.1
Total assets	7,096.8	3,964.5	651.8	401.8	12,114.9
December 31, 2006					
Revenues	$ 3,584.9	$ 2,425.0	$ 1,369.6	$ (353.7)	$ 7,025.8
Operating profit	608.5	545.6	94.0	(137.0)	1,111.1
Capital expenditures	46.8	138.5	3.7	11.4	200.4
Depreciation and amortization	48.1	100.9	5.3	6.3	160.6
Goodwill	1,168.3	1,034.9	35.2	6.3	2,244.7
Total assets	4,936.8	3,248.3	592.7	241.5	9,019.3

(a) Under purchase accounting, a fair value step up adjustment of $89.1 million was made to inventory and was charged to "Cost of revenue" as the applicable inventory was sold. Cost of revenue includes $89.1 million of these inventory charges for the year ended December 31, 2008.

The Company's 2008 financial statements include Grant Prideco from April 21, 2008, the Merger Date, which includes additional amortization and depreciation of $114.1 million from the step up to fair market value of Grant Prideco's assets and liabilities for the year ended December 31, 2008. As a result of the acquisition and the organizational structure the Company reviewed its segment reporting and determined that the Grant Prideco product lines, which includes the results of operations and all assets and liabilities, will be reported within the Petroleum Services & Supplies segment.

16. Quarterly Financial Data (Unaudited)

Summarized quarterly results, were as follows (in millions, except per share data). The 2008 results include Grant Prideco operations from the acquisition date of April 21, 2008:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2008				
Revenues	$ 2,685.4	$ 3,324.2	$ 3,611.6	$ 3,810.2
Gross Profit	796.6	981.5	1,100.0	1,193.4
Net income	397.6	421.7	547.7	585.0
Net income per basic share	1.12	1.05	1.32	1.41
Net income per diluted share	1.11	1.04	1.31	1.40
Year ended December 31, 2007				
Revenues	$ 2,165.7	$ 2,384.9	$ 2,579.5	$ 2,658.9
Gross Profit	615.0	683.8	740.3	791.1
Net income	275.9	318.5	366.0	376.7
Net income per basic share	0.78	0.90	1.03	1.06
Net income per diluted share	0.78	0.89	1.02	1.05

SCHEDULE II
NATIONAL OILWELL VARCO, INC.
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2008, 2007 and 2006

	Balance beginning of year	Additions (Deductions) charged to costs and expenses	Charge off 's and other	Balance end of year
		(in millions)		
Allowance for doubtful accounts:				
2008	$ 44.8	$ 24.5	$ 3.4	$ 72.7
2007	30.4	16.2	(1.8)	44.8
2006	17.4	17.3	(4.3)	30.4
Allowance for excess and obsolete inventories:				
2008	$ 99.3	$ 27.1	$ (3.2)	$ 123.2
2007	86.1	33.9	(20.7)	99.3
2006	56.8	36.9	(7.6)	86.1
Valuation allowance for deferred tax assets:				
2008	$ 14.4	$ (0.4)	$ (3.6)	$ 10.4
2007	6.8	2.6	5.0	14.4
2006	1.9	2.7	2.2	6.8
Warranty reserve:				
2008	$ 91.5	$ 77.4	$ (55.0)	$ 113.9
2007	57.3	78.2	(44.0)	91.5
2006	24.9	54.2	(21.8)	57.3

NATIONAL OILWELL VARCO